FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

Item 1	Notice of Annual Meeting of Shareholders

Item 2	Management Proxy Circular

Item 3	Proxy Form

Item 4	Annual Report

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 24, 2011	By:	/s/ Sean Finn
		Name:	Sean Finn
		Title:	Executive Vice-President Corporate Services and Chief Legal Officer

Item 1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Our annual meeting of holders of common shares will be held at

THE FAIRMONT ROYAL YORK
IMPERIAL ROOM, LOBBY LEVEL
100 FRONT STREET WEST
TORONTO, ONTARIO (CANADA)

on Wednesday, April 27, 2011, at 10:00 a.m. (Eastern Daylight Time) for the purposes of:

1.	receiving the consolidated ﬁnancial statements for the year ended December 31, 2010, and the auditors’ reports thereon;

2.	electing the directors;

3.	appointing the auditors;

4.
considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 6 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the Statement of Executive Compensation section of the accompanying management information circular; and

5.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 9, 2011, as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting.

By order of the Board of Directors

(Signed) Sean Finn Sean Finn EXECUTIVE VICE-PRESIDENT CORPORATE SERVICES AND CHIEF LEGAL OFFICER

March 8, 2011 Montréal, Quebec

Item 2

MANAGEMENT
INFORMATION CIRCULAR
APRIL 27, 2011

AND NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

March 8, 2011

Dear Shareholder:

On behalf of the Board of Directors and Management of Canadian National Railway Company (the “Company”), we cordially invite you to attend the annual meeting of shareholders that will be held this year at The Fairmont Royal York, Imperial Room, Lobby Level, 100 Front Street West, Toronto, Ontario (Canada), on Wednesday, April 27, 2011, at 10:00 a.m. (Eastern Daylight Time).

This Information Circular describes the business to be conducted at the meeting and provides information on executive compensation and CN’s governance practices. In addition to these items, we will discuss, at the meeting, highlights of our 2010 performance and our plans for the future. You will have the opportunity to meet and interact with your directors and the senior officers of the Company.

Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form or voting instruction form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the Internet by following the instructions on the enclosed forms. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or voting instruction form or by voting over the Internet.

If your shares are not registered in your name but are held in the name of a nominee, you may wish to consult the information on page 5 of the Information Circular with respect to how to vote your shares.

A live webcast of the meeting will be available on the Company’s website at www.cn.ca.

We look forward to seeing you at the meeting.

Sincerely,

(Signed) Claude Mongeau Claude Mongeau PRESIDENT AND CHIEF EXECUTIVE OFFICER	(Signed) David G.A. McLean David G.A. McLean CHAIRMAN OF THE BOARD

INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of, and “CN”, the “Company” or “we”, “us”, “our” refer to, Canadian National Railway Company. The Meeting will be held on Wednesday, April 27, 2011, at 10:00 a.m. (Eastern Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 25, 2011, except as indicated otherwise.

IMPORTANT – If you are not able to attend the Meeting, please exercise your right to vote by signing the enclosed form of proxy or voting instruction form and, in the case of registered shareholders and holders of Employee Shares (as such term is defined in this Information Circular) by returning it to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the Internet no later than 5:00 p.m. (Eastern Daylight Time) on April 26, 2011, or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 5 of this Information Circular.

What’s Inside
3	Questions and Answers – Voting and Proxies

6	Business of the Meeting

6	Financial Statements
6	Election of Directors
6	Appointment of Auditors
6	Advisory Vote on Executive Compensation

7	Nominees for Election to the Board

7	Description of Nominees
14	Board of Directors Compensation
18	Board and Committee Attendance
19	Additional Disclosure Relating to Directors

20	Statement of Corporate Governance Practices

20	General
20	Code of Business Conduct
21	Independence of Directors
21	Independent Chairman of the Board
22	Position Descriptions
22	Election of Directors
22	Committees of the Board
24	Board and Committee Meetings
24	Director Selection
26	Board Performance Assessment
27	Board Compensation
27	Director Orientation and Continuing Education
28	Audit Committee Disclosure

32	Statement of Executive Compensation

33	Human Resources and Compensation Committee
34	Compensation Discussion and Analysis
46	Summary Compensation Table
47	Incentive Plan Awards
51	Employment Contracts/Arrangements
51	Pension Plan Beneﬁts
55	Termination and Change of Control Beneﬁts
56	Currency Exchange Information

57	Other Information

57	Securities Authorized for Issuance Under Equity Compensation Plans
57	Indebtedness of Directors and Executive Ofﬁcers
57	Interest of Informed Persons and Others in Material Transactions
57	Directors’ and Ofﬁcers’ Insurance
57	Shareholder Proposals
57	Availability of Documents
57	Approval

58	SCHEDULE “A” – Mandate of the Board

60	SCHEDULE “B” – Reports of the Committees

CN MANAGEMENT INFORMATION CIRCULAR	2

QUESTIONS AND ANSWERS

Voting and Proxies

The following questions and answers provide guidance on how to vote your shares.

Who can vote?

Shareholders who are registered as at the close of business on March 9, 2011 (the “record date”), will be entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on February 25, 2011, the Company had outstanding 458,613,079 common shares without par value. Subject to the voting restrictions described below, each common share carries the right to one vote.

To the knowledge of the directors and senior officers of the Company, based on the most recent publicly available information, the only person who beneficially owns, or exercises control or direction over, directly or indirectly, shares carrying 10% or more of the voting rights attached to any class of shares of the Company is Mr. William H. Gates, III, who, as the sole member of Cascade Investment, L.L.C. and a co-trustee of the Bill & Melinda Gates Foundation Trust, is deemed to have beneficial ownership of and/or control or direction over 46,067,375 common shares of the Company representing 10.04% of the outstanding common shares of CN as of February 25, 2011.

What will I be voting on?

Shareholders will be voting (i) to elect directors of the Company, (ii) to appoint KPMG LLP as auditors of the Company, and (iii) in an advisory, non-binding capacity, on the approach to executive compensation disclosed in the Statement of Executive Compensation section of this Information Circular. Our Board of Directors and our management are recommending that shareholders vote FOR items (i), (ii) and (iii).

How will these matters be decided at the meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained the services of Kingsdale Shareholder Services Inc. for the solicitation of proxies in Canada and the United States, at an aggregate cost estimated to be CAD$28,500 plus additional costs relating to out-of-pocket expenses.

Who can I call with questions?

If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call Kingsdale Shareholder Services Inc., the Company’s proxy solicitation agent, toll-free at 1-866-879-7649.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-888-453-0330 or by email at service@computershare.com.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non-registered shareholder?”.

What are the voting restrictions?

Our articles of incorporation, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

CN MANAGEMENT INFORMATION CIRCULAR	3

How do I vote if I am a registered shareholder?

1.
VOTING BY PROXY
You are a registered shareholder if your name appears on your share certiﬁ cate. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons currently named as proxies in such form of proxy are the Board Chair and the President and Chief Executive Ofﬁcer of the Company.
However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and attends the Meeting.

•	How can I send my form of proxy?
You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote over the Internet by following the instructions on the form of proxy.

•	What is the deadline for receiving the form of proxy?
The deadline for receiving duly completed forms of proxy or a vote over the Internet is 5:00 p.m. (Eastern Daylight Time) on April 26, 2011, or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day ﬁxed for the adjourned or postponed meeting.

•
How will my common shares be voted if I give my proxy?
Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy. If no instructions are indicated, your common shares represented by proxies in favour of the Board Chair or the President and Chief Executive Ofﬁcer will be voted as follows:

FOR the election of management’s nominees as directors,
FOR the appointment of KPMG LLP as auditors,
FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the Statement of Executive Compensation section of this Information Circular, and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to ofﬁce and management is not aware of any amendment or other business likely to be brought before the Meeting.

•	If I change my mind, how can I revoke my proxy?
You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of the Company at the registered ofﬁce of the Company (935 de La Gauchetière Street West, Montréal, Quebec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. (Eastern Daylight Time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) ﬁled with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law or in the case of a vote over the Internet, by way of a subsequent Internet vote.

2.	VOTING IN PERSON
If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada at the registration table. Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

CN MANAGEMENT INFORMATION CIRCULAR	4

How do I vote if I am a non-registered shareholder?

If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, Canadian brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways, listed below, that you can vote your common shares:

1.	GIVING YOUR VOTING INSTRUCTIONS
Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting.

2.	VOTING IN PERSON
However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the Meeting.

How do I vote if I am an employee shareholder?

Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Union and Management Savings Plans for U.S. Operations (the “Plans”), are known as “Employee Shares”. Employee Shares remain registered in the name of the Plans’ custodian (the “custodian”), unless the employees have withdrawn their common shares from the Plans in accordance with their provisions.

Voting rights attached to the Employee Shares that are registered in the name of the custodian can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction form the necessary directions to the custodian or any other person or company (who need not be a shareholder) as to how they wish their Employee Shares to be voted at the Meeting. Beneficial owners of Employee Shares may also give such voting instructions by telephone or over the Internet. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in accordance with management’s recommendations mentioned above and at the discretion of the custodian or such other person indicated, in respect of amendments to the items mentioned on the enclosed voting instruction form or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction form has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the Internet) will be voted.

A holder of Employee Shares may revoke his or her directions, as indicated on a voting instruction form, at any time by an instrument in writing executed by the holder of Employee Shares, or by the holder’s attorney duly authorized in writing, provided such written instrument indicating the holder’s intention to revoke is (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including 5:00 p.m. (Eastern Daylight Time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law, or in the case of directions given by telephone or over the Internet, by way of subsequent telephone or Internet directions.

The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No form of proxy is to be completed with respect to Employee Shares.

CN MANAGEMENT INFORMATION CIRCULAR	5

BUSINESS OF THE MEETING

Financial Statements

Our consolidated financial statements for the year ended December 31, 2010, together with the auditors’ reports thereon, are included in the 2010 Annual Report of the Company, available on our website at www.cn.ca, on SEDAR at www.sedar.com, in the Company’s annual report on Form 40-F available on EDGAR at www.sec.gov, on our website at www.cn.ca, and in print, free of charge, to any shareholder who requests copies by contacting our Corporate Secretary or Investor Relations.

Election of Directors

Our articles of incorporation, as amended, provide that our Board of Directors shall consist of a minimum of seven and a maximum of 21 directors (hereinafter the “Board” or “Board of Directors”). Pursuant to a resolution of the Board of Directors, 13 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board – Description of Nominees” will be presented for election at the Meeting as management’s nominees. Except for Mr. O’Connor, all of the nominees proposed for election as directors are currently directors of the Company. All persons nominated were recommended to the Board of Directors by the Corporate Governance and Nominating Committee. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of these nominees. The persons nominated are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors.

Appointment of Auditors

The Board of Directors and the Audit Committee recommend that KPMG LLP be appointed to serve as our auditors until the next annual meeting of shareholders. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

Advisory Vote on Executive Compensation

At a meeting of the Board of Directors in early 2010, it was agreed that the Company would closely monitor the evolution of “Say on Pay” resolutions with the intention to include a non-binding advisory “Say on Pay” vote in our 2011 Information Circular. In keeping with this undertaking, the Board of Directors has acted to provide shareholders of the Company with the opportunity to cast at its annual meeting an advisory vote on the Company’s approach to executive compensation as disclosed in the Statement of Executive Compensation section of this Information Circular. Such section describes the role of the Human Resources and Compensation Committee in overseeing compensation of executives and ensuring that it is linked to the Company’s three-year business plan. The section also describes the Company’s executive compensation principles, the structure of the compensation plans for executives, and the alignment of such plans with the interests of our shareholders.

The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution:

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the section entitled “Statement of Executive Compensation” of the Information Circular of the Company dated March 8, 2011.”

The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at the meeting are voted against the above non-binding advisory resolution, the Chairman of the Board or the Chair of the Human Resources and Compensation Committee will oversee a process to engage with shareholders with a view to giving shareholders the opportunity to express their specific concerns. The Board of Directors and the Human Resources and Compensation Committee, will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of shareholders’ specific concerns.

CN MANAGEMENT INFORMATION CIRCULAR	6

NOMINEES FOR ELECTION TO THE BOARD

Description of Nominees

The following tables set out information as of February 25, 2011, unless otherwise indicated, regarding the nominees for election as directors. All nominees, other than Mr. James E. O’Connor, are current directors of the Company.

MICHAEL R. ARMELLINO, CFA Age: 71(1) Fort Lee, New Jersey, U.S.A. Director since: May 7, 1996 Independent
Mr. Armellino, a chartered financial analyst, is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including senior transportation analyst and Partner in  Charge of Research.

Mr. Armellino is a Trustee and member of the Executive Committee of the Peddie School, a Trustee of the Hackensack University Medical Center Foundation and Founder and senior advisor of the Bergen Volunteer Medical Initiative, a privately funded organization providing free health care for those without healthcare in Bergen County, New Jersey. Mr. Armellino is also a director of Armanta Corp., a private computer software company.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	$8,001,720(3)
February 2011	113,680
February 2010	111,150
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	N/A
Strategic Planning Committee (Chair)	100%
Audit Committee	100%
Finance Committee	100%
Investment Committee of CN’s Pension Trust Funds(5)	100%

A. CHARLES BAILLIE, O.C., LL.D. Age: 71(1) Toronto, Ontario, Canada Director since: April 15, 2003 Independent
Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer in December 2002 after a career at the bank that spanned five decades. Mr. Baillie is chair of the board of directors of Alberta Investment Management Corporation (AIMCo) and is also a director of George Weston Limited and TELUS Corporation.

Mr. Baillie is a past chairman of the Canadian Council of Chief Executives and Chancellor Emeritus of Queen’s University. He has been heavily involved in the arts for many years and is currently Honourary Chair of the Art Gallery of Ontario. He is on the national board of directors of Soulpepper Theatre Company, Luminato and Business for the Arts. He was appointed an Officer of the Order of Canada in 2006 and inducted into the Canadian Business Hall of Fame in 2008.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	$10,694,108(3)
February 2011	151,711(6)
February 2010	147,279(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	George Weston Limited	(2003-present)
Finance Committee (Chair)	80%	TELUS Corporation	(2003-present)
Environment, Safety and Security Committee	100%	Dana Corporation	(1998-2008)
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds (5)	75%
Strategic Planning Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	7

HUGH J. BOLTON, FCA Age: 72(1) Edmonton, Alberta, Canada Director since: April 15, 2003 Independent
Mr. Bolton is the chair of the board of directors of EPCOR Utilities Inc. (energy and energy-related services provider, not publicly traded). From 2001 to 2010 he also served as chair of Matrikon Inc.

From 1992 to 1997, Mr. Bolton was Chairman and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers), capping a forty-year career with the firm. Mr. Bolton is also a director of Capital Power Corporation, Teck Resources Limited, TD Bank Financial Group and WestJet Airlines Ltd.

He is also a director of the Shock Trauma Air Rescue Society (STARS), a non-profit organization providing emergency medical transport using medivac helicopters in Alberta, eastern British Columbia and western  Saskatchewan, and of the Alberta Board of Governors of the Miller Thomson Foundation.

He was inducted as a fellow of the Institute of Corporate Directors in 2006 and is a recipient of the Lifetime Achievement Award from the Institute of Chartered Accountants of Alberta. He has previously served as a member of the Board of Governors of Junior Achievement of Canada and the Canadian Tax Foundation.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)

Value at Risk	$3,219,983(3)
February 2011	45,680(6)
February 2010	42,478(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Capital Power Corporation	(2009-present)
Audit Committee	100%	WestJet Airlines Ltd.	(2005-present)
Corporate Governance and Nominating Committee	100%	TD Bank Financial Group	(2003-present)
Human Resources and Compensation Committee	100%	Teck Resources Limited	(2001-present)
Strategic Planning Committee	100%	Matrikon Inc.	(2001-2010)

DONALD J. CARTY, O.C., LL.D. Age: 64(1) Dallas, Texas, U.S.A. Director since: January 1, 2011 Independent
Mr. Carty is the retired Vice-Chairman and Chief Financial Officer of Dell, Inc. (computer manufacturer), a position he assumed in January 2007. Before joining Dell, Mr. Carty retired in 2003 as Chairman and CEO of AMR Corporation and American Airlines. He had previously served as President, Executive Vice-President – Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 – 1987.

In the voluntary sector, Mr. Carty is on the board of the Dallas Center for the Performing Arts Foundation, the Board of Trustees of Southern Methodist University and the Executive Board of the SMU Cox School of Business. He is a former Chairman of Big Brothers-Big Sisters of America. He was named an Officer of the Order of Canada in 2003.

Mr. Carty also serves on the boards of Dell, Inc., Barrick Gold Corporation, Hawaiian Holdings, Inc., Gluskin, Sheff & Associates Inc. and Talisman Energy Inc. He is chairman of Virgin America Airlines, Inc. and Porter Airlines, Inc.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)

Value at Risk	$192,793(3)
February 2011	2,739(6)
February 2010	Nil
MEMBER OF(8)	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	–	Talisman Energy Inc.	(2009-present)
Audit Committee	–	Barrick Gold Inc.	(2006-present)
Corporate Governance and Nominating Committee	–	Gluskin Sheff & Associates	(2006-present)
Finance Committee	–	Hawaiian Holdings, Inc.*	(2004-present)
Strategic Planning Committee	–	Dell, Inc.	(1992-present)
		Sears Holding Corp.	(2001-2007)
*Term ends May 1, 2011 and will not stand for re-election

CN MANAGEMENT INFORMATION CIRCULAR	8

AMBASSADOR GORDON D. GIFFIN Age: 61(1) Atlanta, Georgia, U.S.A. Director since: May 1, 2001 Independent
Mr. Giffin is Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years. Mr. Giffin was United States Ambassador to Canada from August 1997 to April 2001.

Mr. Giffin is a member of the Board of Trustees of the Jimmy Carter Presidential Center and the board of directors of the Canadian-American Business Council and the Canada-US Fulbright Program. He is chairman of the board of Friends of the National Arts Centre.

Mr. Giffin is also a director of the Canadian Imperial Bank of Commerce, Canadian Natural Resources Limited, TransAlta Corporation and Just Energy Income Fund.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(4)
Value at Risk	$3,168,098(3)
February 2011	45,009(6)	February 2011	–
February 2010	42,165(7)	February 2010	12,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Just Energy Income Fund	(2006-present)
Audit Committee	100%	Canadian Natural Resources Limited	(2002-present)
Donations and Sponsorships Committee	100%	TransAlta Corporation	(2002-present)
Finance Committee	100%	Canadian Imperial Bank of Commerce	(2001-present)
Human Resources and Compensation Committee	100%	AbitibiBowater Inc.	(2003-2009)
Strategic Planning Committee	100%

EDITH E. HOLIDAY Age: 59(1) Palm Beach County, Florida, U.S.A. Director since: June 1, 2001 Independent
Mrs. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and Secretary of the Cabinet, The White House.

Mrs. Holiday is a director of H.J. Heinz Company, Hess Corporation, RTI International Metals, Inc. and White Mountains Insurance Group, Ltd. She is also a director or trustee of various investment companies of the Franklin Templeton Group of Funds.

She is the recipient of the Direct Women’s 2009 Sandra Day O’Connor Board Excellence Award, which honours women who have served with distinction on the board of a public company and advanced the value of diversity in the workplace.

Mrs. Holiday is admitted to the bars of the states of Florida, Georgia and the District of Columbia.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(4)
Value at Risk	$3,020,917(3)
February 2011	42,918(6)	February 2011	–
February 2010	40,278(7)	February 2010	12,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	White Mountains Insurance Group, Ltd.	(2004-present)
Corporate Governance and Nominating Committee	100%	RTI International Metals, Inc.	(1999-present)
Environment, Safety and Security Committee	100%	Franklin Templeton Group of Funds
Human Resources and Compensation Committee	100%	(various companies)	(1996-present)
Investment Committee of CN’s Pension Trust Funds(5)	100%	H.J. Heinz Company	(1994-present)
Strategic Planning Committee	100%	Hess Corporation	(1993-present)

CN MANAGEMENT INFORMATION CIRCULAR	9

V. MAUREEN KEMPSTON DARKES, O.C., D. COMM., LL.D. Age: 62(1) Weston, Florida, U.S.A. Director since: March 29, 1995 Independent
Mrs. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. In 2009 she ended a 35-year career at GM during which she attained the highest operating post ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation.

She is an Officer of the Order of Canada, a member of the Order of Ontario and was ranked by Fortune magazine in 2009 as the 12th Most Powerful Woman in International Business. In 2006, she was the recipient of the Governor General of Canada’s Persons Award and was inducted as a fellow of the Institute of Corporate Directors in 2011. Mrs. Kempston Darkes is a member of the University of Toronto’s International Alumni Council. She is also a director of the Bridgepoint Health Foundation.

Mrs. Kempston Darkes is also a director of Brookfield Asset Management Inc., Irving Oil Co. Ltd. and Enbridge Inc.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(4)
Value at Risk	$5,705,743(3)
February 2011	80,944(6)	February 2011	12,000
February 2010	70,505(7)	February 2010	27,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Enbridge Inc.	(2010-present)
Environment, Safety and Security Committee (Chair)	100%	Brookfield Asset Management Inc.	(2008-present)
Finance Committee	100%	Thompson Corporation	(1996-2008)
Investment Committee of CN’s Pension Trust Funds(5)	100%	Falconbridge Limited	(2005-2006)
Strategic Planning Committee	100%

THE HON. DENIS LOSIER, P.C., LL.D. Age: 58(1) Moncton, New Brunswick, Canada Director since: October 25, 1994 Independent
Mr. Losier is President and Chief Executive Officer, Assumption Life (life insurance company). Between 1989 and 1994, Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, including Minister of Fisheries and Aquaculture and Minister of Economic Development and Tourism.

Mr. Losier was co-chair of the University of Moncton’s Excellence Campaign. In 2008, he was named a member of the Security Intelligence Review Committee of Canada, and, as such, became a member of the Privy Council. He is a member of the New Brunswick Business Council and a director of Canadian Blood Services, the Canadian Life and Health Insurance Association, Enbridge Gas – New Brunswick, NAV CANADA and Plazacorp Retail Properties Ltd.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(4)
Value at Risk	$8,791,160(3)
February 2011	124,715(6)	February 2011	12,000
February 2010	105,631(7)	February 2010	27,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Plazacorp Retail Properties Ltd.	(2007-present)
Audit Committee (Chair)	100%	NAV CANADA	(2004-present)
Corporate Governance and Nominating Committee	100%
Investment Committee of CN’s Pension Trust Funds(5)	100%
Strategic Planning Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	10

THE HON. EDWARD C. LUMLEY, P.C., LL.D. Age: 71(1) South Lancaster, Ontario, Canada Director since: July 4, 1996 Independent
Mr. Lumley is Vice-Chairman, BMO Capital Markets (investment bank). From 1986 to 1991, he served as chair of Noranda Manufacturing Group Inc.

Mr. Lumley was a Member of Parliament from 1974 to 1984, during which time he held various cabinet portfolios in the Government of Canada. He is currently Chancellor of the University of Windsor and a director of BCE Inc., Bell Canada and Dollar-Thrifty Automotive Group, Inc.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	$6,861,990(3)
February 2011	97,347(6)
February 2010	93,527(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	BCE Inc.	(2003-present)
Investment Committee of CN’s Pension Trust Funds (Chair)(5)	100%	Dollar-Thrifty Automotive Group, Inc.	(1997-present)
Environment, Safety and Security Committee	100%	Magna Entertainment Corp.	(1989-2008)
Finance Committee	100%	Magna International Inc.	(1989-2008)
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%

DAVID G.A. McLEAN, O.B.C., LL.D. Age: 72(1) Vancouver, British Columbia, Canada Director Since: August 31, 1994 Independent
Mr. McLean is Board Chair of the Company and chair of The McLean Group (real estate investment, film and television facilities, communications and aircraft charters).

He is a trustee of Wetlands America Trust, Inc., the U.S. foundation of Ducks Unlimited. He is on the advisory board of the Institute of Canadian Studies at the University of California at Berkeley and past chair of the board of governors of the University of British Columbia, the Vancouver Board of Trade and the Canadian Chamber of Commerce.

Mr. McLean was inducted as a fellow of the Institute of Corporate Directors of Canada in 2006 and was appointed to the Order of British Columbia in 1999. He has been awarded an honorary degree from the following four institutions: the University of British Columbia, the University of Alberta, Simon Fraser University and Royal Roads University.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED(2)
Value at Risk	$13,398,316(3)
February 2011	190,074(6)
February 2010	191,262(7)
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board (Chair)	100%	N/A
Corporate Governance and Nominating Committee (Chair)	100%
Donations and Sponsorships Committee	100%
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN’s Pension Trust Funds(5)	100%
Strategic Planning Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	11

CLAUDE MONGEAU Age: 49(1) Montréal, Quebec, Canada Director since: October 20, 2009 Not Independent
Mr. Mongeau became President and Chief Executive Officer of the Company on January 1, 2010. In 2000, he was appointed Executive Vice-President and Chief Financial Officer of the Company and held such position until June 1, 2009. Prior to this he held the positions of Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development upon joining the Company in 1994. In 2005, he was selected Canada’s CFO of the Year by an independent committee of prominent Canadian business leaders.

Prior to joining CN, Mr. Mongeau was a partner with Secor Group,a Montréal-based management consulting firm. He also worked in the business development unit of Imasco Inc. and as a consultant at Bain & Company.

Mr. Mongeau is also a director of SNC-Lavalin Group Inc.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(4)
Value at Risk	$15,578,149(3)
February 2011	220,998	February 2011	983,000
February 2010	216,200	February 2010	863,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	SNC-Lavalin Group Inc.	(2003-present)
Donations and Sponsorships Committee (Chair)	100%	Nortel Networks	(2006-2009)
Strategic Planning Committee	100%

JAMES E. O’CONNOR Age: 61(1) Fort Lauderdale, Florida, U.S.A. Nominee as a director Independent
Mr. O’Connor is chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the United States. From 1998 to 2011, Mr. O’Connor was chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc.

In 2001, Mr. O’Connor was the recipient of the Ellis Island Medal of Honor from the National Ethnic Coalition of Organizations (NECO) which rewards Americans who exemplify outstanding qualities in both their personal and professional lives, while continuing to preserve the richness of their particular heritage. He was named to the list of America’s Best CEOs each year, between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is also active in many community causes, especially those that benefit children. Mr. O’Connor has served on the board of directors of the SOS Children’s Village. He also currently serves on the board of directors of the South Florida P.G.A. of America.

SECURITIES HELD
COMMON SHARES OWNED OR CONTROLLED
Value at Risk	Nil
February 2011	Nil
February 2010	Nil
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
New Board nominee, not currently a director	–	Republic Services, Inc.	(1998-present)

CN MANAGEMENT INFORMATION CIRCULAR	12

ROBERT PACE Age: 56(1) Halifax, Nova Scotia, Canada Director since: October 25, 1994 Independent
Mr. Pace is President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate and environmental services).

Mr. Pace began his career as a lawyer in Halifax and worked as Atlantic Canada Advisor to the Prime Minister of Canada.

He is a director of the Atlantic Salmon Federation, the Asia Pacific Foundation and the Walter Gordon Foundation.

Mr. Pace is also a director of High Liner Foods Incorporated and Hydro One Inc.

SECURITIES AND OPTIONS HELD
COMMON SHARES OWNED OR CONTROLLED(2)		OPTIONS HELD(4)
Value at Risk	$9,133,178(3)
February 2011	129,567(6)	February 2011	12,000
February 2010	110,550(7)	February 2010	27,000
MEMBER OF	ATTENDANCE	OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Board	100%	Hydro One Inc.	(2007-present)
Human Resources and Compensation Committee (Chair)	100%	High Liner Foods Incorporated	(1998-present)
Audit Committee	100%	Overland Realty Limited	(2006-2010)
Corporate Governance and Nominating Committee	100%
Investment Committee of CN’s Pension Trust Funds(5)	100%
Strategic Planning Committee	100%

(1)	The age of the directors is provided as at the date of the Meeting (i.e., on April 27, 2011).
(2)
The information regarding common shares beneﬁcially owned, controlled or directed has been furnished by the respective nominees individually and includes Directors Restricted Share Units elected as compensation by directors, as well as Deferred Share Units (“DSUs”) under the Company’s Voluntary Incentive Deferral Plan (“VIDP”) in the case of Claude Mongeau, but does not include common shares under options. The VIDP provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in DSUs payable in cash upon retirement or termination of employment. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% (Company match) of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufﬁcient to meet the Company’s stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. For further details on the VIDP, please see the Deferred Compensation Plans section of this Information Circular.

(3)
The Value at Risk represents the total value of common shares and DRSUs (or DSUs for Mr. Mongeau) which total value is based on the February 25, 2011 closing price of the common shares on the Toronto Stock Exchange (CAD$70.49) or the New York Stock Exchange (US$71.92) for Michael R. Armellino, Donald J. Carty, Ambassador Gordon D. Gifﬁn and Edith E. Holiday, using the closing exchange rate (US$1 = CAD$0.9787) on the same date.

(4)
The information regarding options comprises the options granted under the Management Long-Term Incentive Plan. No options have been granted to non-executive directors since 2002. On March 8, 2005, the Management Long-Term Incentive Plan was amended to provide that option grants under such plan could no longer be made to non-executive directors.

(5)	The Investment Committee of CN’s Pension Trust Funds is a mixed committee composed of both members of the Board of Directors as well as ofﬁcers of the Company.
(6)
Includes Directors Restricted Share Units as at February 25, 2011 in the following amounts: A. Charles Baillie: 49,611; Hugh J. Bolton: 43,180; Donald J. Carty: 2,739; Ambassador Gordon D. Gifﬁn: 19,333; Edith E. Holiday: 8,206; V. Maureen Kempston Darkes: 24,414; The Hon. Denis Losier: 41,857; The Hon. Edward C. Lumley: 41,422; David G.A. McLean: 84,774; and Robert Pace: 46,193. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their Directors Restricted Share Units upon retirement, resignation or death.

(7)
Includes Directors Restricted Share Units as at February 26, 2010 in the following amounts: A. Charles Baillie: 45,679; Hugh J. Bolton: 39,978; Ambassador Gordon D. Gifﬁn: 18,265; Edith E. Holiday: 6,828; V. Maureen Kempston Darkes: 24,005; The Hon. Denis Losier: 38,678; The Hon. Edward C. Lumley: 40,727; David G.A. McLean: 83,352; and Robert Pace: 42,176. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their Directors Restricted Share Units upon retirement, resignation or death.

(8)
Mr. Carty did not attend Board meetings in 2010. Since his appointment to the Board on January 1, 2011, Mr. Carty has however been invited to attend various Board committee meetings on a non-voting basis. On March 8, 2011, the Board of Directors decided that Mr. Carty would become a member of the Audit, Corporate Governance and Nominating, Finance and Strategic Planning Committees.

CN MANAGEMENT INFORMATION CIRCULAR	13

Board of Directors Compensation

The directors of the Company play a central role in enhancing shareholder value. As indicated under “Nominees for Election to the Board – Board of Directors Compensation – Share Ownership” on page 16, the directors have a substantial investment in the Company. In addition, approximately 76% of the total annual remuneration of the non-executive directors for 2010 was in the form of common shares or Directors Restricted Share Units (“DRSUs”). Subject to the Minimum Shareholding Requirement as defined on page 16 of this Information Circular, directors may elect to receive all or part of their director, committee member, Board Chair and Committee Chair cash retainers either in cash, common shares of the Company purchased on the open market or DRSUs. They may also elect to receive their common share retainers in DRSUs. Each DRSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DRSUs reflecting dividend equivalents.

CN’s compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and Board Committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States, six of the non-executive director nominees are from the United States and the compensation of the non-executive directors of the Company tends to be comparable to that of large U.S.-based companies.

The compensation structure and level for CN’s directors was recommended by the Corporate Governance and Nominating Committee and approved by the Board in 2008 for a three-year period ending in 2010, and reviewed annually. In consideration for serving on the Board of Directors in 2010, CN’s directors were compensated as indicated in the table below:

AMOUNT AND NUMBER
TYPE OF FEE	OF SHARES
Board Chair Retainer(1)	US$120,000(2) and 12,000 Shares(2)
Director Retainer(3)	US$15,000(2) and 4,500 Shares(2)
Committee Chair Retainer(4)	US$15,000(2)
Committee Member Retainer	US$3,500(2)
Board Meeting Attendance Fee	US$1,500
Committee Meeting Attendance Fee	US$1,500
Travel Attendance Fee	US$1,500

(1)	The Board Chair receives no additional Director Retainer nor Committee Chair or Committee Member Retainer.
(2)
Directors (including Board Chair) may choose to receive all or part of their cash retainer in common shares or DRSUs and their common share retainer can also be received in DRSUs. The common shares are purchased on the open market.

(3)
Mr. Mongeau does not receive any compensation for serving as director of the Company. Mr. Mongeau’s compensation for serving as CEO of the Company is described in detail in the Statement of Executive Compensation Section.

(4)	Committee Chairs (other than the Board Chair) also receive, as members of a committee, a retainer of US$3,500.

In 2010, given the expiry of the current compensation program, the Chair of the Corporate Governance and Nominating Committee and the Chair of the Human Resources and Compensation Committee reviewed the amount and form of compensation for non-executive directors. After a review of best practices and director compensation trends, including those of other Class I Railroads, it was decided that beginning in 2011, the annual share grant portion of the Director and Board Chair retainers would no longer be comprised of a fixed number of shares and would be replaced with a common share grant valued at US$175,000 for directors, and a common share grant valued at US$350,000 for the Board Chair. This approach provides greater consistency in total director compensation while keeping the alignment with shareholders’ interest. Compared to 2010, the new compensation level represents an approximate reduction of 21% in average total compensation for CN directors and 36% for the Board Chair. Committee member and Committee Chair retainers remain unchanged at US$3,500 for Committee Members and US$15,000 for Committee Chairs, except for the Chairs of the Audit and the Human Resources and Compensation Committees who will receive a Committee Chair retainer of US$25,000 inclusive for acting as Chair and members of such Committees. Committee Chairs will no longer receive a separate committee member retainer for the Committees they chair. The Board Chair receives no additional Director retainer, nor Committee Chair or Committee Member retainers. All other aspects of director compensation remain unchanged: The cash retainer amount remains at US$15,000 for directors and US$120,000 for the Board Chair, directors and the Board Chair will continue to receive Board Meeting, Committee Meeting and Travel Attendance fees of US$1,500. Directors and the Board Chair may still elect to receive all or part of their Director, Committee Member, Board Chair and Committee Chair cash retainers either in cash, common shares of the Company purchased in the open market or DRSUs, and they may also elect to receive all or part of their common share annual retainer in DRSUs, subject to the share ownership guidelines applicable to Directors.

TYPE OF FEE	AMOUNT
Board Chair Cash Retainer(1)	US$120,000(2)
Board Chair Share Grant Retainer	US$350,000(2)
Director Retainer(3)	US$15,000(2)
Director Share Grant Retainer	US$175,000(2)
Committee Chair Retainers(4) Audit and Human Resources and Compensation Committees	US$25,000(2)
Other Committees	US$15,000(2)
Committee Member Retainer	US$3,500(2)
Board Meeting Attendance Fee	US$1,500
Committee Meeting Attendance Fee	US$1,500
Travel Attendance Fee	US$1,500

(1)	The Board Chair receives no additional Director Retainer nor Committee Chair or Committee Member Retainer.
(2)
Directors (including Board Chair) may choose to receive all or part of their cash retainer in common shares or DRSUs and their common share retainer can also be received in DRSUs. The common shares are purchased on the open market.

(3)
Mr. Mongeau does not receive any compensation for serving as director of the Company. Mr. Mongeau’s compensation for serving as CEO of the Company is described in detail in the Statement of Executive Compensation Section.

(4)	Committee Chairs no longer receive the Committee Member Retainer of US$3,500.

CN MANAGEMENT INFORMATION CIRCULAR	14

The table below reflects in detail the compensation earned by non-employee directors in the 12-month period ended December 31, 2010.

	FEES EARNED
				BOARD AND				PERCENTAGE OF
				COMMITTEE				TOTAL FEES
	DIRECTOR AND	COMMITTEE	COMMITTEE	ATTENDANCE				RECEIVED
	BOARD CHAIR	CHAIR	MEMBER	AND TRAVEL	SHARE-BASED	ALL OTHER		IN COMMON
NAME OF	RETAINER	RETAINER	RETAINER	FEES (2)	AWARDS(3)	COMPENSATION(4)	TOTAL	SHARES AND/OR
DIRECTOR	(CAD$)(1)	(CAD$)(1)	(CAD$)(1)	(CAD$)	(CAD$)	(CAD$)	(CAD$)	DRSUs(6)
Michael R. Armellino	15,449	15,449	14,419	54,070	242,145	7,724	349,256	69%
A. Charles Baillie	16,019	16,019	18,688	54,070	242,325	3,090	350,211	84%
Hugh J. Bolton	15,449	–	14,419	55,615	242,325	1,545	329,353	74%
Ambassador
Gordon D. Giffin	15,449	–	14,419	57,159	242,145	3,090	332,262	73%
Edith E. Holiday	15,449	–	18,023	55,615	242,145	1,545	332,777	73%
V. Maureen
Kempston Darkes	15,449	15,449	14,419	49,435	242,325	7,724	344,801	70%
The Hon.
Denis Losier	15,449	15,449	14,419	52,525	242,325	6,179	346,346	70%
The Hon.
Edward C. Lumley	16,019	16,019	18,688	57,159	242,325	3,090	353,300	83%
David G.A. McLean	123,588	–	–	61,794	646,200	1,929(5)	833,511	78%
Robert Pace	16,019	16,019	18,688	61,794	242,325	1,545	356,390	82%
TOTAL	264,339	94,404	146,182	559,236	2,826,585	37,461	3,928,207	76%

(1)
All directors earned compensation in U.S. currency. Compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2010 (US$1 = CAD$1.0299). Compensation elected to be received in common shares or DRSUs was converted to Canadian dollars using the closing rate of exchange of the Bank of Canada (US$1 = CAD$1.0679), on the purchase day (February 9, 2010). In addition to the common shares or DRSUs received by the directors and the Board Chair as described in note (3) below, the directors and the Board Chair may choose to receive all or part of their cash retainers in common shares or DRSUs. The following directors made such election with respect to the amounts set forth beside their name: A. Charles Baillie (CAD$50,726), The Hon. Edward C. Lumley (CAD$50,726) and Robert Pace (CAD$50,726). The amount of cash retainers elected to be received in common shares or DRSUs is included in these columns.

(2)	Includes travel fees which amounted to a total of CAD$117,409, in aggregate, for all directors.
(3)
Represents 4,500 common shares or DRSUs received by each non-executive director as part of the Director Retainer (and 12,000 common shares or DRSUs received by the Board Chair as part of the Board Chair Retainer). The value of such grant was calculated as at February 9, 2010 using the closing price on such date on the Toronto Stock Exchange (CAD$53.85) or the New York Stock Exchange (US$50.39) and converted using the closing exchange rate on the same date (US$1 = CAD$1.0679) for Michael R. Armellino, Ambassador Gordon D. Gifﬁn and Edith E. Holiday.

(4)
Such values represent committee attendance fees received in cash for attendance to meetings of board committees of which they were not members. Such values were converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2010 (US$1 = CAD$1.0299).

(5)
Includes the value for 2010 of insurance premiums for accidental death and dismemberment insurance as well as 2010 medical and dental coverage for David G.A. McLean in Canada and the U.S. The total cost to the Company for such beneﬁts is equal to CAD$384.

(6)
This percentage is calculated by dividing the aggregate of the cash retainer elected by non-executive directors to be received in common shares or DRSUs described in note (1) above and the value provided under the share-based awards column, by the value provided under the total column.

CN MANAGEMENT INFORMATION CIRCULAR	15

Outstanding Option-based Awards and Share-based Awards

The table below reflects all awards outstanding as at December 31, 2010 with respect to non-executive directors.

	OPTION-BASED AWARDS(1)					SHARE -BASED AWARDS(3)
							MARKET OR PAYOUT
					VALUE OF	NUMBER OF SHARES	VALUE OF
	DATE OF GRANT AND NUMBER				UNEXERCISED	OR UNITS OF	SHARE-BASED
	OF SECURITIES UNDERLYING		OPTION	OPTION	IN-THE-MONEY	SHARES THAT HAVE	AWARDS THAT
		UNEXERCISED OPTIONS	EXERCISE PRICE	EXPIRATION	OPTIONS(2)	NOT VESTED	HAVE NOT VESTED(4)
NAME OF DIRECTOR		(#)	(CAD$)	DATE	(CAD$)	(#)	(CAD$)
Michael R.
Armellino	–	–	–	–	–	–	–
A. Charles Baillie	N/A	N/A	N/A	N/A	N/A	46,458	3,082,488
Hugh J. Bolton	N/A	N/A	N/A	N/A	N/A	40,660	2,697,791
Ambassador
Gordon D. Giffin	2002/01/25	12,000	25.59	2012/01/25	486,253	18,577	1,228,145
Edith E. Holiday	–	–	–	–	–	6,944	459,075
V. Maureen
Kempston Darkes	2002/01/25	12,000	25.59	2012/01/25	489,120	24,414	1,619,869
The Hon.
Denis Losier	2002/01/25	12,000	25.59	2012/01/25	489,120	39,338	2,610,076
The Hon.
Edward C. Lumley	–	–	–	–	–	41,422	2,748,350
David G.A. McLean	–	–	–	–	–	84,774	5,624,755
Robert Pace	2002/01/25	12,000	25.59	2012/01/25	489,120	42,895	2,846,083

(1)
Shows information regarding options held by non-executive directors under the Management Long-Term Incentive Plan as of December 31, 2010. As of the date hereof, all these options are exercisable. On March 8, 2005, the Management Long-Term Incentive Plan was amended to provide that option grants under the Plan could no longer be made to non-executive directors. While they remain participants in the Plan for previous grants, the last time non-executive directors received options was in 2002. A. Charles Baillie and Hugh J. Bolton were not members of the Board when options were granted under the Management Long-Term Incentive Plan.

(2)
The value of unexercised in-the-money options at ﬁnancial year-end is the difference between the closing price of the common shares on December 31, 2010 on the Toronto Stock Exchange (CAD$66.35) or the New York Stock Exchange (US$66.47) for Ambassador Gordon D. Gifﬁn, using the December 31, 2010 closing exchange rate (US$1 = CAD$0.9946), and the exercise price.

(3)
Shows information regarding DRSUs held by non-executive directors as of December 31, 2010. The directors may choose to receive all or part of their cash retainers in common shares or DRSUs and their common share retainer can also be received in DRSUs. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their DRSUs upon retirement or resignation from the Company’s Board, or death.

(4)
The value of outstanding DRSUs is based on the closing price of the common shares on December 31, 2010 on the Toronto Stock Exchange (CAD$66.35) or the New York Stock Exchange (US$66.47) for Ambassador Gordon D. Gifﬁn and Edith E. Holiday, using the December 31, 2010 closing exchange rate (US$1 = CAD$0.9946).

Share Ownership

The Board has adopted a guideline stating that each non-executive director should own, within five (5) years of joining the Board, common shares, DRSUs or similar share equivalents of CN, if any, with a value of at least the higher of: (i) CAD$500,000, or (ii) three (3) times the aggregate of the annual Director retainer in cash and the annual common share or DRSU grant (and for the Board Chair, the aggregate of the Board Chair annual retainer in cash and the annual common share or DRSU grant) (the “Minimum Shareholding Requirement”). Each non-executive director shall continue to hold such value throughout his or her tenure as a director and the common shares, DRSUs or similar share equivalent of CN held to comply with the Minimum Shareholding Requirement shall not be the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding. The aforementioned CAD$500,000 target was increased from CAD$250,000 to CAD$500,000 on March 8, 2011.

Each non-executive director is required to receive at least fifty percent (50%) of his or her annual Director, committee, Board Chair and Committee Chair cash retainers in common shares or DRSUs of CN and may elect to receive up to one hundred percent (100%) of such retainers in common shares or DRSUs of CN until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may elect to receive up to one hundred percent (100%) of such retainers in common shares or DRSUs of CN. As of the date hereof, the average value of common shares (including DRSUs) of the Company owned by non-executive directors is approximately CAD$6.5M (based on the February 25, 2011, closing price of the common shares of the Company on the Toronto Stock Exchange of (CAD$70.49), or the New York Stock Exchange (US$71.92) for U.S. directors.)

CN MANAGEMENT INFORMATION CIRCULAR	16

The following table provides information on the number and the value of common shares and DRSUs owned by the Company’s current directors as at February 25, 2011 and the amount needed to meet the Minimum Shareholding Requirement.

				TOTAL NUMBER
		NUMBER OF		OF COMMON	GUIDELINE MET(3)	TOTAL VALUE
		COMMON SHARES		SHARES OWNED,	OR INVESTMENT	OF COMMON	VALUE AT RISK
		OWNED,		CONTROLLED OR	REQUIRED TO MEET	SHARES AND DRSUs	AS MULTIPLE OF
		CONTROLLED	NUMBER OF	DIRECTED	GUIDELINE	(VALUE AT RISK)(3)	SHAREHOLDING
DIRECTOR	YEAR (1)	OR DIRECTED	DRSUs HELD(2)	AND DRSUs	(CAD$)	(CAD$)	REQUIREMENT
Michael R.	2011	113,680	–	113,680
Armellino	2010	111,150	–	111,150	✓	8,001,720	14
	Variation	2,530	–	2,530
A. Charles Baillie	2011	102,100	49,611	151,711
	2010	101,600	45,679	147,279	✓	10,694,108	19
	Variation	500	3,932	4,432
Hugh J. Bolton	2011	2,500	43,180	45,680
	2010	2,500	39,978	42,478	✓	3,219,983	6
	Variation	–	3,202	3,202
Donald J. Carty	2011	–	2,739	2,739
	2010	–	–	–	365,066(4)	192,793	0.35
	Variation	–	2,739	2,739
Ambassador	2011	25,676	19,333	45,009
Gordon D. Giffin	2010	23,900	18,265	42,165	✓	3,168,098	6
	Variation	1,776	1,068	2,844
Edith E. Holiday	2011	34,712	8,206	42,918
	2010	33,450	6,828	40,278	✓	3,020,917	5
	Variation	1,262	1,378	2,640
V. Maureen	2011	56,530	24,414	80,944
Kempston Darkes	2010	46,500	24,005	70,505	✓	5,705,743	10
	Variation	10,030	409	10,439
The Hon.	2011	82,858	41,857	124,715
Denis Losier	2010	66,953	38,678	105,631	✓	8,791,160	16
	Variation	15,905	3,179	19,084
The Hon.	2011	55,925	41,422	97,347
Edward C. Lumley	2010	52,800	40,727	93,527	✓	6,861,990	12
	Variation	3,125	695	3,820
David G.A. McLean	2011	105,300	84,774	190,074
	2010	107,910	83,352	191,262	✓	13,398,316	10
	Variation	(2,610)	1,422	(1,188)
Claude Mongeau	2011	28,311	192,687	220,998
	2010	26,750	189,450	216,200	N/A	15,578,149	N/A
	Variation	1,561	3,237	4,798
Robert Pace	2011	83,374	46,193	129,567
	2010	68,374	42,176	110,550	✓	9,133,178	16
	Variation	15,000	4,017	19,017

(1)	The number of common shares and DRSUs held by each director for 2011 is as at February 25, 2011 and for 2010 is as at February 26, 2010.
(2)	Includes DRSUs elected as part of directors compensation and DSUs under the Company’s VIDP held by Claude Mongeau.
(3)
The total value is based on the February 25, 2011 closing price of the common shares on the Toronto Stock Exchange (CAD$70.49) or the New York Stock Exchange (US$71.92) for Michael R. Armellino, Donald J. Carty, Ambassador Gordon D. Gifﬁ n and Edith E. Holiday, using the closing exchange rate (US$1 = CAD$0.9787) on the same date.

(4)	Donald J. Carty being a new Board member has ﬁve (5) years from his appointment to the Board to meet the guideline.

CN MANAGEMENT INFORMATION CIRCULAR	17

Board and Committee Attendance

The tables below show the record of attendance by directors at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the 12-month period ended December 31, 2010.

	NUMBER AND % OF MEETINGS ATTENDED
								INVESTMENT
			CORPORATE		ENVI-		HUMAN	COMMITTEE
			GOVERNANCE	DONATIONS AND	RONMENT,		RESOURCES	OF CN’S
			AND	SPONSOR-	SAFETY AND		AND COM-	PENSION	STRATEGIC
		AUDIT	NOMINATING	SHIPS	SECURITY	FINANCE	PENSATION	TRUST	PLANNING	COMMITTEES	OVERALL
DIRECTOR(1)	BOARD	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	FUNDS	COMMITTEE	(TOTAL)	ATTENDANCE
Michael R. Armellino	9/9	5/5	–	–	–	5/5	–	4/4	3/3	17/17	26/26
	(100%)								(Chair)	(100%)	(100%)
A. Charles Baillie	9/9	–	–	–	4/4	4/5	5/5	3/4	3/3	19/21	28/30
	(100%)					(Chair)				(90%)	(93%)
Hugh J. Bolton	9/9	5/5	5/5	–	–	–	5/5	–	3/3	18/18	27/27
	(100%)									(100%)	(100%)
Ambassador	9/9	5/5	–	3/3	–	5/5	5/5	–	3/3	21/21	30/30
Gordon D. Giffin	(100%)									(100%)	(100%)
Edith E. Holiday	9/9	–	5/5	–	4/4	–	5/5	4/4	3/3	21/21	30/30
	(100%)									(100%)	(100%)
V. Maureen	9/9	–	–	–	4/4	5/5	–	4/4	3/3	16/16	25/25
Kempston Darkes	(100%)				(Chair)					(100%)	(100%)
The Hon.	9/9	5/5	5/5	–	–	–	–	4/4	3/3	17/17	26/26
Denis Losier	(100%)	(Chair)								(100%)	(100%)
The Hon.	9/9	–	–	–	4/4	5/5	5/5	4/4	3/3	21/21	30/30
Edward C. Lumley	(100%)							(Chair)		(100%)	(100%)
David G.A. McLean	9/9	–	5/5	3/3	4/4	–	5/5	4/4	3/3	24/24	33/33
	(100%)		(Chair)							(100%)	(100%)
	(Chair)
Claude Mongeau	9/9	–	–	3/3	–	–	–	–	3/3	6/6	15/15
	(100%)			(Chair)						(100%)	(100%)
Robert Pace	9/9	5/5	5/5	–	–	–	5/5	4/4	3/3	22/22	31/31
	(100%)						(Chair)			(100%)	(100%)

(1)
In addition to committee members, all non-executive board members attended the January 2010 meeting of the Corporate Governance and Nominating Committee on a non-voting basis. The following directors who do not sit on the Human Resources and Compensation Committee attended three meetings on a non-voting basis: Michael R. Armellino, The Hon. Denis Losier, V. Maureen Kempston Darkes. In addition to committee members, Claude Mongeau attended ﬁve Audit Committee meetings, three Finance Committee meetings, four Corporate Governance and Nominating Committee meetings, three Environment, Safety and Security Committee meetings and ﬁve Human Resources and Compensation Committee meetings on a non-voting basis.

BOARD AND BOARD COMMITTEE MEETINGS	NUMBER OF MEETINGS
HELD IN 2010
Board	9
Audit Committee	5
Corporate Governance and Nominating Committee	5
Donations and Sponsorship Committee	3
Environment, Safety and Security Committee	4
Finance Committee	5
Human Resources and Compensation Committee	5
Investment Committee of CN’s Pension Trust Funds	4
Strategic Planning Committee	3

CN MANAGEMENT INFORMATION CIRCULAR	18

Additional Disclosure Relating to Directors

As of the date hereof, to the knowledge of the Company and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)
Mr. Baillie, a director of the Company, was a director of Dana Corporation which ﬁled voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 3, 2006. Dana’s European, South American, Asian-Paciﬁc, Canadian and Mexican subsidiaries are not included in the Chapter 11 ﬁling. Dana Corporation successfully emerged from Chapter 11 reorganization in February 2008. Mr. Baillie is no longer a director of Dana Corporation;

(ii)
Mr. Lumley, a director of the Company, was a director of Air Canada when it voluntarily ﬁled for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mr. Lumley is no longer a director of Air Canada;

(iii)
Mr. Mongeau, a director and the President and Chief Executive Ofﬁcer of the Company, became a director of Nortel Networks Corporation (“NNC”) and Nortel Networks Limited (“NNL”) on June 29, 2006. On January 14, 2009, NNC, NNL and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada. Certain U.S. subsidiaries ﬁled voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa (EMEA) subsidiaries made consequential ﬁlings in Europe and the Middle East. These proceedings are ongoing. Mr. Mongeau resigned as a director of NNC and NNL effective August 10, 2009;

Mr. Mongeau was also acting as a director of 360networks Corporation (“360networks”) prior to the latter ﬁling for creditor protection on June 28, 2001. 360networks underwent restructuring in 2002 and sold its Canadian assets to Bell Canada in November 2004. Mr. Mongeau resigned as a director of 360networks with effect as of June 28, 2001;

(iv)
Mrs. Kempston Darkes, a director of the Company, was an ofﬁcer of General Motors Corporation (“GM”) when GM ﬁled for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy ﬁling. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM’s most valuable assets. Mrs. Kempston Darkes retired as a GM ofﬁcer on December 1, 2009; and

(v)
Mr. Gifﬁn, a director of the Company, was a director of AbitibiBowater Inc. until January 22, 2009. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries ﬁled voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries ﬁled for creditor protection under the CCAA in Canada on April 17, 2009.

CN MANAGEMENT INFORMATION CIRCULAR	19

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Manual which was formally approved by the Board of Directors on January 21, 2003, and last amended on March 8, 2011. Our Corporate Governance Manual is available on our website at www.cn.ca, under Delivering Responsibly/Governance. It is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving practices, the changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the Board of Directors.

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our corporate governance practices comply with applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the U.S. Securities and Exchange Commission (“SEC”). We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca, under Delivering Responsibly/Governance, our governance practices, however, comply with the NYSE corporate governance rules in all significant respects.

The CSA adopted, in June 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 – Corporate Governance Guidelines (the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text and footnotes set forth hereunder refer to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”).

The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value. The mandate of the Board is set out in Schedule “A” to this Information Circular(1). The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee.

Code of Business Conduct(2)

In 2008, the Board of Directors reviewed and updated its Code of Business Conduct to ensure that it is consistent with current industry trends and standards; clearly communicates CN’s organizational mission, values, and principles; and most importantly, serves as a ready reference guide for any employees to support everyday decision making. The Code is applicable to directors, officers and employees of CN. It addresses many important matters, including conflict of interests, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. No waiver has ever been granted to a director or executive officer in connection therewith. The Code is available on our website at www.cn.ca, under Delivering Responsibly/Governance and in print to any shareholder who requests copies by contacting our Corporate Secretary. The Code has also been filed with the Canadian and U.S. securities regulatory authorities. With a view to continually improving our practices and reflecting evolving legal requirements, the Code is currently being reviewed with a view to adopting an updated version in 2011.

THE ROLE, MANDATE AND RULES OF THE BOARD OF DIRECTORS AND OF ITS COMMITTEES ARE SET FORTH IN OUR CORPORATE GOVERNANCE MANUAL, WHICH IS AVAILABLE ON OUR WEBSITE.

The Board, through its Corporate Governance and Nominating Committee, reviews, monitors and oversees the disclosure relating to the Company’s Code of Business Conduct. Each year, management reports to such committee on the implementation of the Code within the organization and on any material contravention by employees of the Company to the provisions of the Code. No material change report has ever been filed or required to be filed pertaining to any conduct of a director or executive officer constituting a departure from the Code.

(1)	Form 58-101F1 of the Disclosure Instrument (“Form 58-101F1”), section 2; Governance Policy, section 3.4.
(2)	Form 58-101F1, section 5; Governance Policy, sections 3.8 and 3.9.
CN MANAGEMENT INFORMATION CIRCULAR	20

The Board requests every director to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to make sure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board would request such director not to participate or vote in any such discussion or decision.

The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board attached as Schedule “A” to this Information Circular states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. As part of the Company’s Code of Business Conduct, the employees are also required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company and be fair and impartial in all dealings with customers, suppliers and partners. A key person in the implementation of the Company’s Code of Business Conduct is CN’s Ombudsman, who presents reports to the Corporate Governance and Nominating Committee. The office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company.

The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chairman, who presides over all non-management director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/Governance. The Code of Business Conduct provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hot Line.

THE BOARD OF DIRECTORS HAS ADOPTED PROCEDURES ALLOWING INTERESTED PARTIES TO COMMUNICATE DIRECTLY WITH THE CHAIRMAN.

Independence of Directors(1)

To better align the interests of the Board of Directors with those of our shareholders, all of the nominees for election to the Board of Directors, except our President and Chief Executive Officer, are independent. In determining whether a director is an independent director, the Board of Directors applies the standards developed by the Canadian securities regulatory authorities and the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance.

As shown in the following table, 12 of the 13 nominees for election to the Board of Directors are independent:

INDEPENDENCE STATUS
NAME	INDEPENDENT	NOT INDEPENDENT	REASON FOR NON- INDEPENDENCE STATUS
Michael R. Armellino	✓
A. Charles Baillie	✓
Hugh J. Bolton	✓
Donald J. Carty	✓
Ambassador Gordon D. Giffin	✓
Edith E. Holiday	✓
V. Maureen Kempston Darkes	✓
The Hon. Denis Losier	✓
The Hon. Edward C. Lumley	✓
David G.A. McLean	✓
Claude Mongeau		✓	President and Chief Executive Officer of the Company
James E. O’Connor	✓
Robert Pace	✓

Independent Chairman of the Board(2)

The Company’s Board is led by a non-executive Chairman since its privatisation in 1995 and we believe that the separation of the positions of President and Chief Executive Officer and Chairman contributes to allowing the Board to function independently of management. Hence, our Corporate Governance Manual provides that the Board Chair must be an independent director who is designated by the Board. Mr. David G.A. McLean, who has been a director of the Company since 1994, is the independent Board Chair. The Corporate Governance Manual describes the responsibilities of the Chairman. The key role of the Board Chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management.

12 OF THE 13 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS ARE INDEPENDENT.

(1) Form 58-101F1, sections 1(a), (b) and (c); Governance Policy, section 3.1.
(2) Form 58-101F1, section 1(f); Governance Policy, section 3.2.

CN MANAGEMENT INFORMATION CIRCULAR	21

Position Descriptions(1)

Our Corporate Governance Manual includes position descriptions for the Board Chair and the Board Committee Chairs, as well as a position description for the President and Chief Executive Officer of the Company.

Election of Directors

The Board of Directors has adopted a policy, which is part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will be expected to offer to tender his or her resignation to the Chairman promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

THE BOARD OF DIRECTORS HAS ADOPTED A MAJORITY VOTING POLICY.

Committees of the Board(2)

Given our size, the nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the Board of Directors has subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are the Audit Committee, the Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN’s Corporate Governance Manual. The Board of Directors also established the Investment Committee of CN’s Pension Trust Funds and the Donations and Sponsorships Committee, which are mixed committees composed of members of the Board of Directors as well as officers of the Company. All committees report to the Board of Directors and, subject to certain limited exceptions, there are no standing delegations of the Board of Directors’ decision-making authority to committees.

SCHEDULE “B” TO THIS INFORMATION CIRCULAR PROVIDES REPORTS ON THE ACTIVITIES OF EACH BOARD COMMITTEE.

The following is a brief summary of the mandate of each committee of the Board of Directors.

Audit Committee
The Audit Committee has the responsibility of overseeing the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. The mandate of the Audit Committee is further described in the section entitled “Statement of Corporate Governance Practices – Audit Committee Disclosure” at page 28 of this Information Circular and in the charter of such committee which is included in our Corporate Governance Manual.

Finance Committee
The Finance Committee has the responsibility of overseeing the Company’s financial policies, reviewing financings and authorizing, approving and recommending certain financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews financing documents and, within the scope of its authority levels established by the Board, may authorize the borrowing of money, the issuing of debt securities or the engaging in other forms of financing, or makes recommendations to the Board thereon. This Committee was created in April 2005 as a result of the division of the former Audit, Finance and Risk Committee into two separate Committees. The responsibilities, powers and operation of the Finance Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board Chair, identifies candidates qualified to become Board members.(3)

(1)	Form 58-101F1, sections 3(a) and (b); Governance Policy, section 3.5.
(2)	Form 58-101F1, section 8.
(3)	Governance Policy, section 3.13.

CN MANAGEMENT INFORMATION CIRCULAR	22

This Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto and monitors the disclosure of its practices. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.(1)

The charter of the Corporate Governance and Nominating Committee provides that such committee must be composed solely of independent directors. As at February 25, 2011, all members of the Corporate Governance and Nominating Committee are independent.(2)

Human Resources and Compensation Committee
The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. The mandate of the Human Resources and Compensation Committee is further described in the section entitled “Statement of Executive Compensation – Human Resources and Compensation Committee” at page 33 of this Information Circular and in the charter of such committee which is included in our Corporate Governance Manual. The Human Resources and Compensation Committee must be composed solely of independent directors. As at February 25, 2011, all members of the Human Resources and Compensation Committee are independent.(3)

The Board has adopted a policy, which is included in our Corporate Governance Manual, that no more than one in three members of the Human Resources and Compensation Committee shall be a sitting CEO of another company, at least one member shall be experienced in executive compensation, and the President and CEO of the Company shall be excluded from the Committee member selection process.

Reference is also made to the subsection entitled “Statement of Executive Compensation – Human Resources and Compensation Committee – Executive Compensation Consultants” at page 33 of this Information Circular for disclosure in respect of executive compensation consultants.(4)

Environment, Safety and Security Committee
The Environment, Safety and Security Committee has the responsibility, amongst other things, of overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The responsibilities, powers and operation of the Environment, Safety and Security Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Strategic Planning Committee
The Strategic Planning Committee focuses on financial and strategic issues, including the review of the key assumptions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the Board of Directors. The responsibilities, powers and operation of the Strategic Planning Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Investment Committee of CN’s Pension Trust Funds
The Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the CN Investment Division, reviewing and approving the CN Investment Incentive Plan and award payouts thereunder, advising the CN Investment Division on investment of assets of CN’s Pension Trust Funds and approving certain of the investments made by CN’s Pension Trust Funds. The responsibilities, powers and operation of the Investment Committee of CN’s Pension Trust Funds are further described in the charter of such committee which is included in our Corporate Governance Manual.

Donations and Sponsorships Committee
The Donations and Sponsorships Committee, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of developing a donations and sponsorships strategy and for reviewing and approving donation and sponsorship requests. The responsibilities, powers and operation of the Donations and Sponsorships Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

(1)	Form 58-101F1, section 6(c); Governance Policy, section 3.11.
(2)
Form 58-101F1, section 6(b); Governance Policy, section 3.10. The NYSE Standards state that a board should appoint a nominating committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Corporate Governance and Nominating Committee pursuant to which such committee must be composed solely of independent directors.

(3)
Form 58-101F1, sections 7(a), (b) and (c) and Governance Policy, sections 3.15, 3.16 and 3.17 (regarding ofﬁcers). The NYSE Standards state that the CEO’s compensation should be determined by the corporation’s compensation committee or by all independent directors of the corporation. Our Corporate Governance Manual provides that the CEO’s compensation is determined by the Company’s independent directors only. The NYSE Standards state that a board should appoint a compensation committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Human Resources and Compensation Committee pursuant to which such committee must be composed solely of independent directors.

(4)	Form 58-101F1, section 7(d).

CN MANAGEMENT INFORMATION CIRCULAR	23

Board and Committee Meetings

Process
The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During such process, the Corporate Secretary, in collaboration with the Board and Committee Chairs and the appropriate executive officers, establishes Board and committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all board and committee meetings held during the course of 2010 are set out in the section entitled “Nominees for Election to the Board – Board and Committee Attendance” of this Information Circular.(1)

BOARD AND COMMITTEE WORKING PLANS ARE ESTABLISHED FOR THE YEAR.

Communication regularly takes place between the Board Chair and the President and Chief Executive Officer and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the Chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities.

In Camera Meetings
The independent Board members meet before or after every in-person meeting of the Board of Directors in in camera sessions, without the presence of management and under the chairmanship of the Board Chair. During the financial year ended December 31, 2010, there were 9 in camera sessions that were attended only by non-executive directors.(2)

IN CAMERA SESSIONS ARE HELD BY INDEPENDENT BOARD MEMBERS AT EVERY IN-PERSON MEETING OF THE BOARD OF DIRECTORS.

Director Selection(3)

Review of Credentials
In consultation with the Board Chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings. Board and board committee members are expected to attend all meetings. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated. The Corporate Governance and Nominating Committee is constantly on the lookout and monitoring for new candidates for nomination to the Board of Directors and is mindful of the mandatory retirement dates of current directors.

ANY DIRECTOR WHO HAS ATTENDED LESS THAN 75% OF BOARD OR COMMITTEE MEETINGS FOR MORE THAN TWO YEARS WITHOUT A VALID REASON WILL NOT BE RENOMINATED.

Competency Matrix
The Corporate Governance and Nominating Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors. In 2010, the Committee and the Board Chair focused on board renewal in light of both recent and upcoming director retirements, with a view to expanding and completing the Board’s overall expertise in certain areas. In proposing the list of Board nominees, the Board of Directors is guided by the process described in our Corporate Governance Manual. As part of the process, the Board Chair, in consultation with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise and geographical representation and identifies any gaps to be addressed in the director nomination process.  The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The Board also takes into consideration the representativity, both in terms of experience and geographical location, of each candidate to the Board, as well as his or her independence, qualifications, financial acumen, business judgment and board dynamics. This competency matrix is reviewed regularly by the Board Chair with Board members, and is updated as may be required.

(1)	Form 58-101F1, section 1(g).
(2)	Form 58-101F1, section 1(e); Governance Policy, section 3.3.
(3)	Form 58-101F1, section 6(a); Governance Policy, sections 3.12, 3.13 and 3.14.

CN MANAGEMENT INFORMATION CIRCULAR	24

The following table identifies some of the current skills and other factors considered as part of the competency matrix developed by the Board Chair and the Corporate Governance and Nominating Committee, along with identification of each nominee for election to the Board of Directors possessing each skill:

KNOWLEDGE
	SALES/					HUMAN	ENGINEERING/	OF TRANSPORT	PUBLIC
	MARKETING	FINANCE	ACCOUNTING	LEGAL	STRATEGY	RESOURCES	ENVIRONMENT	INDUSTRY	POLICY
Michael R. Armellino		✓	✓		✓			✓	✓
A. Charles Baillie	✓	✓	✓		✓	✓		✓	✓
Hugh J. Bolton		✓	✓		✓	✓		✓	✓
Donald J. Carty	✓	✓	✓		✓	✓		✓	✓
Ambassador	✓		✓	✓	✓			✓	✓
Gordon D. Giffin
Edith E. Holiday	✓	✓		✓	✓			✓	✓
V. Maureen	✓	✓	✓	✓	✓	✓		✓	✓
Kempston Darkes
The Hon. Denis Losier	✓	✓	✓		✓	✓		✓	✓
The Hon.	✓	✓			✓	✓		✓	✓
Edward C. Lumley
David G.A. McLean	✓	✓		✓	✓	✓		✓	✓
Claude Mongeau	✓	✓	✓		✓	✓	✓	✓	✓
James E. O’Connor	✓	✓	✓		✓	✓	✓	✓	✓
Robert Pace	✓	✓	✓	✓	✓	✓		✓	✓

The Board has developed an evergreen list which is updated on a regular basis. Prior to nominating a new director for election or appointment, the Board Chair and the Chief Executive Officer meet with the candidate to discuss his or her interest and willingness to serve on CN’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board of Directors.

Common Directorships
With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Corporate Governance and Nominating Committee. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee.

NO BOARD MEMBERS SIT TOGETHER ON THE BOARD OF ANOTHER PUBLIC COMPANY.

As of February 25, 2011, no members of our Board of Directors served together on the boards of other public companies.

Number of Directorships
CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board will apply the following guidelines when considering candidates to become directors of CN:

•
for candidates that are chief executive ofﬁcers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed;

•
for candidates that have a full-time employment with non-public corporations or other entities and for full-time employees of public corporations (other than chief executive ofﬁcers or senior executives of such public corporations), the Board will prefer individuals who hold no more than four (4) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed; and

•	for other candidates, the Board will prefer individuals who hold no more than ﬁve (5) public corporation directorships (excluding CN’s Board).

CN MANAGEMENT INFORMATION CIRCULAR	25

Directors are expected to provide the Board Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Corporate Governance and Nominating Committee and the Board Chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term.

The biographies on pages 7 to 13 of this Information Circular identify the other reporting issuers of which each nominee is a director.(1)

Evergreen List
In order to assist the Corporate Governance and Nominating Committee and the Board Chair in recommending candidates to become directors of CN, the Corporate Governance and Nominating Committee has constituted, together with the Board Chair, a list of potential Board candidates, which it updates from time to time.

AN EVERGREEN LIST OF POTENTIAL BOARD CANDIDATES IS MAINTAINED AND UPDATED FROM TIME TO TIME.

Retirement from the Board
The Board has also adopted a policy on the mandatory retirement age for directors whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-fifth birthday. In addition, directors are expected to inform the Board Chair of any major change in their principal occupation so that the Board will have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. The Board of Directors has not deemed it appropriate or necessary to limit the number of terms a director may serve on the Board.

Director Emeritus
The Board of Directors confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon Purdy Crawford, Raymond Cyr, James K. Gray and Cedric Ritchie.

From time to time, Directors Emeritus may be invited, as guests, to attend meetings of the Board or any committee of the Board and, if present, may participate in the discussions occurring at such meetings. Directors Emeritus shall not be counted for the purpose of determining whether a quorum of the Board or a committee of the Board is present nor shall they vote or receive compensation for such participation. Directors Emeritus are also invited to attend the Annual Meeting of Shareholders and Company or Board functions and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events.

Board Performance Assessment(2)

Process
The Board of Directors has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, the effectiveness of its committees, the Board Chair, the Committee Chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board Chair and is comprised of the following steps:

•
The following questionnaires are prepared by the Ofﬁce of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board Chair, taking into account current issues, the ﬁndings of previous years and input from the Board of Directors:

–	Board and committee performance evaluation questionnaires, including a self-assessment by individual directors;

–	a Board Chair evaluation questionnaire; and

–	Committee Chair evaluation questionnaires.

•
Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board Chair, except for the responses to the evaluation questionnaires relating to the Board Chair and Corporate Governance and Nominating Committee Chair, which are forwarded directly to each of the Chairs of the Audit Committee and the Human Resources and Compensation Committee.

•
Following receipt of the completed questionnaires, the Board Chair contacts every director and conducts open and conﬁdential one-on-one meetings to discuss the answers received from and in respect of such director and any comments to the questionnaires which the director may have and to review the self-evaluation of each director. One of the Audit Committee or Human Resources and Compensation Committee Chairs also discusses individually with each director his or her responses and comments on the Board Chair and Corporate Governance and Nominating Committee chair evaluation questionnaires.

THE BOARD HAS IMPLEMENTED A COMPREHENSIVE ASSESSMENT PROCESS.

(1)	Form 58-101F1, section 1(d).
(2)	Form 58-101F1, section 9; Governance Policy, section 3.18.

CN MANAGEMENT INFORMATION CIRCULAR	26

•
Reports are then made by the Board Chair and the Audit Committee and Human Resources and Compensation Committee chairs to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, Board committees, Board and Committee Chairs and separately to individual directors in respect of their personal performance.

•
The Board Chair and Committee Chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees.

Independent Advisor
In addition to the above-mentioned process, the Board may, from time to time, hire an independent advisor to assess or assist the Board of Directors in independently assessing the performance of the Board of Directors, Board committees, Board and Committee Chairs and individual directors.

Peer Assessment
The Corporate Governance and Nominating Committee also considers on an annual basis the appropriateness of conducting a peer assessment through an independent advisor. At the end of 2007, the Corporate Governance and Nominating Committee and the Board carried out an individual director peer assessment with the assistance of an independent advisor, as was done in 2004. In 2010, no such assessment was deemed necessary given the fact that one was carried out in 2007 and that there had been no change in the composition of the Board. In 2007, the process involved peer assessment questionnaires which were completed by each director and forwarded directly and confidentially to the advisor. Responses were then consolidated in an individual director report and distributed by the advisor directly to each director, as well as to the Board Chair, and a report was made by the Board Chair to the Board of Directors. The Board Chair leads on an annual basis a peer review process through one-on-one meetings with each individual director.

The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance.

Board Compensation

The Corporate Governance and Nominating Committee annually reviews with the Board Chair and makes recommendations to the Board on the adequacy and form of compensation for non-executive directors, taking reasonable steps to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director’s independence. See the section entitled “Nominees for Election to the Board – Board of Directors Compensation” of this Information Circular for additional information on compensation received by directors in 2010.(1)

Director Orientation and Continuing Education(2)

Orientation
Our orientation program includes presentations by the Company’s officers on the Company’s organizational structure and the nature and operation of its business, a review with the Board Chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required. New directors are provided with a Directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations.

Continuing Education
The Board Chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board Chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings.

EDUCATIONAL READING MATERIALS AND PRESENTATIONS WERE PROVIDED TO BOARD MEMBERS ON A VARIETY OF MATTERS AND TOPICS.

(1)	Form 58-101F1, section 7(a) and Governance Policy, section 3.17(b) (regarding directors).
(2)	Form 58-101F1, sections 4(a) and (b); Governance Policy, sections 3.6 and 3.7.

CN MANAGEMENT INFORMATION CIRCULAR	27

In 2010, Board members were provided with educational reading materials and presentations on a variety of matters and topics, including corporate governance, executive compensation, executive succession planning, key accounting considerations, financial strategy, risk assessment and disclosure, and Canadian and U.S. securities law developments.

Directors also interacted with executive and senior management at every board meeting and received extensive presentations on matters of strategic importance to the Company’s business, including presentations on its customer engagement initiatives, business growth strategy, operating plans, the integration of recent acquisitions, border fluidity between Canada and the U.S., the Company’s incident response and crisis management plans, its sustainability initiatives and regulatory matters relevant to the business of the Company.

Moreover, the directors have from time to time been provided with first-hand opportunities to visit certain sites in which CN is making significant investments, such as the intermodal terminals in Prince George and at the Port of Prince Rupert. They have also visited certain of CN’s main yards, as well as our Information Technology command center. During such events, the Board had the opportunity to interact with CN officers to gain a full appreciation of such strategic projects and to learn more about CN’s overall operations. Directors also attend community dinners and other company events throughout the year.

Audit Committee Disclosure

National Instrument 52-110 – Audit Committees (“NI 52-110”) of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer you to Schedule “A” of our Annual Information Form available on SEDAR at www.sedar.com and on our website at www.cn.ca, under Delivering Responsibly/Governance with regards to the charter of our Audit Committee.(1)

Composition of the Audit Committee
The Audit Committee is composed of six independent directors, namely, The Hon. Denis Losier, Chair of the Committee, Michael R. Armellino, Hugh J. Bolton, Donald J. Carty, Ambassador Gordon D. Giffin and Robert Pace. The Chair of the Human Resources and Compensation Committee, Mr. Pace, is necessarily a member of the Audit Committee, as provided for in the Corporate Governance Manual. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.(2) Mr. Carty has been appointed to the Company’s Audit Committee on March 8, 2011.

Mandate of the Audit Committee
The committee’s responsibilities can be divided into four categories:

• overseeing financial reporting;
• monitoring risk management and internal controls;
• monitoring internal auditors; and
• monitoring external auditors.

They include the following:

OVERSEEING FINANCIAL REPORTING

The mandate of the Audit Committee provides that the committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including the Company’s MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.(3)

The Audit Committee is also responsible for reviewing the financial information contained in the annual information form and other reports or documents, financial or otherwise, requiring Board approval.

Furthermore, the Audit Committee is in charge of reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any issue identified by the external auditors and any significant recommendations relating thereto.

(1)	NI 52-110, section 2.3, subsection 1.
(2)
NI 52-110, section 3.1, subsections 1, 2 and 3. The NYSE Standards and the applicable rules of the SEC require that in order to be considered independent, a member of the Audit Committee should not, other than in his or her capacity as a director or member of a board committee and in other limited circumstances, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any subsidiary of the Company nor be an afﬁliated person of the Company or any subsidiary of the Company. All members of the Audit Committee are independent pursuant to such deﬁnition.

(3)	NI 52-110, section 2.3, subsections 5 and 6.

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MONITORING RISK MANAGEMENT AND INTERNAL CONTROLS

The Audit Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control. The mandate of the Audit Committee also provides that the committee must review CN’s risk assessment and risk management policies.

The Audit Committee is also responsible for assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements.

Additionally, the mandate of the Audit Committee provides that the committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while insuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca, under Delivering Responsibly/Governance for more details on these procedures.(1)

MONITORING INTERNAL AUDITORS

The Audit Committee is responsible for ensuring that the Chief Internal Auditor reports directly to the Audit Committee, and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members. It further annually reviews the internal audit plan and ensures that the internal auditors are accountable to the Audit Committee.

MONITORING EXTERNAL AUDITORS

The mandate of the Audit Committee states that the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence.(2)

The Audit Committee is also in charge of approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors.

The Audit Committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including a disagreement, if any, with management and the resolution thereof).(3)

The Audit Committee also reviews at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence.

The mandate of the Audit Committee also provides that the committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors.(4)

Furthermore, the mandate of the Audit Committee states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board Chair. The committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant to its charter, the Audit Committee also has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without management, twice a year, and more frequently as required.(5)

The Audit Committee met 5 times in 2010 and held in camera sessions at each meeting. The report of the Audit Committee, set forth in Schedule “B” to this Information Circular, outlines the major subject areas reviewed by the committee during the year, in compliance with its mandate.

Audit Committee Report Regarding Internal Control Over Financial Reporting
The Audit Committee received periodically management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2010 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the U.S., and an independent audit of the effectiveness of internal control over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles.

(1)	NI 52-110, section 2.3, subsection 7.
(2)	NI 52-110, section 2.3, subsection 2.
(3)	NI 52-110, section 2.3, subsection 3.
(4)	NI 52-110, section 2.3, subsection 8.
(5)	NI 52-110, section 4.1.

CN MANAGEMENT INFORMATION CIRCULAR	29

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 (Communication With Audit Committees) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act.

KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3526 of the PCAOB, which supersedes Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the two related interpretations. The Audit Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company including a written confirmation that KPMG LLP are independent within the meaning of the rules of the Code of Ethics of the “Ordre des comptables agréés du Québec” and are independent public accountants with respect to the Company within the meaning of U.S. federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3526 of the PCAOB was also remitted to the Audit Committee.

Based on this review and these discussions, the Audit Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2010 filed with the SEC.

Education and Relevant Experience of the Audit Committee Members
The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit Committee, all members of the Audit Committee are financially literate, as such terms are defined under Canadian securities laws and regulations(1) and the NYSE Standards, and several members of the committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each committee member.

In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.

The following is a description of the education and experience of each member of the Audit Committee as of the date of this Information Circular that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Losier is President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994. He is a director and member of the audit committee of Plazacorp Retail Properties Ltd., and he is also a director of Enbridge Gas New Brunswick Limited Partnership and NAV CANADA. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

Mr. Armellino is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including those of senior transportation analyst and Partner in Charge of Research. He is a Chartered Financial Analyst. Mr. Armellino holds an MBA in finance from the Stern School of Business (New York University), New York and has more than 25 years of experience as a securities analyst.

Mr. Bolton is the Chairman of the board of directors of EPCOR Utilities Inc. and former Chair of Matrikon Inc. Mr. Bolton is a director and member of the audit committees of Teck Resources Limited and WestJet Airlines Ltd. and a director of Capital Power Corporation and TD Bank Financial Group. From 1992 to 1997, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Alberta Institute of Chartered Accountants. He holds an undergraduate degree of economics from the University of Alberta.

ALL MEMBERS OF THE AUDIT COMMITTEE ARE FINANCIALLY LITERATE AND SEVERAL MEMBERS ARE AUDIT COMMITTEE FINANCIAL EXPERTS.

(1)	NI 52-110, section 3.1, subsection 4.

CN MANAGEMENT INFORMATION CIRCULAR	30

Mr. Giffin is Senior Partner of the law firm of McKenna Long & Aldridge, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty years. Mr. Giffin was United States Ambassador to Canada from August 1997 to April 2001. Mr. Giffin is also a director and member of the audit committee of Canadian Natural Resources Limited, as well as a director of Canadian Imperial Bank of Commerce, TransAlta Corporation and Just Energy Income Fund and was previously a member of the audit committee of AbitibiBowater Inc.

Mr. Carty is the retired Vice-Chairman and Chief Financial Officer of Dell, Inc., a position he assumed in January 2007. Before joining Dell, Mr. Carty retired in 2003 as Chairman and CEO of AMR Corporation and American Airlines. He had previously served as President, Executive Vice-President – Finance and Planning and Senior Vice-President and Controller of AMR Airline Group and American Airlines. Mr. Carty is chairman of Virgin America Airlines Inc. and Porter Airlines, Inc. and is serving as a director and member of the audit committees of Barrick Gold Corporation, Hawaiian Holdings, Inc. (term ends May 1, 2011 and will not stand for re-election) and Talisman Energy Inc., as well as a director of Dell, Inc. and Gluskin, Sheff & Associates Inc. Mr. Carty has been appointed to the Company’s Audit Committee on March 8, 2011. Mr. Carty holds a Master of Business Administration from the Harvard Business School.

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the board of directors of Maritime Broadcasting Systems Inc., High Liner Foods Incorporated and Hydro One. Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 25 years of business experience.

Auditors Fees
KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2010 and 2009, the fees for audit, audit-related, tax and all other services provided to the Company by KPMG LLP were the following:

	2010(1)	2009(1)
FEES	(CAD$)	(CAD$)
Audit	2,479,000	2,812,000
Audit-Related	1,010,000	1,134,000
Tax	893,000	811,000
All Other	–	–
TOTAL FEES	4,382,000	4,757,000
(1) Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the independent auditor. The Audit Committee pre-approved all the services performed by our independent auditors for audit-related and non-audit related services for the years ended December 31, 2010 and 2009 that were required to be pre-approved.

The nature of the services under each category is described below.

AUDIT FEES

Consist of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries, and the audit relating to the Company’s internal control over financial reporting.

AUDIT-RELATED FEES

Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

TAX FEES

Consist of fees incurred for consultations on cross-border tax implications for employees and tax compliance.

OTHER FEES

Nil

Non-Audit Services
The mandate of the Audit Committee provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing. CN’s Audit Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee.(1)

THE EXTERNAL AUDITORS ARE PROHIBITED FROM PROVIDING CERTAIN NON-AUDIT SERVICES.

(1) NI 52-110, section 2.3, subsection 4.

CN MANAGEMENT INFORMATION CIRCULAR	31

STATEMENT OF EXECUTIVE COMPENSATION

Dear Shareholder,

The members of the Human Resources and Compensation Committee are pleased to present you the 2010 Statement of Executive Compensation of the Company. New this year, you are invited to cast your advisory “Say on Pay” vote. For this purpose, this section explains the Company’s approach to executive compensation. An executive summary of the compensation process and decisions made in 2010 can be found in the Compensation Discussion and Analysis on page 34.

Aligning executive compensation with business strategy and shareholder value
2010 marked the 15th anniversary of CN’s privatization. During the years following privatization, many long-term shareholders have experienced significant increase in the value of their investment with CN.

Throughout the years, the Company has been committed to a strategy of delivering solid growth as well as operational and service excellence in the belief that doing so will bring premium value to shareholders over time. In support of this strategy, CN has identified five financial objectives that play a key role in driving the organization’s short- and long-term profitability and return to shareholders. These are: i) revenues; ii) operating income; iii) diluted earnings per share; iv) free cash flow; and v) return on invested capital. CN’s pay-for-performance philosophy is dependent on the achievement of aggressive goals set for each of these five objectives. We believe that CN’s approach promotes the alignment of a significant proportion of the executive compensation program with CN’s business strategy and shareholder value creation.

Competitive compensation
In January 2010, coinciding with the appointment of Claude Mongeau as President and Chief Executive Officer, the Company’s executive compensation policy was revised to position total direct compensation between the median and 60th percentile when compared against market. This reduction from 75th percentile market positioning was determined to be competitive after a thorough review of the structure, levels and practices of remuneration in the railroad industry.

In December, as part of its annual review of CN’s executive compensation, Towers Watson, the Company’s external compensation advisors, reported that in aggregate the 2010 total direct compensation for all executives was positioned below the 60th percentile, thus achieving the objective of the revised compensation policy.

Encouraging the right behaviours
While recognizing that an appropriate level of risk is inherent to business success and to achieving outcomes in the shareholders’ best interests, the Committee is of the view that the right behaviours must be encouraged and supported. To this effect, the Company has adopted a number of policies that align compensation with the experience of shareholders. For example, stock ownership guidelines are in place to align the interests of executives with those of shareholders, and the President and Chief Executive Officer is required to maintain his stock ownership requirement until one year after retirement. Also, CN’s policy prohibiting Named Executive Officers from hedging and monetization activities on CN securities was cited as a best practice by the Canadian Coalition for Good Governance in its 2009 Proxy Circular Disclosure Best Practices. Another example of good practice is CN’s clawback policy pursuant to which the Board of Directors has discretion to seek reimbursement of incentive awards in specific situations.

Continuous improvement
The Committee is dedicated to maintaining and developing an effective executive compensation program that aligns with the business strategy and shareholders’ interests, is market competitive, and attracts, motivates and retains a committed leadership team. We hope that you will find the following information useful and comprehensive. We encourage you to cast your vote and we look forward to meeting you at the annual meeting of shareholders on April 27, 2011.

(Signed) Robert Pace
Robert Pace
CHAIR OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

(Signed) A. Charles Baillie	(Signed) Edith E. Holiday
A. Charles Baillie	Edith E. Holiday

(Signed) Hugh J. Bolton	(Signed) Edward C. Lumley
Hugh J. Bolton	Edward C. Lumley

(Signed) Gordon D. Giffin	(Signed) David G.A. McLean
Gordon D. Giffin	David G.A. McLean

CN MANAGEMENT INFORMATION CIRCULAR	32

Human Resources and Compensation Committee

Composition of the Human Resources and Compensation Committee
The Human Resources and Compensation Committee (“Committee”) is comprised of seven independent directors.

Committee members in 2010 were Robert Pace, Chair of the Committee, A. Charles Baillie, Hugh J. Bolton, Gordon D. Giffin, Edith E. Holiday, Edward C. Lumley and David G.A. McLean. Of these members, five have compensation experience. The chairman of the Committee, Mr. Pace, will be available to answer compensation-related questions at the Meeting.

Mandate of the Human Resources and Compensation Committee
The Committee’s responsibilities include:

•	ensuring that appropriate mechanisms are in place regarding succession planning for the executive management positions, including that of the President and Chief Executive Ofﬁcer;

•	reviewing executive management’s performance assessment;

•	reviewing leadership and talent management for the Company’s key positions;

•	recommending to the Board of Directors executive management’s compensation; and

•
reviewing human resources practices by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality of personnel required to meet its business objectives.

The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca, under Delivering Responsibly/Governance.

The Committee met 5 times in 2010 and held in camera sessions during each meeting. The report of the Human Resources and Compensation Committee, set forth in Schedule “B” to this Information Circular, outlines the major subject areas reviewed by the Committee during the year.

Leadership Development and Talent Management
In 2010, following the appointment of the new leadership team, the Committee reviewed and supported the CEO’s targeted reorganization of the sales and marketing function, including a comprehensive individual and team assessment of the function’s key talent.

Throughout 2010, the Committee also oversaw a range of talent management initiatives aimed at providing a more integrated approach to the development of the Company’s leadership and talent. For example, the Company implemented a simplified employee performance scorecard and introduced new values and competencies. These talent management initiatives were further supported by more frequent performance discussions between management and their employees.

The Committee reviewed the ongoing progress made in the area of succession planning. Such review was based on a disciplined bottom-up assessment of over 3,000 managers and focused on development plans for high potential employees and other potential successors for critical management and executive positions.

The Committee is satisfied that, under Mr. Mongeau’s leadership, appropriate human resources processes are in place to attract, develop and engage a talented workforce that will help sustain the Company’s success.

Executive Compensation Consultants
Management retains consulting firms to assist in determining compensation for its officers. In 2010, Management retained the services of Towers Watson to provide market information, surveys and trends, as well as external opinions on various executive compensation matters. In 2010, Management paid approximately CAD$170,000 to Towers Watson for these services. The Committee also independently retains, from time to time, the services of executive compensation consultants to provide advice on compensation recommendations that are presented for Committee approval. In 2010, the Committee retained the services of Hugessen Consulting Inc. (“Hugessen”) for that purpose. The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related questions. In aggregate, the fees paid to Hugessen in 2010 totalled approximately CAD$51,000. The Committee evaluated Hugessen’s performance for 2010. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. In 2007, the Board of Directors adopted a policy to the effect that the Chair of the Committee shall pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for Management. During 2010, the only services performed by Hugessen were compensation-related services provided directly to the Committee.

C O M P E N S A T I O N   A D V I S O R Y   F E E   T O   H U G E S S E N

			PERCENTAGE
	BILLED	BILLED	OF TOTAL FEES
	IN 2009	IN 2010	BILLED IN 2010
TYPE OF FEE	($)	($)	(%)
Human Resources
and Compensation
Committee Work	152,000	51,000	100
Management Work	0	0	0

CN MANAGEMENT INFORMATION CIRCULAR	33

Compensation Discussion and Analysis

Executive Summary CONTEXT

Effective January 1, 2010, the Board of Directors approved the appointment of three new Named Executive Officers (“NEOs”). Claude Mongeau was promoted to President and Chief Executive Officer (“CEO”) of the Company, succeeding E. Hunter Harrison. Keith E. Creel was promoted to Executive Vice-President and Chief Operating Officer. Jean-Jacques Ruest was promoted to Executive Vice-President and Chief Marketing Officer. Luc Jobin and Sean Finn continued in their respective roles of Executive Vice-President and Chief Financial Officer, and Executive Vice-President Corporate Services and Chief Legal Officer, respectively.

The Company maintains a comprehensive executive compensation program for NEOs which includes: i) base salary; ii) annual incentive bonus; iii) long-term incentive; iv) pension benefits; and v) executive perquisites. The first three elements define total direct compensation.

Decisions on how much we pay the NEOs in terms of total direct compensation were made in the context of the revised executive compensation policy of the Company. Effective January 2010, concurring with the appointment of Mr. Mongeau as CEO, total direct compensation positioning against the comparator groups was reduced from 75th percentile to a range between median and 60th percentile for all executives. The comparator group for the NEOs is the Class I Railroads, and for all other executives the comparator group is the U.S. industrial companies with revenues ranging from US$6 billion to US$10 billion. More information on the comparator groups can be found on page 36.

In December 2010, following the Company’s annual request to its external compensation advisors to provide an assessment of how total direct compensation offered to all executives during the year compares against that of the respective comparator groups, Towers Watson reported that the revised compensation policy was achieved, with an overall positioning below the 60th percentile.

DECISION PROCESS

The compensation of NEOs, other than that of the CEO, is recommended by the CEO and reviewed and approved by the Committee. The compensation of the CEO is recommended by the Committee and approved by the independent members of the Board of Directors. The CEO serves at the will of the Board. Neither the CEO nor the other NEOs have an employment contract.

For a discussion on the compensation of the CEO, please see section “President and Chief Executive Officer Compensation” on page 43.

2010 SALARY INCREASES

As part of the NEOs’ annual review cycle, salaries were benchmarked against the median of the primary comparator group. Salary increases reflect market competitiveness, economic outlook, leadership abilities, retention considerations and succession plans. The base salaries of Messrs. Mongeau, Creel and Ruest were increased to levels below the market median of such comparator group. The Committee felt this was appropriate upon their respective appointment. The salary increases provided to Messrs. Jobin and Finn were in line with market increase expectations to reflect their continuing roles and adequate positioning against market.

For more information on base salaries please refer to page 38.

2010 ANNUAL BONUS RESULTS

Mr. Mongeau’s target bonus was set at 120% of base salary (down from 140% for the previous CEO), and 70% of base salary for the other NEOs. Corporate performance accounted for 70% of the annual incentive bonus and was measured against aggressive targets for revenues, operating income, diluted earnings per share, free cash flow and return on invested capital. The Board is of the view that its chosen corporate objectives are appropriate for a capital intensive business like CN. The remaining 30% of the annual incentive bonus was based on individual performance, with a strong focus on safety, leadership and customer service in the achievement of operating results.

CN MANAGEMENT INFORMATION CIRCULAR	34

Overall corporate performance for 2010 was very strong, with financial results exceeding targets for all five corporate objectives. Consequently, the Board of Directors assessed the performance of the Company at “far exceeds”, resulting in a corporate bonus factor of 150% (or 200% for NEOs and approximately 175 other executives and senior management employees), as set out in the plan rules. The tables illustrating the 2010 corporate objectives, as approved by the Board of Directors in January 2010, and the 2010 results as reported by the Company can be found on pages 38 and 39.

In December 2010, the Committee reviewed the individual performance of the NEOs. Their performance rating, along with the corporate bonus factor, served as the basis to calculate the annual incentive bonus payouts set out in the Summary Compensation Table under the column Non-equity incentive plan compensation – Annual incentive plans on page 46.

2010 LONG-TERM INCENTIVE

To align with short- and long-term business performance and shareholder value creation, long-term incentive consists of a combination of conventional stock options and performance-based Restricted Share Units. The value of Restricted Share Units represents more than 50% of the total long-term incentive fair value. The long-term incentive also contributes to talent retention.

In determining the appropriate long-term incentive fair value granted to NEOs, the Committee considered external market data as well as other factors such as individual performance, leadership and retention. The resulting fair value granted to NEOs in 2010 was at approximately the 60th percentile of the primary comparator group, except for Mr. Creel who was awarded an additional grant of Restricted Share Units of approximately US$1M in fair value to coincide with his appointment as Executive Vice-President and Chief Operating Officer.

The payout of the Restricted Share Units granted in 2010 to NEOs is subject to a target of three-year average return on invested capital for the period ending on December 31, 2012. The Company sets return on invested capital targets that are aggressive compared to the railroad industry. Additionally, for any payout to be made, a minimum share price condition must be met. The table summarizing the performance objectives and payout condition of the 2010 Restricted Share Unit award can be found on page 40.

The stock options granted in 2010 were conventional and vest over four years at a rate of 25% at each anniversary date. Stock options have a term of ten years.

2008 RESTRICTED SHARE UNITS AWARD PAYOUT

The Committee reviewed the vesting of the 2008 Restricted Share Units against the performance target. The Company achieved a three-year average return on invested capital to December 31, 2010 of 13.65%, short of the 14% target set in 2008. This outcome resulted in a partial vesting of 82.4% of the Restricted Share Units awarded in 2008, in accordance with the plan rules. As the minimum average closing share price condition was met, payout under the plan occurred in February 2011.

The table illustrating the 2008 Restricted Share Unit performance objectives and results can be found on page 41.

2010 PENSIONS

The CEO participates in the Company’s non-registered supplemental executive retirement program. Effective January 1, 2010, the total annual retirement benefit payable under this plan to Mr. Mongeau is capped at US$1,000,000.

2010 EXECUTIVE PERQUISITES

Starting in 2010, all executives must comply with the aircraft utilisation policy which restricts the usage of the corporate aircraft for business-related purposes only, save for exceptional circumstances. The previous tax gross-up practice on the value of certain executive perquisites was also eliminated as of January 2010.

OTHER KEY DECISIONS IN 2010

Specific confidentiality, non-compete/non-solicitation arrangements were extended to all executives and senior management for the Company’s non-registered pension plans as well as the Company’s long-term incentive awards. Additionally, a “one-year minimum active service” condition was introduced with the 2011 long-term incentive award agreements to encourage retention of key talent approaching retirement.

CN MANAGEMENT INFORMATION CIRCULAR	35

Compensation Framework

The Company’s executive compensation program is designed to ensure that there is a clear link between the Company’s long-term strategy, its business plans and executive reward, by linking a significant proportion of pay-for-performance with key corporate objectives that play a pivotal role in driving the organization’s short- and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive and to attract, retain and motivate outstanding executive talent. Equally, the Company aims to put in place appropriate policies that align compensation with the experience of shareholders in order to encourage the right behaviours.

The executive compensation program is comprised of five elements: i) base salary; ii) annual incentive bonus; iii) long-term incentive; iv) pension benefits; and v) executive perquisites. The combination of base salary, annual bonus incentive and long-term incentive define the total direct compensation offering. The value of total direct compensation is weighted towards variable, or pay-for-performance incentives.

Compensation Policy

THE EXECUTIVE COMPENSATION POLICY OF THE COMPANY

The Company’s compensation policy for NEOs and other executives is to provide total direct compensation between the median and 60th percentile when compared to their respective comparator group. In order to achieve this policy, base salaries and target annual bonuses are benchmarked at the median level, whereas the grant fair value of long-term incentive is positioned at approximately the 60th percentile. The Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels.

BENCHMARKING USING COMPARATOR GROUPS

The median and 60th percentile levels are benchmarked using comparator groups, which have been carefully reviewed and endorsed by the Committee as being appropriate for the level and nature of the positions. In determining compensation for the NEOs, the Company considers a primary comparator group of North American companies that are comparable in size and with whom the Company competes for executive talent. In 2010, the primary comparator group for the NEOs is the Class I Railroads and consists of Union Pacific Railroad, Burlington Northern Santa Fe Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway. Additionally, the Committee takes into account a secondary reference group of U.S. industrial companies with revenues ranging from US$6 billion to US$10 billion (“the U.S. Industrial”) as a general market check to determine whether its practices are generally in line with U.S. industrial companies. The U.S. Industrial data is extracted from Towers Watson proprietary confidential database and includes approximately one hundred companies meeting the parameters set out above. This information is used as a secondary reference by the Committee as part of its annual review of executive compensation, with advice from the Committee’s independent compensation consultant, Hugessen.

For all other executives (i.e. senior vice-presidents and vice-presidents), the comparator group used for benchmarking purposes is the U.S. Industrial group.

CN MANAGEMENT INFORMATION CIRCULAR	36

Elements of Executive Compensation Program

The following table summarizes the elements of the Company’s executive compensation program in the context of the executive compensation policy. Each element is then further detailed in this section.

COMPONENT	DESCRIPTION	FORM	OPPORTUNITY	PERFORMANCE PERIOD	OBJECTIVE AND RATIONALE
Base Salary	• Fixed rate of pay • Generally paid in U.S. dollars • Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession considerations	• Cash	• Median of the respective comparator group	• Annual	• Provide competitive level of fixed compensation • Recognize sustained individual performance
Annual Incentive Bonus Plan	• Annual bonus payout to approximately 4,000 eligible management employees • Annual awards based on achievement of pre-determined corporate objectives (70%) and individual performance (30%)	• Cash-based performance pay
•  Target is 120% of base salary for the CEO, and 70% for the other NEOs. Maximum payout is equal to twice the target
•  For other eligible employees, target is based on grade level with a maximum payout of 1.5 or 2 times the target
• 1 year
•   Reward the achievement of a balanced set of annual corporate objectives
•   Reward the achievement of personal objectives linked to safety, leadership and customer service in realizing operating results
•   Drive superior corporate and individual performance

Long-Term Incentive
Restricted Share Units
•   Performance vesting subject to attainment of targets related to average return on invested capital over three years
•   Payout conditional upon minimum share price during the last three months of the plan period
• Performance-based share units payable in cash
•   LTI grant date fair value established at approximately the 60th percentile of the respective comparator group for NEOs and executives
•   Maximum RSU payout opportunity is limited to 1.5 times the number of units awarded
• 3 years
•   Align management interest with shareholder value growth
•   Reward the achievement of sustained financial performance
•   Contribute to retention of key talent
•   Recognize individual contribution and potential

Stock options
•   Granted in the currency of the recipient’s salary
•  Stock options of approximately equal value to the Restricted Share Units (except for the CEO who receives a different proportion due to the 20% limitation under the stock options plan)
		• Stock options		• 4-year vesting; 10-year option term
Pension Benefits
Canadian Pension Plans
•   Defined Benefit Plan: Benefits payable calculated as a percentage of the five-year highest average earnings multiplied by the pensionable service
•   Defined Contribution Plan: Benefits based on the participant’s required contributions and matching by the Company
•   Non-registered plans: Benefits payable in excess of the Income Tax Act limit
US Pension Plans
•   Defined Benefit Plan: Benefits payable calculated as a percentage of the five-year highest average earnings (out of the last 10 years) multiplied by the pensionable service
•   Savings Plan: 401(k) benefits based on the participant’s voluntary contributions and 50% matching by the Company, limited to 3% of base pay.
•   Defined Contribution Plan: Additional benefits included in the 401(k) based on Company contributions equal to 3.5% of base pay. The Company also contributes a percentage of earnings to a notional account
•   Non-registered plans: Benefits to supplement registered plans and provide benefits in excess of IRS limit
• Cash payments following retirement
•   Non-registered plans restricted to executives and senior management
•   Retirement benefits for executives and senior management employees are based on base salary and annual bonus (up to target levels)
•   Annual retirement benefits from non-registered plan to CEO capped at US$1M
				• Pensionable service period to a maximum of 35 years	• Provide an effective and attractive executive compensation program
Executive Perquisites	• Healthcare and life insurance benefits, annual executive physical exam, club membership, company-leased vehicle, and financial counselling	• Non-cash perquisites	• Competitive	• Variable

CN MANAGEMENT INFORMATION CIRCULAR	37

BASE SALARY

The Committee normally reviews base salaries in January each year, which are benchmarked against companies of comparable size and scope. The current primary comparator group consists of Union Pacific Railroad, Burlington Northern Santa Fe Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway. The base salaries of NEOs are generally paid in U.S. currency in order to provide for a meaningful and objective comparison with salaries of equivalent positions of the comparator groups which are predominantly paid in U.S. currency. Base salaries are determined taking into consideration median comparator group practices, economic outlook, leadership abilities, retention considerations and succession plans.

Upon their respective appointment, the base salary levels of Messrs. Mongeau, Creel and Ruest were set below the market median of the primary comparator group to the following: Mr. Mongeau to US$950,000, Mr. Creel to US$550,000, and Mr. Ruest to US$490,000. The other NEOs’ salaries were established in line with market increase expectations at the time, to the following levels: Mr. Jobin to US$536,000, and Mr. Finn to US$490,000. While NEOs salaries are benchmarked and paid in US$, the Summary Compensation Table on page 46 reports the amounts in CAD$, as required by the rules issued by the Canadian Securities Administrators.

ANNUAL INCENTIVE BONUS PLAN

Approximately 4,000 management employees are eligible to participate in an annual performance-based bonus plan. Under the Company’s Annual Incentive Bonus Plan (“AIBP”), target levels for the CEO, the other NEOs, the Senior Vice-Presidents and Vice-Presidents are as follows:

POSITION	MINIMUM	TARGET(1)	MAXIMUM(1)
CEO	0%	120%	240%
Other NEOs	0%	70%	140%
Senior Vice-Presidents	0%	65%	130%
Vice-Presidents	0%	50/60%	100/120%

(1) Represents percentage of base salary as at December 31.

The actual bonus payout received is dependent on the achievement of performance relative to corporate and individual targets. This reflects the Company’s view that any short-term incentive should be tied both to the overall performance of the Company and to those areas of its business that each employee can influence directly.

For 2010, the AIBP was comprised of the following components:

1.
Corporate financial performance: 70% of the bonus was linked to the achievement of a balanced set of goals that contribute to the Company’s long-term financial growth and profitability. The Committee ensures that performance goals and conditions are directly aligned with the achievement of the Company’s business objectives as set out in the Company’s business plan, reviewed and approved by the Board of Directors. In 2010, the Board of Directors assessed the Company’s performance against established goals for revenues, operating income, diluted earnings per share, free cash flow and return on invested capital (“ROIC”), with each measure carrying an equal weight. These measures were selected because they are quantifiable components that play a key role in driving the organization’s short- and long-term profitability and return to shareholders. Additionally, the Board is of the view that its chosen corporate objectives are appropriate for a capital intensive business like CN. The targets were approved by the Board of Directors in January 2010 based on the Company’s economic outlook at that time.

Under the terms of the AIBP, a maximum corporate performance factor of 150% (or 200% for NEOs and approximately 175 other executives and senior management employees) can be attained when financial results exceed all five corporate objectives.

The following table provides the 2010 corporate objectives as approved by the Board of Directors in January 2010 and the 2010 results as reported by the Company.

P E R F O R M A N C E   O B J E C T I V E S   A N D   R E S U L T S  –
2 0 1 0   A N N U A L   I N C E N T I V E   B O N U S   P L A N

	CORPORATE OBJECTIVES(1)
			2010
IN MILLIONS (EXCEPT	BASE	STRETCH	RESULTS(2)	PERFORMANCE
PER SHARE DATA)	(CAD$)	(CAD$)	(CAD$)	ASSESSMENT
Revenues	7,715	7,935	8,297	Exceeds
Operating
Income	2,570	2,700	3,024	Exceeds
Diluted Earnings
Per Share	$3.38	$3.58	$4.48	Exceeds
Free Cash Flow(3)	600	710	1,122	Exceeds
ROIC(4)	10.80%	11.30%	13.59%	Exceeds

(1)	Objectives set assuming an exchange rate of US$1 = CAD$1.0526.
(2)	Results reﬂect an actual exchange rate of US$1 = CAD$1.0299.
(3)
Free cash ﬂow does not have any standardized meaning prescribed by Generally Accepted Accounting Principles (GAAP) and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash ﬂow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company deﬁnes free cash ﬂow as net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange ﬂuctuations, less net cash used in investing activities, adjusted for the impact of major acquisitions, and the payment of dividends.

(4)
ROIC measures the Company’s efﬁciency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee.

In January 2010, the objectives were set assuming an exchange rate of US$1 = CAD$1.0526. During the year, the actual exchange rate was US$1 = CAD$1.0299. Objectives that were set at the beginning of the year assuming a lower Canadian dollar were adjusted to reflect the actual exchange rate during 2010. The adjustment, which does not impact the 2010 results, provides a better representation of the actual performance against the targets. The following table provides the 2010 objectives, reflecting such adjustment, and the actual 2010 results as reported by the Company.

CN MANAGEMENT INFORMATION CIRCULAR	38

P E R F O R M A N C E   O B J E C T I V E S   A N D   R E S U L T S   –   2 0 1 0
A N N U A L   I N C E N T I V E   B O N U S   P L A N   –   A D J U S T E D   T A R G E T S

	CORPORATE OBJECTIVES
			2010
IN MILLIONS (EXCEPT	BASE	STRETCH	RESULTS(2)	PERFORMANCE
PER SHARE DATA)	(CAD$)	(CAD$)	(CAD$)	ASSESSMENT
Revenues(1)	7,627	7,847	8,297	Exceeds
Operating
Income(1)	2,542	2,672	3,024	Exceeds
Diluted Earnings
Per Share(1)	$3.35	$3.55	$4.48	Exceeds
Free Cash
Flow(1)(3)	590	700	1,122	Exceeds
ROIC(4)	10.80%	11.30%	13.59%	Exceeds

(1)	Objectives adjusted to reﬂect the actual exchange rate of US$1 = CAD$1.0299 vs. CAD$1.0526 assumed when set in January 2010.
(2)	Results reﬂect an actual exchange rate of US$1 = CAD$1.0299.
(3)
Free cash ﬂow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash ﬂow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company deﬁnes free cash ﬂow as net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange ﬂuctuations, less net cash used in investing activities, adjusted for the impact of major acquisitions, and the payment of dividends.

(4)
ROIC measures the Company’s efﬁciency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee.

In 2010, industry leading carload growth drove a double-digit increase in the Company’s revenues. Despite the strong volume growth, the Company maintained or improved all its core operating metrics enabling the growth to be absorbed at low incremental costs, as evidenced by the 26% increase in operating income. The Company continued to return value to its shareholders by monetizing underutilized assets, buying back shares and increasing dividends. The Company also took advantage of its solid cash flow generation to accelerate the renewal of its fleet of locomotives and railcars.

For 2010, after considering the financial results against established corporate objectives, the Board of Directors assessed the corporate performance at “far exceeds”, allowing for the maximum corporate performance factor of 150% (or 200% for NEOs and approximately 175 other executives and senior management employees). According to the terms of the AIBP, the maximum corporate factor is attained when all five corporate objectives are exceeded.

2.
Individual performance: 30% of the bonus was based on personal business-oriented goals with a strong focus on safety, leadership and customer service in the achievement of operating results. The individual performance factor can range from 0% to 200% for NEOs, and for approximately 175 other executives and senior management employees. For all other eligible employees, the performance factor can range from 0% to 150%. The individual performance factor for NEOs is based on individual assessments reviewed and recommended by the Committee and approved by the Board of Directors.

Any annual incentive bonus payout under the individual component is conditional upon a payout being declared under the corporate component. The annual incentive plan also provides that both the corporate and individual performance would be prorated at the same level should the Company’s performance be assessed at “partially meets”.

In 2010, the individual objectives of NEOs included both quantitative measures and qualitative strategic and operational considerations related to their function. At year-end, the CEO reviewed the performance of the other NEOs, taking into consideration their achievements against their pre-determined individual objectives. The Committee reviewed and reflected on the totality of the executive’s individual achievements against goals and determined the individual performance factor to be applied in the calculation of the bonus amount to be paid. In doing so, the overall personal contribution of each executive and the leadership demonstrated in reaching their objectives was also assessed. For the year 2010, taking into account the recommendations of the CEO, the Committee determined that the NEOs had met or partially exceeded their personal objectives and approved each of their individual performance factors. The average individual performance factor for the NEOs, other than the CEO, was 119%.

The resulting actual incentive bonus payout is based on the annual base salary as at December 31, and the corporate and individual performance factors calculated as follows:

In 2010, the average payout for the NEOs, other than the CEO, was 176% of target payout. The actual payouts are reported in the Summary Compensation Table, under the column Non-equity incentive plan compensation – Annual incentive plans.

LONG-TERM INCENTIVE

The Board of Directors considers a number of factors to assess the Company’s long-term incentive strategy. Factors considered include the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the dilution impact of the different long-term incentive vehicles. Since 2005, the Board of Directors has elected to grant a combination of stock options and restricted share units (“RSUs”) of approximately equal value, to designated executive and senior management employees, except for the CEO. The long-term incentive award for the CEO combines stock options and RSUs with a smaller relative weight in stock option value

CN MANAGEMENT INFORMATION CIRCULAR	39

because of the 20% limitation on the number of stock options that can be awarded to one individual pursuant to the terms of the Management Long-Term Incentive Plan – please refer to page 49 for a description of the plan.

The annual grant of RSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board of Directors which take place each year in January. The effective grant date is the first day open for trading under the Company’s Insider Trading Policy, following the publication of the Company’s financial results for the previous year. Based on this approach, the effective grant date is generally the second trading day following the public release of the Company’s financial results. The exercise price of the stock options granted is set at the closing price of common shares on the Toronto Stock Exchange or the New York Stock Exchange on the grant date.

The Committee establishes the value of the long-term incentive awards on the basis of the expected value provided by the award at the time of the grant. The values are based on valuations prepared by Towers Watson, the Company’s external executive compensation consultant. The values are calculated under a modified binomial (lattice) valuation methodology used to value survey data considered by the Company in benchmarking executive compensation. The Towers Watson valuation inputs may differ from those used in determining the fair value, as calculated under U.S. Generally Accepted Accounting Principles resulting in differing long-term incentive values.

In determining the value of the award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the compensation practices and long-term incentive value granted over the last three years by the Class I Railroads described in the section “Benchmarking Using Comparator Groups”. The Committee does not take into account previous executive grants when setting the individual awards.

In 2010, in order to encourage retention of key talent approaching retirement, the Committee approved the inclusion of a “one-year minimum active service” condition with the 2011 RSUs and stock options award agreements. In other words, should an executive or senior management employee retire in the year of the award agreement, RSUs and stock options awarded pursuant to that agreement will be forfeited.

RESTRICTED SHARE UNITS: 2010 AWARD

The Restricted Share Units Plan (the “RSU Plan”) was approved by the Board of Directors in 2004. The objective of the RSU Plan is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. The RSUs awarded are generally scheduled for payout after three years and the vesting factor is determined in relation to the achievement of a target related to the Company’s average ROIC over the plan period. ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee.

The RSUs granted in 2010 to NEOs and other designated employees are subject to the attainment of targets related to the Company’s average ROIC during the three-year period ending on December 31, 2012. The payout is also conditional upon meeting a minimum average closing share price during the last three months of 2012. The payout will be made in the currency of the recipient’s salary. The value of the payout will be equal to the number of RSUs awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31, 2013. The performance objectives and payout condition of the 2010 RSU award are summarized in the following table:

P E R F O R M A N C E   O B J E C T I V E S  –
R E S T R I C T E D   S H A R E   U N I T S   –   2 0 1 0   A W A R D

		PERFORMANCE
	OBJECTIVE	VESTING FACTOR(1)
	Below 10.5%	0%
Performance Objective:	10.5%	50%
Average ROIC for the	11.5%	100%
three-year period ending	12.5%	125%
on December 31, 2012	13.5% and above	150%
Payout Condition:	CAD$57.13 on the TSX or US$54.11 on the NYSE
Minimum average closing
share price for the last
three months of 2012

(1) Interpolation applies between objectives.

The grant date fair value of the restricted share units awarded to NEOs in 2010 is included in the Summary Compensation Table, under the Share-based awards column.

CN MANAGEMENT INFORMATION CIRCULAR	40

RESTRICTED SHARE UNITS: 2008 AWARD PAYOUT

RSUs granted in 2008 were paid out to NEOs and other designated employees pursuant to the terms and conditions set out in the 2008 award agreement and in accordance with the RSU Plan. The RSUs awarded in 2008 vested based on the performance achievement of the specified target related to the average ROIC for the three-year period ending on December 31, 2010. As this performance was 13.65%, short of the 14% target, and in accordance with the RSU Plan rules, only 82.4% of the RSUs granted in 2008 vested and were subject to payment. All remaining 2008 RSUs were forfeited. As the minimum average closing share price condition was met, payout under the plan occurred.

P E R F O R M A N C E   O B J E C T I V E S   A N D  R E S U L T S –
R E S T R I C T E D   S H A R E   U N I T S   –  2 0 0 8   A W A R D

	OBJECTIVE	PERFORMANCE VESTING FACTOR(1)	RESULTS
Performance Objective: Average ROIC for the three-year period ending on December 31, 2010	Below 13% 13% 14% 15% 16% and above	0% 50% 100% 125% 150%	13.65%
Payout Condition: Minimum average closing share price for the last three months of 2010	CAD$48.60 on the TSX or US$48.44 on the NYSE		CAD$66.37 US$65.56

(1) Interpolation applies between objectives.

The value vested during the year for each NEO is included in the section Incentive plan awards – Value vested or earned during the year, under the Share-based awards – Value vested during the year column on page 49.

STOCK OPTIONS

Stock options were granted in 2010 to NEOs and other designated employees pursuant to the Management Long-Term Incentive Plan (the “Plan”). Please refer to page 49 for details of the Plan. The stock options granted in 2010 were conventional and vest over four years at a rate of 25% at each anniversary date. Stock options have a term of ten years. Grants were made in the currency of the recipient’s salary.

Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value and be “in-the-money”. Gains would be realized when the stock options are exercised.

The grant date fair value of the stock options awarded to NEOs in 2010 is included in the Summary Compensation Table, under the Option-based awards column.

EXECUTIVE PERQUISITES

NEOs are eligible to receive perquisites and personal benefits in accordance with the Company’s policy. These typically include the use of a company-leased vehicle, financial counselling and tax services, club membership and certain healthcare benefits and life insurance. The level of benefit is generally determined by the grade of the position. Following a review of the type and level of perquisites offered to executives, the Committee introduced specific policies to provide executive perquisites and personal benefits in line with general market practices. Starting in 2010, all executives must comply with the aircraft utilisation policy which restricts the usage of the corporate aircraft for business-related purposes only, save for exceptional circumstances and provided all incremental costs are fully reimbursed. Additionally, the previous tax gross-up practice on the value of certain executive perquisites was eliminated as of January 2010.

Other Key Compensation Policies of the Company

STOCK OWNERSHIP

The Committee strongly supports stock ownership by executives. In 1999, the Company introduced stock ownership guidelines that require a minimum level of stock ownership, set as a multiple of salary, to be achieved over a five-year period. In 2002, the application of the guidelines was broadened to include a total of approximately 175 executives and senior management employees. Once executives and senior managers have met their initial shareholding requirements, they are required to maintain compliance, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units. Stock ownership requirements are as follows:

GUIDELINES
President and Chief Executive Officer	5 times salary
Executive and Senior Vice-Presidents	3 times salary
Vice-Presidents	1.5 to 2 times salary
Senior Management	One times salary

Effective January 1, 2010, stock ownership guidelines for the CEO were increased to five times salary. In addition, the CEO is required to maintain this stock ownership level until one year after retirement. As of December 31, 2010, all NEOs have exceeded their share ownership requirements, except Mr. Jobin who joined the Company in June 2009. Mr. Jobin is tracking well against the requirement of his position. Other executives and senior management have either met or are on track to achieve their stock ownership requirement.

CN MANAGEMENT INFORMATION CIRCULAR	41

S T O C K   O W N E R S H I P   S T A T U S   A S   A T  D E C E M B E R   3 1 ,  2 0 1 0

			VALUE
			REQUIRED	HOLDINGS AS
NAMED EXECUTIVE	NUMBER OF	VALUE OF	TO MEET	A MULTIPLE
OFFICER	SHARES HELD(1)	HOLDINGS(2)	GUIDELINES(3)	OF SALARY(3)(4)
Claude Mongeau	220,741	$14,646,165	$4,892,025	15.0x
Luc Jobin(5)	5,429	$360,214	$1,656,079	0.7x
Keith E. Creel	100,703	$6,681,644	$1,699,335	11.8x
Sean Finn	37,077	$2,460,059	$1,513,953	4.9x
Jean-Jacques
Ruest	85,450	$5,669,608	$1,513,953	11.2x

(1)	Common shares and/or vested deferred share units as may be the case as at December 31, 2010.
(2)	Value is based on the closing share price of the common shares on December 31, 2010 on the TSX (CAD$66.35), or the fair market value at the time of purchase if greater.
(3)	US$ salaries were converted to CAD$ using the average rate during the year (1.0299).
(4)	Once executives have attained their ownership requirement, they will maintain their status thereafter, even if the stock price declines.
(5)	Mr. Jobin elected to defer his 2010 annual bonus, thereby increasing his holding position to 1.9x his base salary as of February 2011.

NO HEDGING POLICY

Under the Company’s Insider Trading Policy, no directors, officers or employees can engage in hedging activities, including monetization, on CN securities.

CHANGE OF CONTROL PROVISIONS

The Management Long-Term Incentive Plan and the RSU Plan were amended effective March 4, 2008 to include “double trigger provisions”. Pursuant to such provisions, the vesting of non-performance options or units awarded after that date and held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A Change of Control means any of the following events:

a)	in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Company’s outstanding common shares;

b)
approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or

c)	approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company.

The amended provisions state that acceleration of vesting would not occur if a proper substitute to the original options or units is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute options or units which are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and units shall be paid within 30 days. These new provisions only affect grants made after March 4, 2008, and discretion is left to the Board of Directors to take into account special circumstances.

NON-COMPETE/NON-SOLICITATION PROVISIONS

On January 22, 2009, the Board of Directors approved the inclusion of non-compete and non-solicitation provisions to the restricted share units and stock options award agreements to be executed in the future with the CEO, executive vice-presidents and senior vice-presidents. Hence, the restricted share units and stock options granted to such individuals after January 22, 2009, including the 2009 awards, are subject to cancellation if the recipients fail to comply with certain commitments. Those commitments prohibit:

a)	the use of confidential information of CN for any purpose other than performing his or her duties with CN;

b)	engaging in any business that competes with CN;

c)	soliciting, accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN;

d)	taking advantage or profit from any business opportunity of which they became aware in the course of employment with CN; and

e)
taking any action as a result of which relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others may be impaired or which might otherwise be detrimental to the business interests or reputation of CN.

Effective January 2011, the Board of Directors extended the inclusion of non-compete and non-solicitation provisions to the restricted share units and stock options award agreements for all executives and senior management employees. Similarly, in 2010, the Board of Directors approved the inclusion of non-compete and non-solicitation provisions to certain supplemental retirement plans and arrangements. Such provisions were also harmonized in 2010 and 2011 across the non-registered pension plans that apply to all executives and senior management employees.

CN MANAGEMENT INFORMATION CIRCULAR	42

EXECUTIVE COMPENSATION CLAWBACK

In March 2008, the Board of Directors adopted an executive compensation clawback policy concerning future awards made under the Company’s annual and long-term incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and long-term incentive compensation received by an executive. The Board of Directors may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:

a)
the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements;

b)	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

c)	the incentive compensation payment received would have been lower had the financial results been properly reported.

President and Chief Executive Officer Compensation

CLAUDE MONGEAU, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Mongeau became President and Chief Executive Officer of CN on January 1, 2010. He joined CN in May 1994 and has held the positions of Assistant Vice-President Corporate Development, and Vice-President, Strategic and Financial Planning. He was appointed Executive Vice-President and Chief Financial Officer in October 2000.

As President and CEO, Mr. Mongeau is responsible for providing leadership and vision for CN, and is accountable to shareholders through the Board of Directors for defining, aligning his vision internally and externally, as well as achieving strategic and operational goals that will build long-term shareholder value.

COMPENSATION

The CEO’s annual compensation is recommended by the Committee and approved by the independent members of the Board of Directors. Pursuant to his appointment as CEO of the Company, Mr. Mongeau’s base salary was established at US$950,000 (CAD$978,405). This salary level was below market median, which the Committee felt was appropriate upon Mr. Mongeau’s appointment as CEO. His target bonus was set at 120% of salary (down from 140% for the previous CEO). As is the case for the other senior executives of the Company, 70% of the annual incentive bonus payout was based on corporate performance and 30% was based on individual performance. The 95,000 RSUs and 128,000 stock options granted to Mr. Mongeau on January 28, 2010, pursuant to the Restricted Share Units Plan and the Management Long-Term Incentive Plan, respectively, were granted on the same basis and conditions as those of the other NEOs of the Company, subject to the 20% limitation under the Management Long-Term Incentive Plan. The value of these awards is included in the Summary Compensation Table, under the Share-based awards and Option-based awards columns.

In accordance with the disclosure rules issued by the Canadian Securities Administrators, amounts paid to Mr. Mongeau are reported in the prescribed tables in Canadian dollars.

PERFORMANCE AGAINST INDIVIDUAL OBJECTIVES

As per the Annual Incentive Bonus Plan rules, 70% of the CEO’s bonus payout was based on corporate performance and 30% was based on individual performance. The individual objectives of the CEO are measured against the goals, objectives and standards approved annually by the Committee.

The individual goals set at the beginning of 2010 included elements covering performance in the following areas: business strategy (20%); leadership and committed workforce (20%); execution capabilities and operating excellence (20%); customer-centric organization (20%); and external stakeholder engagement (20%). Based on a review of the foregoing, the Committee rated the performance of the CEO as part of his performance review process and recommended to the Board of Directors the approval of his annual incentive bonus payout based on his and the Company’s performance.

Business Strategy

Much of Mr. Mongeau’s focus in 2010 was on charting, executing and communicating internally and externally a sound business strategy to advance CN’s operating excellence and to position the Company as the world’s leading transportation provider. Under Mr. Mongeau’s leadership, the Company’s definition of success has been broadened as follows: an end-to-end view of the supply chain including clear metrics and improved transparency between supply chain partners, sustainable top line growth supported by service improvements and innovations, on-going productivity gains to support growth at low incremental cost, and enhanced stakeholder relationships.

Mr. Mongeau acted quickly to begin executing on this strategy by assembling a strong leadership team, reorganizing key departments, developing new metrics and engaging key stakeholders. A comprehensive agenda of cross-functional initiatives have been either implemented, are well underway or are set to be deployed early in 2011.

CN MANAGEMENT INFORMATION CIRCULAR	43

Leadership and Committed Workforce

Mr. Mongeau spent his first 90 days squarely focused on aligning the Company’s organizational structure in support of its strategic agenda. Particular emphasis was placed on re-energizing and reorganizing the Sales and Marketing function. The selection and appointment of six new Business Unit leaders, located in key cities across the CN network, has enabled tighter integration between the sales and marketing functions and has structurally positioned Marketing to capitalize on both short and long-term growth opportunities. The new organizational structure also streamlines communication between Marketing and Operations, which is critical to ensuring the Company’s successful shift towards a more customer-centric organization.

Throughout 2010, under Mr. Mongeau’s leadership, a range of initiatives were launched to link the Company’s success more directly with the efforts of its employees. CN recognizes that the labour market is increasingly competitive and that younger workers often have different expectations than more seasoned employees. Mr. Mongeau is focused on creating an integrated approach to managing the Company’s human resources that includes: competitive compensation parameters, on-going training and career development, and an environment that fosters teamwork and continuous improvement. In support of these objectives, the Company’s Employee Performance Scorecard was simplified, the frequency of management/employee discussions was increased, and new leadership values and competencies were introduced. Other significant 2010 achievements include the ratification of a new three-year collective agreement with members of the Teamsters Canada Rail Conference – Conductors, Trainmen, Yardmen (TCRC-CTY) and the successful integration of over 2,000 new employees.

Execution Capabilities and Operating Excellence

In 2010, the Company demonstrated its ability to successfully manage growth and execute on its agenda of operational and service excellence. Mr. Mongeau led the Company’s effort to build on the successful Precision Railroading model by strengthening and embedding best practices across the organization and by encouraging collaboration and open communication. At the same time, the Company continued to strengthen its safety culture.

CN’s solid operating performance enabled the Company to grow the top line at low incremental cost. Mr. Mongeau’s drive to continuously improve the Company’s operational and service excellence made it possible for CN to increase volumes by an industry leading 12 per cent while maintaining or improving all of its core operating metrics. CN recorded an industry leading operating ratio of 63.6% in 2010. CN also continued to lead the industry with respect to terminal dwell and train velocity. At the same time, the Company posted year-over-year reductions in train accidents and employee injuries.

Customer-Centric Organization

Under Mr. Mongeau’s leadership, the Company made significant progress in evolving towards a more customer-centric organization. By concentrating on end-to-end supply chain performance the Company made significant progress in improving overall customer service. CN’s service agenda builds on working collaboratively with customers and supply chain partners to ensure mutual accountability as well as mutual success.

Significant progress was made in advancing this service agenda, beginning with engaging customers in the process. Mr. Mongeau personally met with the senior leadership of a significant number of the largest customers of CN across the key markets served by the Company. The Company also held a number of “customer forums” where customers had the opportunity for direct involvement in defining CN’s customer-centric vision.

CN also entered into service level agreements and supply chain collaboration agreements with various stakeholders, including the port and terminal operators served by CN. In addition to establishing processes and procedures that facilitate cooperation among the various stakeholders, these agreements set performance benchmarks and measures that foster shared accountability.

End-to-end shipment scorecards were introduced to instil greater accountability for meeting customer commitments and to identify and solve issues before they reach a critical point. Concrete steps were also taken to improve supply chain efficiencies and to increase the Company’s capacity to serve a number of specific markets.

Under Mr. Mongeau’s leadership, the Company is also improving its first mile/last mile activities, which is where the customers have the most direct contact with CN. This includes a sharpened focus on car order fulfillment, enabling CN’s customers to grow and be more competitive in the markets they serve.

External Stakeholder Engagement

In addition to improving employee and customer engagement, Mr. Mongeau also reached out personally to a broad group of external stakeholders including industry associations, policy makers, shareholders and all Canadian and U.S. regulators with railroad oversight.

For 2010, following a review of Mr. Mongeau’s individual performance, the Committee rated Mr. Mongeau’s performance as partially exceeds, and out of a scale of 0% to 200%, rated Mr. Mongeau individual performance factor at 125%.

In accordance with the terms of the AIBP, and taking into account the corporate performance factor, the independent members of the Board of Directors approved a bonus payout of US$2,023,500 (CAD$2,012,573) to Mr. Mongeau.

CN MANAGEMENT INFORMATION CIRCULAR	44

Performance Graph

The following Performance Graph illustrates the yearly cumulative total shareholder return on a CAD$100 investment in CN’s common shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2005 to the period ending December 31, 2010. It assumes reinvestment of all dividends, as well as the closing share price of CAD$100 as at December 31, 2010.

	DEC-05	DEC-06	DEC-07	DEC-08	DEC-09	DEC-10
CNR	$100	$108	$102	$100	$130	$153
CNI	$100	$108	$120	$96	$144	$179
S&P/TSX	$100	$117	$129	$86	$117	$137
S&P 500	$100	$116	$122	$77	$97	$111

Over the last five years, the three main components of compensation – base salary, annual incentive, and long-term incentive – that were earned by NEOs together represented about 3.8% of the approximate CAD$5.5 billion aggregate market capitalization increase over the same period. The total compensation earned by NEOs is defined as the amount of base salary and bonus earned during the year, plus the yearly change in unrealized and realized gains from equity-based incentive plans. The Committee believes that the Company’s executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. Over the last five years, approximately 80% of the compensation earned by NEOs was derived from equity-based incentive plans. Accordingly, the compensation earned in each year was closely tied to shareholder return, as also demonstrated by the fact that the compensation earned by NEOs in the year of lowest total shareholder return represents approximately one eighth of the compensation earned in the year of highest total shareholder return.

The following graphs illustrate the annual change in cumulative total shareholder return on a CAD$100 investment in CN’s common shares on the TSX compared with the total compensation earned by NEOs in each year of the five-year period ending on December 31, 2010, and demonstrates the close link between the two.

CN MANAGEMENT INFORMATION CIRCULAR	45

Summary Compensation Table

The following table sets forth the annual total compensation in CAD for the NEOs, for the years ended December 31, 2010, 2009 and 2008. Fluctuation in the exchange rate may affect year over year comparability. Refer to page 56 for currency exchange information.

S U M M A R Y   C O M P E N S A T I O N    T A B L E

					NON-EQUITY
					INCENTIVE PLAN
				OPTION-	COMPENSATION –
			SHARE-BASED	BASED	ANNUAL	PENSION	ALL OTHER	TOTAL
NAME AND PRINCIPAL		SALARY	AWARDS(2)	AWARDS(2)	INCENTIVE PLANS(3)	VALUE(4)	COMPENSATION(5)	COMPENSATION
POSITION(1)	YEAR	($)	($)	($)	($)	($)	($)	($)
Claude Mongeau	2010	978,405	2,770,200	1,670,400	2,012,573	233,000	62,082	7,726,660
President and	2009	610,970	851,957	1,000,164	420,610	2,452,000(6)	2,200	5,337,901
Chief Executive Officer	2008	570,310	821,606	744,465	569,293	76,000	2,029	2,783,703
Luc Jobin	2010	552,026	765,249(7)	635,535	662,384(8)	113,303	2,500	2,730,997
Executive Vice-President and	2009	353,757(9)	597,780	542,822	234,163(8)	39,051	1,000	1,768,573
Chief Financial Officer	2008	–	–	–	–	–	–	–
Keith E. Creel	2010	566,445	1,651,914(10)	674,685	679,685	117,280	Nil	3,690,009
Executive Vice-President and	2009	582,420	851,957	1,000,164	400,957	199,173	16,955	3,051,626
Chief Operating Officer	2008	487,695	821,606	744,465	510,707	194,803	131,835	2,891,111
Sean Finn	2010	504,651	637,146	570,285	579,951	84,000	3,258	2,379,291
Executive Vice-President, Corporate	2009	548,160	745,462	875,143	377,414	118,000	2,661	2,666,840
Services and Chief Legal Officer	2008	492,137	575,124	521,125	462,962	207,000	2,482	2,260,830
Jean-Jacques Ruest	2010	504,651	637,146	570,285	605,537	159,000	4,790	2,481,409
Executive Vice-President and	2009	382,000	212,989	250,041	257,000	606,000	3,790	1,711,820
Chief Marketing Officer	2008	382,000	205,402	186,116	309,900	46,000	3,831	1,133,249

(1)
Mr. Mongeau was appointed President and Chief Executive Officer as of January 1, 2010. Mr. Jobin joined CN and assumed the role of Executive Vice-President and Chief Financial Officer as of June 1, 2009. Mr. Creel was appointed Executive Vice-President and Chief Operating Officer effective January 1, 2010. Mr. Ruest was appointed Executive Vice-President and Chief Marketing Officer as of January 1, 2010.

(2)
Represents the grant date fair value of awards calculated in accordance with Accounting Standards Codification (ASC) 718 – Compensation – Stock Compensation, under U.S. Generally Accepted Accounting Principles (U.S. GAAP). Share-based awards represent the award of company-matched deferred share units (DSUs) under the Voluntary Incentive Deferral Plan and of performance-based restricted share units under the Restricted Share Units Plan. Option-based awards represent the award of stock options pursuant to the Management Long-Term Incentive Plan. The grant date fair value for DSUs is the closing share price on such date. The grant date fair value for restricted share units and stock options is determined using the lattice-based valuation model and the Black-Scholes option-pricing model, respectively, and considers the following assumptions:

SHARE-BASED	2008	2009	2009	2010	OPTION-BASED	2008	2009	2009	2010
AWARDS (RSUs)	(JANUARY)	(JANUARY)	(JUNE)(a)	(JANUARY)	AWARDS	(JANUARY)	(JANUARY)	(JUNE)(a)	(JANUARY)
Closing share price					Closing share price
on grant date (CAD)	$48.46	$41.91	$48.57	$54.65	on grant date (CAD)	$48.46	$41.91	$48.57	$54.65
Risk-free interest					Risk-free interest
rate over term of the					rate over term of the
award(b)	3.43%	1.55%	1.60%	1.62%	award(b)	3.58%	1.95%	2.51%	2.44%
Expected stock price					Expected stock price
volatility over term					volatility over term
of the award(c)	22%	27%	29%	29%	of the award(c)	27%	39%	39%	28%
Expected dividend					Expected dividend
yield(d) (CAD)	$0.92	$1.01	$1.01	1.08	yield(d) (CAD)	$0.92	$1.01	$1.01	$1.08
Expected term(e)	3 years	3 years	2.6 years	3 years	Expected term(e)	5.3 years	5.3 years	5.3 years	5.4 years
Resulting fair value					Resulting fair value
per unit (CAD)	$27.39	$21.30	$34.16	$29.16	per stock option (CAD)	$12.41	$12.50	$15.51	$13.05

(a)	The June valuation relates to the award made to Mr. Jobin on June 1, 2009.
(b)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the award.
(c)
Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award, and for option-based awards, also considers the implied volatility from traded options on the Company’s stock.

(d)	Based on the annualized dividend rate.
(e)
Represents the period of time that awards are expected to be outstanding. For option-based awards, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behaviour are considered separately.

(3)	Represents the incentive earned under the Annual Incentive Bonus Plan for the applicable year. Refer to page 38 for the details of the AIBP.
(4)	Includes the compensatory value of pension beneﬁ ts as reported in the “Deﬁned Beneﬁt Plans” and “Deﬁned Contribution Plans” tables in the “Pension Plan Beneﬁts” section.
(5)
Includes the value of perquisites, personal beneﬁts and other compensation (as applicable), for example post-retirement beneﬁts or tax protection such that net income after taxes is not less than it would have been in the U.S. Perquisites and other personal beneﬁts that in aggregate amount to less than CAD$50,000 or 10% of the total salary for any of the Named Executive Ofﬁcers are not reported in this column. Details are provided in the table on page 47. As of January 1, 2010, the previous practice of tax gross-up on certain perquisites has been eliminated.

(6)
For Mr. Mongeau, the amount of Compensatory Change on the 2009 accrued obligation was updated from $1,557,000 to $2,452,000 to reﬂect the impact of the higher target bonus following his appointment as CEO.

(7)
Mr. Jobin’s share-based award includes 1,035 units which represent the 25% company-match awarded under the Voluntary Incentive Deferral Plan upon the deferral of his 2009 AIBP, that will vest over four years. The grant date fair value of the award has been calculated by multiplying the number of units by CAD$53.32, the share price on the day of the award.

(8)
Mr. Jobin elected to defer the totality of his 2010 AIBP payout under the Voluntary Incentive Deferral Plan whereby the value of the payout is received in the form of deferred share units payable in cash upon retirement or termination. The deferral was converted into 9,817 deferred share units using a share price of US$67.84. The company-match of 2,454 units will vest over four years, at a rate of 25% per year. Mr. Jobin also elected to defer the totality of his 2009 AIBP bonus payout. The deferral was converted into 4,141 deferred share units using a share price of US$53.80 with a company-match of 1,035 units. Refer to “Deferred Compensation Plans” on page 50 for details. Amounts of bonus that have been deferred are included under this column.

(9)	On an annual basis, Mr. Jobin’s salary in 2009 was US$525,000 (CAD$599,550).
(10)	Mr. Creel’s share-based award includes a special award of 30,800 Restricted Share Units granted following his appointment as Executive Vice-President and Chief Operating Ofﬁcer.

CN MANAGEMENT INFORMATION CIRCULAR	46

DETAILS OF “ALL OTHER COMPENSATION” AMOUNTS FOR 2010, 2009 AND 2008(1)

						ALL OTHER
						COMPENSATION
		PERQUISITES AND OTHER			OTHER	(TOTAL OF THE TWO
		PERSONAL BENEFITS(2)		COMPENSATION		PREVIOUS COLUMNS)
NAME	YEAR		($)		($)	($)
Claude Mongeau	2010	Company-leased vehicle:	19,036	Post-retirement benefits:	2,678(3)	62,082
		Financial counselling:	15,000
		Healthcare benefits
		and life insurance:	11,118
		Other perquisites:	14,250
	2009		Nil	Post-retirement benefits:	2,200(3)	2,200
	2008		Nil	Post-retirement benefits:	2,029(3)	2,029
Luc Jobin	2010		Nil	Post-retirement benefits:	2,500(3)	2,500
	2009		Nil	Post-retirement benefits:	1,000(3)	1,000
	2008		–		–	–
Keith E. Creel	2010		Nil		Nil	Nil
	2009		Nil	Tax gross-up:	16,955	16,955
	2008		Nil	Tax gross-up:	37,691	131,835
				Tax protection:	94,144
Sean Finn	2010		Nil	Post-retirement benefits:	3,258(3)	3,258
	2009		Nil	Post-retirement benefits:	2,661(3)	2,661
	2008		Nil	Post-retirement benefits:	2,482(3)	2,482
Jean-Jacques Ruest	2010		Nil	Post-retirement benefits:	4,790(3)	4,790
	2009		Nil	Post-retirement benefits:	3,790(3)	3,790
	2008		Nil	Post-retirement benefits:	3,831(3)	3,831

(1)
This table outlines the perquisites and other compensation received in 2008, 2009 and 2010. The amounts are calculated based on the incremental cost to the Company. Effective January 1, 2010, the Company eliminated tax gross-up and revised its policy to restrict the usage of the corporate aircraft to business-related purposes.

(2)
Perquisites and other personal beneﬁts include the use of a company-leased vehicle, club membership, executive physical exam, ﬁnancial counselling, and certain healthcare beneﬁts and life insurance exceeding coverage offered to salaried employees. See section “Executive Perquisites” on page 41 for details. Perquisites and other personal beneﬁ ts that in aggregate amount to less than CAD$50,000 or 10% of the total salary for any of the NEOs are reported as “Nil” in this column.

(3)	Represents the service cost for post-retirement life and medical insurance, if applicable.

Incentive Plan Awards

Share-based and Option-based Awards in 2010

The following table shows information regarding grants of Restricted Share Units (“RSUs”) made to NEOs under the Restricted Share Units Plan, grants of stock options made under the Management Long-Term Incentive Plan and awards of company-matched deferred share units under the Voluntary Incentive Deferral Plan in 2010.

					SHARE PRICE	AWARD’S
			SECURITIES, UNITS		ON DATE	GRANT DATE
			OR OTHER RIGHTS	END OF PLAN PERIOD	OF GRANT	FAIR VALUE(1)
NAME	GRANT DATE	AWARD TYPE	(#)	OR EXPIRY DATE	($)	($)
Claude Mongeau	January 28, 2010	RSUs(2)	95,000	December 31, 2012	54.65	2,770,200
		Options(3)	128,000	January 28, 2020	54.65	1,670,400
Luc Jobin	January 28, 2010	RSUs(2)	24,350	December 31, 2012	54.65	710,046
		Options(3)	48,700	January 28, 2020	54.65	635,535
	January 31, 2010	DSUs(4)	1,035	Cessation of Employment	53.32	55,203
Keith E. Creel	January 28, 2010	RSUs(2)(5)	56,650	December 31, 2012	54.65	1,651,914
		Options(3)	51,700	January 28, 2020	54.65	674,685
Sean Finn	January 28, 2010	RSUs(2)	21,850	December 31, 2012	54.65	637,146
		Options(3)	43,700	January 28, 2020	54.65	570,285
Jean-Jacques Ruest	January 28, 2010	RSUs(2)	21,850	December 31, 2012	54.65	637,146
		Options(3)	43,700	January 28, 2020	54.65	570,285

(1)	The grant date fair values reported are calculated using the same assumptions as described in footnote 2 of the Summary Compensation Table.
(2)
The restricted share units granted in 2010 were made under the Restricted Share Units Plan. Under this plan, the payout will be 50%, 100% or 150% of the number of restricted share units granted if return on invested capital reaches, respectively, threshold, target or maximum performance over the plan period. Linear interpolation will apply between objectives. The payout is also conditional upon meeting a minimum share price condition of CAD$57.13 or US$54.11, as described under “Restricted Share Units: 2010 Award” on page 40.

(3)
The options granted in 2010 were made under the Management Long-Term Incentive Plan and vest over a period of four years, with 25% of the options vesting at each anniversary date of the award. Unexercised options shall expire on the tenth anniversary date of the award. See section “Management Long-Term Incentive Plan” on page 49 for a description of the plan.

(4)
The deferred share units represent the 25% company-match granted upon the deferral of the AIBP or Restricted Share Units payout. The company-matched deferred share units vest over four years, at a rate of 25% per year. See section “Deferred Compensation Plans” on page 50 for a description of the plan.

(5)	Mr. Creel’s share-based award includes a special award of 30,800 Restricted Share Units granted following his appointment as Executive Vice-President and Chief Operating Ofﬁcer.

CN MANAGEMENT INFORMATION CIRCULAR	47

Outstanding Share-based Awards and Option-based Awards

The following table shows all awards made to NEOs and outstanding on December 31, 2010.

	OPTION-BASED AWARDS(1)				SHARE-BASED AWARDS
					NUMBER OF	MARKET OR
	NUMBER OF				SHARES OR	PAYOUT VALUE
	SECURITIES			VALUE OF	UNITS OF	OF SHARE-BASED
	UNDERLYING	OPTION		UNEXERCISED	SHARES THAT	AWARDS THAT
	UNEXERCISED	EXERCISE	OPTION	IN-THE-MONEY	HAVE NOT	HAVE NOT
	OPTIONS	PRICE	EXPIRATION	OPTIONS(2)	VESTED	VESTED
NAME	(#)	($)	DATE	($)	(#)	($)
Claude Mongeau	128,000	51.24USD	2020/01/28	29,201,049	135,000(3)	8,957,250(4)
	80,000	34.17USD	2019/01/26
	60,000	48.08USD	2018/01/24
	46,000	44.67USD	2017/01/25
	60,000	44.93USD	2016/01/27
	80,000	29.19USD	2015/01/28
	324,000	20.42CAD	2013/01/24
	85,000	25.59CAD	2012/01/25
Luc Jobin	48,700	51.24USD	2020/01/28	1,507,019	41,850(3)	2,776,748(4)
	35,000	44.37USD	2019/06/01		1,035(5)	68,693(6)
Keith E. Creel	51,700	51.24USD	2020/01/28	7,383,762	96,650(3)	6,412,728(4)
	80,000	34.17USD	2019/01/26
	60,000	48.08USD	2018/01/24
	10,000	53.01USD	2017/06/11
	28,000	44.67USD	2017/01/25
	40,000	44.93USD	2016/01/27
	36,000	29.19USD	2015/01/28
Sean Finn	43,700	51.24USD	2020/01/28	3,145,866	56,850(3)	3,771,998(4)
	52,500	34.17USD	2019/01/26
	31,500	48.08USD	2018/01/24
	10,200	44.67USD	2017/01/25
Jean-Jacques Ruest	43,700	51.24USD	2020/01/28	8,224,220	31,850(3)	2,113,248(4)
	20,000	41.91CAD	2019/01/26
	15,000	48.46CAD	2018/01/24
	16,800	52.70CAD	2017/01/25
	6,400	46.95CAD	2016/06/12
	11,600	51.63CAD	2016/01/27
	16,000	36.23CAD	2015/01/28
	81,000	20.42CAD	2013/01/24
	51,000	25.59CAD	2012/01/25

(1)	Includes all stock options granted under the Management Long-Term Incentive Plan and outstanding on December 31, 2010.
(2)
The value of unexercised in-the-money options at ﬁnancial year-end is the difference between the closing share price of the common shares on December 31, 2010, on the New York Stock Exchange (US$66.47) for U.S. dollar denominated options, on the TSX (CAD$66.35) for Canadian dollar denominated options, and the exercise price. The value has been converted using the December 31, 2010 exchange rate (0.9946) for U.S. dollar denominated options. This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(3)
Includes all restricted share units outstanding on December 31, 2010 that have not vested on such date under the Restricted Share Units Plan. Payouts for these units are conditional upon meeting performance criteria and a minimum share price condition that may or may not be achieved.

(4)
The value of outstanding share units awarded under the Restricted Share Units Plan is based on the closing price of the common shares on December 31, 2010 on the TSX (CAD$66.35) assuming that targeted performance criteria and the minimum share price condition will be met. In accordance with the plan, the actual payout may represent between 0% and 150% of the share units awarded.

(5)
Includes the company-matched deferred share units outstanding on December 31, 2010 that have not vested on such date under the Voluntary Incentive Deferral Plan. Under the plan, company-matched deferred share units vest over four years, 25% per year.

(6)
The value of the company-matched deferred share units awarded under the Voluntary Incentive Deferral Plan is based on the closing price of the common shares on December 31, 2010 on the TSX (CAD$66.35).

CN MANAGEMENT INFORMATION CIRCULAR	48

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value from incentive plans vested or earned by NEOs under the Company’s incentive plans including Restricted Share Units and the annual incentive bonus earned during the financial year ended December 31, 2010.

			NON-EQUITY
	OPTION-BASED	SHARE-BASED	INCENTIVE PLAN
	AWARDS – VALUE	AWARDS – VALUE	COMPENSATION – VALUE
	VESTED DURING	VESTED DURING	EARNED DURING
	THE YEAR(1)	THE YEAR(2)	THE YEAR(3)
NAME	($)	($)	($)
Claude Mongeau	663,382	1,640,172	2,012,573
Luc Jobin	119,800	0	662,384
Keith E. Creel	606,014	1,640,172	679,685
Sean Finn	464,441	1,148,120	579,951
Jean-Jacques Ruest	143,231	410,043	605,537

(1)
The value of the potential gains from options granted under the Management Long-Term Incentive Plan in 2006, 2007, 2008 and 2009 that have vested during the ﬁnancial year. These grants all vest over four years, with 25% of options vesting on each anniversary date (see section “Management Long-Term Incentive Plan” for a description of the plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the option grant vesting dates in 2010 and the exercise price, converted when applicable using the exchange rate on such vesting date (see “Currency Exchange Information” on page 56). This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(2)
Includes restricted share units granted in 2008 that have vested on December 31, 2010 under the Restricted Share Units Plan (see page 41, section “Restricted Share Units: 2008 Award Payout” for a description of the plan). The value shown in the table has been calculated by multiplying the number of share units granted by the performance vesting factor of 82.4% and by the closing price of the common shares on December 31, 2010 on the TSX (CAD$66.35). As provided under the plan, the actual payout to the eligible executives has been made in February 2011, based on the 20-day average closing share price ending on January 31, 2011 (CAD$67.50/US$67.84).

(3)	Represents the amount of bonus earned under the Annual Incentive Bonus Plan for the ﬁnancial year ending on December 31, 2010.

Management Long-Term Incentive Plan

The Management Long-Term Incentive Plan (the “Plan”) was approved by the Company Shareholders on May 7, 1996 and amended on April 28, 1998, April 21, 2005, April 24, 2007 and on March 4, 2008.

Eligible participants under the Plan are employees of the Company or its affiliates as determined by the Board of Directors. Pursuant to an amendment approved by the Board of Directors on March 8, 2005, grants can no longer be made to non-executive Board directors under the Plan. While they remain as participants in the Plan for previous grants, the last time non-executive Board directors received options was in 2002. The maximum number of common shares that may be issued under the Plan is 60,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the Plan, as at February 25, 2011.

O P T I O N S   O U T S T A N D I N G   A N D   A V A I L A B L E    F O R   G R A N T
O N   F E B R U A R Y   2 5 ,   2 0 1 1

	# COMMON	% OF OUTSTANDING
	SHARES	COMMON SHARES
Options already granted and outstanding	8,914,810	1.94
Options issuable under the Plan	10,993,182	2.40
Shares issued following the exercise of options	40,092,008	8.74

The following table presents information concerning stock options granted under the Management Long-Term Incentive Plan as of the end of the respective years.

	2010	2009
Number of stock options granted	743,100	1,230,150
Number of employees who were granted stock options	194	192
Number of stock options outstanding as of year-end	8,849,585	11,497,210
Weighted average exercise price of stock options outstanding	CAD$34.30	CAD$31.05
Number of stock options granted as a % of outstanding shares	0.16%	0.26%
Number of stock options exercised	3,356,150	2,760,968

The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the Plan and under any other plan which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the table above, the number of stock options granted is well below the 1% limitation. Options are non-transferable except, in certain circumstances, upon the death of the holder of such options.

CN MANAGEMENT INFORMATION CIRCULAR	49

S T O C K   O P T I O N S   F E A T U R E S

Exercise Price	At least equal to the closing share price of the common shares on the TSX or the NYSE on the grant date, granted in the same currency as the recipient’s salary.
Option Period	Ten years
Vesting Criteria
•  Options may become exercisable upon anniversary date (“conventional options”) and/or upon meeting performance targets (“performance options”) as established for each grant.
•  Since 2005, grants have been of conventional options, which vest over four years, with 25% of options vesting on each anniversary.

Termination Conditions
•  Stock options shall be cancelled upon the termination of a participant’s employment for cause or if the participant voluntarily terminates employment.
•  In the event that a participant’s employment is terminated by the Company other than for cause, all stock options held by such participant shall be cancelled three months after termination of the participant’s employment.
•  In the case of retirement, options are cancelled three years after the retirement date.
•  In the event of a participant’s death, all available options may be exercised by the estate within a period of twelve months.
These conditions are subject to the discretion of the Committee.

At the 2007 annual meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the Plan. Such amendment provisions state that the Board of Directors or the Committee, as provided in the Plan or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the Plan or suspend or terminate the Plan or amend the terms of any then outstanding award of options under the Plan (“Options”) provided, however, that the Company shall obtain shareholder approval for:

i.
any amendment to the maximum number of common shares issuable under the Plan, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassiﬁed by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”);

ii.	any amendment which would allow non-employee directors to be eligible for new awards under the Plan;

iii.	any amendment which would permit any Option granted under the Plan to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);

iv.	the addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the Plan reserve;

v.
the addition in the Plan of deferred or restricted share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company;

vi.
any reduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment;

vii.	any extension to the term of an outstanding Option beyond the original expiry date, except in the case of an extension due to a blackout period;

viii.	any increase to the maximum number of common shares that may be issued:

a.	under the Plan to any one participant during any calendar year; or

b.	under the Plan and under any other plan to any one participant; and

ix.	the addition in the Plan of any form of ﬁnancial assistance and any amendment to a ﬁnancial assistance provision which is more favourable to participants.

No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the Plan, unless the rights of the participants shall then have terminated in accordance with the Plan.

On March 4, 2008, the Plan was amended to include a “double trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. Please refer to “Change of Control Provisions” on page 42 for more details on such amendment.

Deferred Compensation Plans

The Company introduced, in 2002, its Voluntary Incentive Deferral Plan. This plan allows NEOs and other senior management employees to elect to defer up to 100% of their annual bonus, restricted share unit payouts and other amounts paid under an eligible incentive plan (as approved by the Board of Directors) into deferred share units (“DSUs”) payable in cash upon retirement or termination of employment. A deferred share unit is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional deferred share units, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the 20-day average closing share price. Elections are made at least six months prior to the end of the performance period of the incentive plan. The maximum total amount participants can defer in DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section “Other Key Compensation Policies of the Company” on page 41 for

CN MANAGEMENT INFORMATION CIRCULAR	50

a description of the Stock Ownership). The election to receive eligible incentive payments in deferred share units is not available to a participant when the value of the participant’s vested deferred share unit account is sufficient to meet the Company’s stock ownership guidelines.

The Company also credits a company match equal to 25% of the number of deferred share units. These company-matched deferred share units vest over a period of four years (25% per year) from the deferral date.

The payout of the deferred share units is established based on the 20-day average closing share price at the retirement or termination date and includes the vested company-matched deferred share units as well as accrued notional dividends over the deferral period. Payment for eligible Canadian executives is made in a lump sum following the termination. For eligible U.S. tax payers, in compliance with U.S. tax regulations, payment of amounts deferred or vested after December 31, 2004 is made after a six-month waiting period in a lump sum or in monthly instalments not exceeding ten years, in accordance with the executive’s irrevocable election.

Because of its tax effectiveness and the additional company-match, this plan provides an opportunity for executives to increase their stake in the Company, linking their future returns to the share price performance.

Certain executives hold deferred share units, payable upon their retirement or termination date, which vested in January 2001 in accordance with past awards made under the Senior Executive Bonus Share Plan. No additional awards may be made under this plan.

No modification to the nature of the deferrals under both plans can be made, unless the Board of Directors approves an amendment of the plans.

Employment Contracts/ Arrangements

Claude Mongeau was appointed President and CEO of the Company effective January 1, 2010. The Board of Directors, upon the recommendation of the Human Resources and Compensation Committee, approved, at its April 20, 2009 meeting, the terms and conditions of Mr. Mongeau’s employment, to be effective on January 1, 2010. Mr. Mongeau’s employment as CEO is not for a fixed term. He serves at the will of the Board.

Mr. Mongeau’s salary was set at US$950,000, normally reviewed as part of the annual compensation process, based on performance and market trends. The President and CEO remains eligible for the same compensation and benefit plans and policies as the other executives except for the following:

•	Under the Annual Incentive Bonus Plan, his target payout is 120% of base salary with a payout ranging from 0% to 240%.

•
The supplemental pension plan remains in effect, but the annual pension beneﬁt payable under this plan upon retirement is capped at US$1,000,000. See also the “Pension Plan Beneﬁts” section of this Information Circular.

•
Mr. Mongeau is required to maintain a minimum level of stock ownership of ﬁve times his annual salary, to be achieved within ﬁve years. He is also expected to maintain this stock ownership level for one year after retirement.

•	Mr. Mongeau is limited to participating in only one outside public company board.

The Company has not entered into formal employment agreements with the other Named Executive Officers. It has only provided appointment letters setting forth general details of employment which are all described in this Information Circular.

Pension Plan Benefits

Canadian Pension Plans and Other Retirement Arrangements

COMPANY’S PRINCIPAL PENSION PLAN (“CNPP”) AND
SENIOR MANAGEMENT PENSION PLAN (“SMPP”)

Messrs. Mongeau, Ruest and Finn participate in the CNPP and SMPP, which are federally-registered defined benefit pension plans providing retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are the average annual pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Pensionable earnings consist of base salary and overtime in the CNPP and also include in the SMPP, the bonuses paid by the Company under the Annual Incentive Bonus Plan up to the employee’s target level. The aggregate retirement benefit payable under both plans is subject to a maximum annual retirement benefit of CAD$2,494 per year of pensionable service for 2010 and is calculated as follows:

-
1.7% of highest average earnings up to the average year’s maximum pensionable earnings (“YMPE”) as defined under the Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years)

plus

-	2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years).

If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over, the participant is eligible to receive an immediate, unreduced pension prior to age 65, subject to Company consent. Pension benefits vest after two years of employment.

CN MANAGEMENT INFORMATION CIRCULAR	51

SPECIAL RETIREMENT STIPEND

Executives and senior management employees who execute an agreement, including a non-competition clause, are eligible for a non-registered, supplemental executive retirement program called the Special Retirement Stipend (“SRS”).

Messrs. Mongeau, Ruest and Finn have each signed an SRS agreement.

The annual amount payable under the SRS is equal to 2% of the employee’s highest average earnings in excess of the average earnings that result in the maximum pension under the CNPP and SMPP, approximately CAD$131,450 in 2010, multiplied by the number of years of pensionable service (maximum 35 years).

Earnings consist of base salary and bonuses paid by the Company under the Annual Incentive Bonus Plan up to the employee’s target level.

If the sum of the employee’s age and years of pensionable service is at least 85 and the employee is age 55 or over at the time of retirement, he is eligible to receive an immediate, unreduced SRS benefit prior to age 65, subject to the conditions set out in the agreement.

SRS benefits for employees who entered into an SRS agreement prior to July 1, 2002 vest after two years. For employees who entered into an SRS agreement on or after July 1, 2002, the SRS benefits become vested only if the employee remains in active service until the age of 55. SRS retirement benefits are paid out of operating funds and secured through a letter of credit.

Mr. Mongeau’s annual benefit under the SRS shall not exceed US$1,000,000.

DEFINED CONTRIBUTION PENSION PLAN FOR EXECUTIVES AND SENIOR MANAGEMENT (“DCPP”)

Mr. Jobin participates in the DCPP.

The DCPP is a federally-registered defined contribution pension plan that was introduced for executives and senior management employees on January 1, 2006. For non-unionized employees other than executives and senior management, a separate defined contribution plan was also introduced on the same date. Executives and senior management employees hired prior to January 1, 2006 had a one-time opportunity to either join the new DCPP or maintain participation in the CNPP and SMPP mentioned above. Executives and senior management employees hired on or after January 1, 2006 automatically join the DCPP. Messrs. Mongeau, Ruest and Finn elected to remain in the CNPP and SMPP.

DCPP participants contribute a specific percentage of their pensionable earnings into their account and the Company contributes the same percentage, subject to the maximum contribution imposed by the Income Tax Act (CAD$22,450 in 2010).

The contribution percentage for executives depends on age and service as follows:

POINTS (SUM OF AGE AND SERVICE)
Up to 39	6% of pensionable earnings
40–49	7%
50–59	8%
60 and above	9%

Pensionable earnings include base salary and bonuses payable under the Annual Incentive Bonus Plan up to the employee’s target level. Contributions are invested in various investment funds as selected by the participant. Employer contributions vest after two years of employment.

DEFINED CONTRIBUTION SUPPLEMENTAL EXECUTIVE
RETIREMENT PLAN (“DC SERP”)

Mr. Jobin participates in the DC SERP.

The DC SERP is a non-registered pension plan, which provides retirement benefits in excess of the limits prescribed by the Income Tax Act with respect to the DCPP described above. Essentially, once contributions have reached the limit prescribed by the Income Tax Act in the DCPP, an amount equal to both the employer and employee contributions that would have exceeded the limit is gradually credited by the Company to a notional account until year end under the DC SERP. Employees do not contribute to the DC SERP. These notional employer contributions vest after two years of employment.

Notional contributions accrue investments credits using the same investment options as selected by the participant in the DCPP.

Effective January 1, 2011, the DC SERP was amended to provide that each active participant be bound by certain confidentiality, non-compete, non-solicitation and other covenants as a condition to the accrual of further retirement benefits under the plan.

U.S. Pension Plans and Other Retirement Arrangements

Mr. Creel participates in the following U.S. pension plans:

DEFINED BENEFIT PENSION PLAN

This qualified defined benefit pension plan provides retirement benefits equal to 0.4% of highest average earnings plus 0.3% of highest average earnings in excess of Railroad Retirement Board average covered compensation (CAD$74,953 in 2010) multiplied by the credited service (maximum 35 years).

CN MANAGEMENT INFORMATION CIRCULAR	52

Highest average earnings are defined as the average annual pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of base salary and overtime and are capped at the average of the U.S. Internal Revenue Code limit (CAD$231,742 in 2010), over the last five years. The retirement benefit is payable without reduction at age 65 or age 60 if the employee has 30 years of credited service or 30 years of Railroad Retirement Board service. Pension benefits vest after five years of employment.

QUALIFIED SAVINGS PLAN (“SAVINGS PLAN”)

The Savings Plan is a qualified 401(k) plan. Participants may make voluntary “pre-tax” contributions to the Savings Plan subject to limitations imposed by the U.S. Internal Revenue Code. Those voluntary contributions are partially matched by the Company. The matching contribution is limited to 50% of the first 6% of the employee’s pre-tax salary. All contributions are immediately and fully vested upon contribution and are invested in various investment funds as selected by the participant.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (“SERP”)

The annual pension under the SERP is equal to 2% of highest average earnings, multiplied by the number of years of credited service (maximum 35 years) minus the offsets described below. Highest average earnings are defined as the average annual pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment and earnings consist of base salary and bonuses paid by the Company under the Annual Incentive Bonus Plan up to the employee’s target level. The SERP pension is offset by:

(i)	the pension payable under the Deﬁned Beneﬁt Pension Plan;

(ii)	the U.S. Railroad Retirement Board Tier 2 pension; and

(iii)	the amount of single life annuity that can be purchased with the 3% employer contributions available under the Savings Plan.

SERP benefits for employees who joined the plan prior to July 1, 2002 vest after two years. For employees who joined the plan on or after July 1, 2002, the SERP benefits become vested only if the employee remains in active service until the age of 55.

The SERP pension benefit is payable without reduction at age 65 or age 60 if the participant has 30 years of credited service or 30 years of Railroad Retirement Board service. Participants had until December 31, 2008 to elect to receive their lifetime pension benefit on another date than the above retirement dates, but no earlier than six months after retirement or termination of employment. Retirement benefits accrued and vested prior to January 1, 2005 are not subject to the six-month delay. Retirement benefits cannot be paid earlier than age 55. Effective July 15, 2010, the SERP was amended to provide that each active participant be bound by certain confidentiality, non-compete, non-solicitation and other covenants as a condition to the accrual of further retirement benefits under the plan.

CN RETIREMENT CONTRIBUTION OPTION (“DC OPTION”)

An employer contribution option was introduced for non-unionized employees on January 1, 2006. Non-unionized employees hired prior to January 1, 2006 had a one-time opportunity to either join the DC Option or maintain participation in the Defined Benefit Pension Plan mentioned above. The DC Option provides for an additional employer contribution of 3.5% of base salary to the Savings Plan, subject to limitations imposed by the U.S. Internal Revenue Code. Employer contributions made in 2006 are vested after five years of service with the Company and employer contributions made on or after 2007 are vested after three years of service with the Company. Contributions are invested in various investment funds as selected by the participant. On January 1, 2006, Mr. Creel ceased to accrue credited service in the Defined Benefit Pension Plan and joined the DC Option.

U.S. DEFINED CONTRIBUTION SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (“U.S. DC SERP”)

The U.S. DC SERP is a non-qualified, unfunded pension plan which complements the DC Option described above. The U.S. DC SERP is a stand-alone plan, which provides a Company contribution on eligible compensation without regard to the limitations imposed by the U.S. Internal Revenue Code. Eligible compensation consists of base salary and bonus under the Annual Incentive Bonus Plan up to the employee’s target level.

The Company contributes a percentage based on age and service as follows:

POINTS (SUM OF AGE AND SERVICE)
Up to 39	5% of eligible compensation
40–49	6%
50–59	7%
60 and above	8%

Contributions are vested after two years of service with the Company and benefits cannot begin to be paid earlier than six months after retirement or termination of employment. On January 1, 2006, Mr. Creel ceased to accrue credited service in the SERP and joined the U.S. DC SERP.

Effective January 1, 2011, the U.S. DC SERP was amended to provide that each active participant be bound by certain confidentiality, non-compete, non-solicitation and other covenants as a condition to the accrual of further retirement benefits under the plan.

CN MANAGEMENT INFORMATION CIRCULAR	53

Defined Benefit Plans Table

The following amounts of accrued obligation have been calculated using the same actuarial assumptions as those used in Note 12 – Pensions, on page 67 and page 65 of the 2010 and 2009 Annual report, respectively, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company’s defined benefit registered pension plans and non-registered supplemental pension arrangements for 2010 and are in Canadian currency.

		ANNUAL BENEFITS PAYABLE			COMPENSATORY CHANGE(1)
					($)
	NUMBER			ACCRUED
	OF YEARS			OBLIGATION		IMPACT OF		NON-	ACCRUED
	CREDITED			AT START		SALARY/BONUS		COMPENSATORY	OBLIGATION
	SERVICE	AT YEAR END	AT AGE 65(2)	OF YEAR(3)		ON ACCRUED		CHANGE(4)	AT YEAR END(3)
NAME	(#)	($)	($)	($)	SERVICE COST	OBLIGATION	TOTAL	($)	($)
Claude Mongeau	16.67	348,000	1,140,000	5,264,000	336,000	(103,000)	233,000	1,268,000	6,765,000
Keith E. Creel(5)	9.75	113,000	143,000	1,485,000	0	(23,000)	(23,000)	144,000	1,606,000
Sean Finn	17	233,000	454,000	2,363,000	142,000	(58,000)	84,000	450,000	2,897,000
Jean-Jacques Ruest	14.67	162,000	379,000	2,020,000	145,000	14,000	159,000	404,000	2,583,000

(1)
The change in benefit obligation that is attributable to compensation includes the service cost net of employee contributions and the increase in earnings in excess or below what was assumed. The service cost is the estimated value of the benefits accrued during the calendar year.

(2)	The projected pension is based on current compensation levels and assumes the executive will receive 80% of the target bonus for the years after 2010.
(3)
The accrued obligation is the value of the benefits accrued for all service to the specified date. For Mr. Mongeau, the amount of the accrued obligation at start of year was updated from $4,228,000 to $5,264,000 to reflect the impact of the higher target bonus following his appointment as CEO.

(4)
The change in benefit obligation that is not compensatory includes employee contributions, interest cost, change in assumptions and gains and losses other than for difference in earnings. The impact on the accrued obligation at the end of 2010 relating to the change in assumptions was mainly due to the fluctuation in the exchange rate which decreased the accrued obligation and the decrease in the discount rate which increased the accrued obligation.

(5)	Mr. Creel no longer accrues service in the Defined Benefit Plan or SERP since he started participating in the CN Retirement Contribution Option and U.S. DC SERP on January 1, 2006.

Defined Contribution Plans Table

Amounts shown in this table include amounts from the Company’s registered and non-registered defined contribution plans. No withdrawals or distributions are permitted before the following executives terminate from the Company.

	ACCUMULATED VALUE	COMPENSATORY	NON-COMPENSATORY	ACCUMULATED VALUE
	AT START OF YEAR	AMOUNT(1)	AMOUNT(2)	AT YEAR END
NAME	($)	($)	($)	($)
Luc Jobin(3)	51,472	113,303	14,940	179,715
Keith E. Creel(4)	576,979	140,280	63,888	781,147

(1)	Represents employer contributions and notional investment credits and losses.
(2)	Represents employee contributions, if any, and investment gains and losses.
(3)	Mr. Jobin participates in the Defined Contribution Pension Plan and DC SERP.
(4)	Mr. Creel participates in the Savings Plan, DC Option and U.S. DC SERP.

The following table provides the total accrued obligation for CN’s non-registered defined benefit and defined contribution plans. These amounts were determined using the same actuarial assumptions as those used in Note 12 – Pensions, on page 67 and page 65 of the 2010 and 2009 Annual report, respectively, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com, and include the benefit obligation of active, deferred and retired executive and senior management members for 2010.

	ACCRUED	ACCRUED
	OBLIGATION AT	OBLIGATION AT
	START OF YEAR	YEAR END
PLANS	($)	($)
Non-Registered Defined Benefit Plans in Canada and U.S.	196,800,000	224,400,000(1)
Non-Registered Defined Contribution Plans in Canada and U.S.	500,000	900,000

(1)	The change in the accrued obligation at the end of 2010 was mainly due to the decrease in the discount rate which increased the accrued obligation.

CN MANAGEMENT INFORMATION CIRCULAR	54

Termination and Change of Control Benefits

The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, change of control or a change in responsibilities of a Named Executive Officer, other than the conditions provided in the compensation plans, and summarized as follows:

	RESIGNATION	INVOLUNTARY TERMINATION	RETIREMENT	CHANGE OF CONTROL		TERMINATION FOR CAUSE
Annual Incentive Bonus Plan	Forfeits eligibility to the plan	Entitled to a bonus based on corporate and individual performance and prorated on active service in plan year	Entitled to a bonus based on corporate and individual performance and prorated on active service in plan year	No specific provision		Forfeits eligibility to the plan
Stock Options	All stock options are cancelled	Grants made before January 2009 Continued vesting for three months Exercise of vested options within three months or otherwise forfeit
Grants made since January 2009

Subject to respect of 2-year non-compete, non-solicitation, non-disparagement and confidentiality provisions:

Continued vesting for three months

Exercise of vested options within three months or otherwise forfeit
Grants made before January 2009 Continued vesting for three years Exercise of vested options within three years or otherwise forfeit
Grants made since January 2009

Subject to respect of 2-year non-compete,
non-solicitation, non-
disparagement and
confidentiality provisions:

Continued vesting for three years

Exercise of vested options within three
years or otherwise forfeit
				Grants made prior to March 4, 2008 Immediate vesting of conventional options	Grants made since March 4, 2008 If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason within 2 years	All stock options are cancelled
Restricted Shares Units	All RSUs are cancelled	Partial payout if meet performance criteria and prorated based on active service during the plan period	Full payout if meet performance criteria (continued vesting)	If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason within 2 years		All RSUs are cancelled
Deferred Share Units	Payment of all vested units, including the vested company-matched DSUs	Payment of all vested units, including the vested company-matched DSUs	Payment of all vested units, including the vested company-matched DSUs	Immediate vesting of unvested company-matched DSUs		Payment of all vested units, including the vested company- matched DSUs
Registered Pension Plans	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits		Payment of vested benefits
Non-Registered Pension Plans and Arrangements(1)	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits		Payment of vested benefits, except for SRS benefits which are forfeited

(1)
In the event of resignation, involuntary termination, retirement or change of control, the payment of vested benefits is subject to certain non-compete, non-solicitation, and non-disparagement provisions as per the respective plans rules and arrangements.

Severance entitlement payable to the NEOs would generally be determined in accordance with applicable legal requirements.

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Involuntary Termination

In the event of an involuntary termination, a NEO would receive a severance amount generally in line with applicable legal requirements. No incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated as per the terms of the plans under which they have been granted, as described in the summary Termination and Change of Control Benefits table on page 55.

Retirement

On December 31, 2010, Mr. Ruest was the only NEO eligible for retirement. Had he retired on December 31, 2010, no incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated as per the terms of the plans under which they have been granted, as described in the summary Termination and Change of Control Benefits table on page 55.

Change of Control

The following table shows the incremental benefits that NEOs would have been entitled to had there been a change of control on December 31, 2010.

C H A N G E   O F   C O N T R O L

	RESTRICTED SHARE	STOCK	DEFERRED
	UNITS PLAN(1)	OPTIONS(2)	SHARE UNITS(3)	TOTAL
NAME	($)	($)	($)	($)
Claude Mongeau	0	798,067	0	798,067
Luc Jobin	0	0	68,693	68,693
Keith E. Creel	0	733,965	0	733,965
Sean Finn	0	475,170	0	475,170
Jean-Jacques Ruest	0	191,505	0	191,505

(1)
NEOs would be eligible to immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control.

(2)
NEOs would be eligible to immediate vesting following a change of control for options granted in 2007 and 2008. The value shown is equal to the number of options that would vest multiplied by the difference between the closing price of the common shares on December 31, 2010 and the exercise price, converted using the December 31, 2010 (0.9946) exchange rate for U.S. dollar denominated options. For stock options granted since March 4, 2008, immediate vesting would occur only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control.

(3)
NEOs would be eligible to immediate vesting of the unvested company-matched deferred share units allocated to an executive following the deferral of compensation in previous years (see page 50, section “Deferred Compensation Plans” for a description of the Voluntary Incentive Deferral Plan). The value shown is equal to the number of deferred share units that would vest multiplied by the closing share price of common shares on December 31, 2010.

Currency Exchange Information

Compensation disclosed in the section “Statement of Executive Compensation” that is paid in U.S. dollars has been converted using the following currency exchange rates:

	Exchange rate used	Actual rate 1 USD = X CAD
• Salary	Average rate during the year	2010:	1.0299
• All other compensation		2009:	1.1420
		2008:	1.0660
• Annual incentive bonus plan	When bonus is earned i.e., December 31	December 31, 2010:	0.9946
		December 31, 2009:	1.0510
		December 31, 2008:	1.2180
• Pension value	December 31	December 31, 2010:	0.9946
• Value of unexercised in-the-money options		December 31, 2009:	1.0510
• Market value of share-based awards that have not vested		December 31, 2008:	1.2180
• Non-equity incentive plan compensation – Value earned during the year
• Termination scenarios – incremental costs
• Option-based awards – Value vested during the year	Actual vesting date of the grants made on:
	• June 1, 2009	• June 1, 2010:	1.0540
	• January 26, 2009	• January 26, 2010:	1.0625
	• January 24, 2008	• January 24, 2010:	1.0581
	• January 25, 2007	• January 25, 2010:	1.0581
	• June 11, 2007	• June 11, 2010:	1.0338
	• January 27, 2006	• January 27, 2010:	1.0647

CN MANAGEMENT INFORMATION CIRCULAR	56

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The table below indicates, as at December 31, 2010, certain information with respect to the Company’s Management Long-Term Incentive Plan.

NUMBER OF SECURITIES
REMAINING AVAILABLE FOR
	NUMBER OF SECURITIES TO BE	WEIGHTED-AVERAGE EXERCISE	FUTURE ISSUANCE UNDER
	ISSUED UPON EXERCISE	PRICE OF OUTSTANDING OPTIONS,	EQUITY COMPENSATION PLANS
	OF OUTSTANDING OPTIONS,	WARRANTS AND RIGHTS	(EXCLUDING SECURITIES
PLAN CATEGORY	WARRANTS AND RIGHTS	(CAD$)	REFLECTED IN THE FIRST COLUMN)
Equity compensation plans approved
by securityholders	8,849,585	34.30	11,623,722
Equity compensation plans not approved
by securityholders	Nil	Nil	Nil
Total	8,849,585	34.30	11,623,722

Indebtedness of Directors and Executive Officers

As of February 25, 2011, there was no outstanding indebtedness of current and former directors, officers and employees of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries.

Directors’ and Officers’ Insurance

The Company has purchased, at its expense, group liability insurance in the annual aggregate amount of CAD$200,000,000, with a deductible to the Company which varies from CAD$1,000,000 to CAD$2,500,000, for the protection of directors and officers of the Company and its subsidiaries against liability incurred by them in such capacity. The premium paid in the financial year ending December 31, 2010 was approximately CAD$2,087,451 for the 12 months ending September 30, 2011. The Company also carries excess directors and officers liability insurance for non-indemnifiable claims in the amount of CAD$25,000,000 in excess of the above. The premium paid for such excess liability insurance in the financial year ending December 31, 2010 was approximately CAD$232,000 for the 12 months ending September 30, 2011. The directors and officers excess liability insurance is not subject to any deductible.

Shareholder Proposals

Shareholder proposals to be considered at the 2012 annual meeting of shareholders must be received at the head office of the Company no later than December 12, 2011, to be included in the Information Circular for such annual meeting.

Availability of Documents

The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, or may be obtained on request from the Corporate Secretary of the Company.

Approval

The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders.

(Signed) Sean Finn
Sean Finn
EXECUTIVE VICE-PRESIDENT
CORPORATE SERVICES AND CHIEF LEGAL OFFICER

March 8, 2011

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SCHEDULE “A” –
MANDATE OF THE BOARD

The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time.

Meetings of the Board are held at least nine times a year and as necessary.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

A.	Approving CN’s strategy

•
adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management.

B.	Assessing and overseeing the succession planning of executive management

•
choosing the President and Chief Executive Ofﬁcer (the “President and CEO”), appointing executive management and monitoring President and CEO and executive management performance taking into consideration Board expectations and ﬁxed objectives, approving the President and CEO’s corporate goals and objectives and approving annually President and CEO and executive management compensation;

•	ensuring that an appropriate portion of President and CEO and executive management compensation is tied to both the short- and longer-term performance of CN;
•
taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence.

C.	Monitoring Corporate Governance issues

•	monitoring the size and composition of the Board to favour effective decision-making;
•	taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN;
•
monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback;

•
taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior ﬁnancial ofﬁcers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive ofﬁcers and ensuring appropriate disclosure of any such waiver;

•	ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration;
•	approving the list of Board nominees for election by shareholders and ﬁlling Board vacancies;
•	adopting and reviewing orientation and continuing education programs for directors;
•	overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group.

D.	Monitoring ﬁnancial matters and internal controls
•
monitoring the quality and integrity of CN’s accounting and ﬁ nancial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

(i)	the integrity and quality of CN’s ﬁnancial statements and other ﬁnancial information and the appropriateness of their disclosure;
(ii)	the review of the Audit Committee on external auditors’ independence and qualiﬁcations;
(iii)	the performance of CN’s internal audit function and of CN’s external auditors; and
(iv)	CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security);
•	ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business;
•	adopting communications and disclosure policies and monitoring CN’s investor relations programs.

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E.	Monitoring Pension Fund matters
•
monitoring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”);

•	approving the annual budget of the Investment Division of CN’s Pension Trust Funds.

F.	Monitoring environmental, safety and security matters
•	monitoring and reviewing, as appropriate, CN’s environmental, safety and security policies and practices.

The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not Independent, an executive session including only Independent directors is held regularly.

Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate ofﬁcers of CN upon request.

The Board annually reviews the adequacy of its mandate.

CN MANAGEMENT INFORMATION CIRCULAR	59

SCHEDULE “B” – REPORTS
OF THE COMMITTEES

The following are reports of each Board committee as of December 31, 2010. These reports provide details on the activities of each committee but are not meant to be exhaustive.

Report of the Audit Committee

Members: D. Losier (Chair), M.R. Armellino, H.J. Bolton, G.D. Giffin, R. Pace

2010 HIGHLIGHTS

In 2010, the Audit Committee, in accordance with its mandate:

Financial Information
•	reviewed and approved the 2009 annual and 2010 quarterly results, management’s discussion and analysis (MD&A) and the earnings press releases of the Company;
•	reviewed the external auditors’ report on the consolidated financial statements of the Company;
•	benchmarked quarterly results to those of other major railroads;
•	reviewed financial information contained in the 2009 Annual Information Form, 2010 Management Information Circular and other reports requiring Board approval;
•	reviewed and assessed procedures in place for the review of the Company’s disclosure of financial information derived from the Company’s financial statements;
•	reviewed and approved Audit Committee Report and other information appearing in the 2010 Management Information Circular;
•	reviewed analysis and communications materials prepared by management, the internal auditors or external auditors setting forth any significant financial reporting issues;
•	reviewed the compliance of management’s certification of financial reports with applicable legislation;
•
reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

•	reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles methods;
•	reviewed Capital Expenditure Progress reports; and
•	reviewed financial statements for CN’s pension plans with the independent auditors and responsible officers.

Internal Auditors
•	reviewed and approved the internal audit plan; and
•	monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members.

External Auditors
•	reviewed and approved the results of the external audit;
•	recommended to the Board the appointment and terms of engagement of the Company’s external auditors;
•	evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors;
•	approved and oversaw the disclosure of all audit, review and attest services provided by the external auditors;
•
determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non-audit services by the external auditors to the Company, in accordance with applicable laws and regulations; and

•	reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors.

Risk Management
•	reviewed the Company’s risk assessment and risk management policies, including the Company’s insurance coverage, delegation of financial authority, and information technology risk management; and
•	assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements.

Internal Control
•	received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control;
•
reviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters; and

•	reviewed minutes of Corporate Disclosure Committee.

Committee Performance
•	reviewed the processes in place to evaluate the performance of the Audit Committee; and
•	reviewed and approved a forward-looking agenda for the committee for 2011.

Other
•	made recommendations to the Board with respect to the declaration of dividends.

Submitted by the members of the Audit Committee.

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Report of the Finance Committee

Members: A.C. Baillie (chair), M.R. Armellino, G.D. Giffin, V.M. Kempston Darkes, E.C. Lumley

2010 HIGHLIGHTS

In 2010, the Finance Committee, in accordance with its mandate:

Financial Policies
•	made recommendations to the Board with respect to the Company’s ﬁnancial policies and ﬁnancial matters affecting the Company, including amendments to the CN Financial Risk Management Policy;
•	reviewed policies with respect to distributions to shareholders, including policies on dividends, and policies regarding ﬁnancial hedging, investment and credit; and
•	reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies.

Financing
•	reviewed the Company’s liquidity position, including the Company’s capital expenditures, capital structure, short-term investments and credit facilities; and
•	reviewed Treasury activities.

Financial Activities
•	recommended decisions related to indebtedness of the Company, as well as loans, guarantees or extension of credit;
•	reviewed signiﬁcant capital and other expenditures, such as the redesign of Kirk Yard, sales and leases of assets, share repurchase program as well as projected and actual returns from investments;
•	oversaw post audits of signiﬁcant capital projects approved by the Board and post audits carried out by the internal auditors or the external auditors, and reviewed their reports;
•	reviewed and recommended to the Board the sale of a portion of the Oakville Subdivision to Metrolink; and
•	reviewed and recommended to the Board an additional voluntary contribution to the CN Pension Plan.

Committee Performance
•	reviewed the processes in place to evaluate the performance of the Finance Committee;
•	assessed committee performance and the adequacy of the committee charter; and
•	reviewed and approved a forward-looking agenda for the committee for 2011.

Submitted by the members of the Finance Committee.

Report of the Corporate Governance and Nominating Committee

Members: D.G.A. McLean (chair), H.J. Bolton, E.E. Holiday, D. Losier, R. Pace

2010 HIGHLIGHTS

In 2010, the Corporate Governance and Nominating Committee, in accordance with its mandate:

Composition of the Board and its Committees
•	monitored the size and composition of the Board and assisted the Board in determining Board Committee size, composition and mandate;
•	reviewed directors’ independence, ﬁnancial literacy and areas of expertise;
•	reviewed criteria for selecting directors and assessed the competencies and skills of the Board members in relation to the Company’s circumstances and needs; and
•	reviewed director succession and board renewal in light of upcoming director retirements and updated evergreen list.

Performance of the Board and its Committees
•
reviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members, including reviewing the Board, Committee, peer and Chair evaluation process and the development of Management Information Circular questionnaires.

Director Compensation
•	recommended to the Board remuneration of the Board Chair, the Committee chairs and non-executive directors.

Continuing Education for Directors
•	monitored and reviewed the Company’s orientation and continuing education programs for directors.

Corporate Governance Initiatives
•	reviewed and recommended changes to the Company’s corporate governance guidelines and monitored disclosure of corporate governance guidelines in accordance with applicable rules and regulations;
•	led the annual review of the Company’s Corporate Governance Manual, including recommending to the Board an update to include recent best practices;
•	reviewed and updated the Company’s Aircraft Utilization Policy;
•	reviewed procedures for meeting the Board’s information needs, including formal and informal access to executive management;
•	monitored developments, proposed changes and changes to securities laws, disclosure and other regulatory requirements;
•	reviewed 2009 Annual Report;
•	reviewed 2010 Management Information Circular;
•	reviewed Annual Report of CN’s Ombudsman;
•	reviewed options ending Board’s use of paper and transitioning to an online portal for document distribution;
•	recommended to the Board a date and location for the Annual Meeting; and
•
monitored the Company’s Corporate Disclosure and Communications Policy and the Investor Relations and Public Affairs Program, including recommending to the Board an update to the Communications Policy.

Committee Performance
•	reviewed the processes in place to evaluate the performance of the Corporate Governance and Nominating Committee.

Submitted by the members of the Corporate Governance and Nominating Committee.

CN MANAGEMENT INFORMATION CIRCULAR	61

Report of the Human Resources and Compensation Committee

Members: R. Pace (Chair), A.C. Baillie, H.J. Bolton, G.D. Giffin, E.E. Holiday, E.C. Lumley, D.G.A. McLean

2010 HIGHLIGHTS

In 2010, the Human Resources and Compensation Committee, in accordance with its mandate:

Succession Planning
•	oversaw and monitored CEO succession, transition and compensation matters relating to Mr. Mongeau’s assumption of the job of President and CEO as of January 1, 2010 and other executive changes;
•	reviewed the mechanisms in place regarding succession planning for the executive management positions, including that of President and CEO;
•	reviewed leadership team assessment; and
•	reviewed the succession planning systems and policies for management put into place by the President and CEO, including processes to identify, develop and retain the talent of outstanding ofﬁcers.

President and Chief Executive Ofﬁcer Compensation
•
reviewed corporate goals and objectives relevant to the President and CEO, evaluated his performance based on those goals and objectives and recommended compensation based on this evaluation, for approval by Independent Board members; and

•	developed 2011 performance objectives in conjunction with the President and CEO.

Appointment of Executive Management
•	recommended appointment of executive management and approved the terms and conditions of their appointment and termination or retirement.

Executive Compensation
•	reviewed the evaluation of executive management’s performance and recommended to the Board executive management’s compensation;
•	examined and reviewed each element of executive compensation and reported on compensation practices;
•	reviewed performance of Named Executive Ofﬁcers and the Company’s annual performance as measured under the Annual Incentive Bonus Plan;
•	closely monitored bonus outlook in prevision of bonus payouts as well as RSU vesting outlook;
•	conducted look-back analysis of executive compensation;
•	closely monitored labour negotiation process;
•	reviewed and recommended proposed 2011 bonus targets; and
•	reviewed and discussed executive severance guidelines, non-compete and non-solicitation arrangements for long-term incentive award agreements.

Executive Compensation Disclosure
•	produced for review and approval by the Board a report on executive compensation for inclusion in the 2010 Management Information Circular.

Compensation Philosophy
•	monitored the compensation philosophy and policy that rewards the creation of shareholder value and reﬂects the appropriate balance between the short- and longer-term performance of the Company; and
•	realized the revised Company’s policy relating to the positioning of total direct compensation of executives, effective January 1, 2010.

Pension Plans
•	reviewed and monitored the ﬁnancial position of CN’s pension plans;
•	reviewed and recommended amendments to the CN Pension Plans;
•	reviewed and recommended extension of non-compete and non-solicitation conditions to all supplementary pension plans; and
•	reviewed and recommended ad hoc improvements for members of the CN 1935 Pension Plan.

Human Resources Initiatives
•	monitored pension and strategic labour and social issues;
•	reviewed and discussed strategies for engaging and developing talent; and
•	reviewed and discussed strategies for workforce planning.

Committee Performance
•	reviewed the processes in place to evaluate the performance of the Human Resources and Compensation Committee;
•
Chair of the Committee, together with the Board Chair, met with the Canadian Coalition for Good Governance to engage on guiding principles that it wishes companies to consider when reviewing their current and future executive compensation arrangements;

•	reviewed and approved a forward-looking agenda for the committee for 2011; and
•	retained the service of independent compensation advisors to help it carry its responsibilities.

Submitted by the members of the Human Resources and Compensation Committee.

CN MANAGEMENT INFORMATION CIRCULAR	62

Report of the Environment, Safety and Security Committee

Members: V.M. Kempston Darkes (Chair), A.C. Baillie, E.E. Holiday, E.C. Lumley, D.G.A. McLean

2010 HIGHLIGHTS

In 2010, the Environment, Safety and Security Committee, in accordance with its mandate:

Environmental, Health and Safety Audits

•	oversaw the development and implementation of environmental, safety and security policies, procedures and guidelines;
•	reviewed environmental, health and safety audits and assessments of compliance, taking all reasonable steps to ensure that the Company is exercising due diligence;
•	reviewed progress of Sustainability Action Plan;
•	reviewed the Company’s business plan to ascertain that environmental, safety and security issues are taken into consideration; and
•	reviewed all significant safety and security matters.

Accounting Accrual

•	monitored accounting accrual for environmental costs in conjunction with the Audit Committee.

Environmental Investigations and Judgments

•
obtained reports on a timely basis in respect of all notices, complaints, investigations and proceedings by governmental authorities, and all judgments and orders in respect of environmental, safety and security matters.

Other

•	kept abreast of Canadian and US environmental and safety regulatory developments of importance to the Company.

Committee Performance

•	reviewed the processes in place to evaluate the performance of the Environment, Safety and Security Committee; and
•	reviewed and approved a forward-looking agenda for the committee for 2011.

Submitted by the members of the Environment, Safety and Security Committee.

Report of the Strategic Planning Committee

Members: M.R. Armellino (Chair), A.C. Baillie, H.J. Bolton, G.D. Giffin, E.E. Holiday, V.M. Kempston Darkes, D. Losier, E.C. Lumley, D.G.A. McLean, C. Mongeau, R. Pace

2010 HIGHLIGHTS

In 2010, the Strategic Planning Committee, in accordance with its mandate:

Strategic Direction

•	obtained regular briefings and presentations on strategic and financial issues; and
•	reviewed and approved the Company’s strategic direction, including its 2011-2013 business plan and 2011 operating and capital budgets.

Committee Performance

•	reviewed the processes in place to evaluate the performance of the Strategic Planning Committee.

Submitted by the members of the Strategic Planning Committee.

CN MANAGEMENT INFORMATION CIRCULAR	63

Report of the Investment Committee of CN’s Pension Trust Funds

Members: E.C. Lumley (Chair), M.R. Armellino, A.C. Baillie, E.E. Holiday, V.M. Kempston Darkes, D. Losier, D.G.A. McLean, R. Pace

2010 HIGHLIGHTS

In 2010, the Investment Committee of CN’s Pension Trust Funds, in accordance with its mandate:

Investment Division

•	reviewed the activities of the CN Investment Division and advised the Investment Division on investment of assets of CN’s Pension Trust Funds in accordance with applicable policies and procedures;
•	reviewed and approved the Statement of Investment Policies and Procedures for CN’s pension plans;
•	reviewed and approved the Investment Strategy of the CN Investment Division; and
•	reviewed and approved the annual budget of the CN Investment Division and the CN Investment Incentive Plan.

Committee Performance

•	reviewed the processes in place to evaluate the performance of the Investment Committee of CN’s Pension Trust Funds.

Submitted by the members of the Investment Committee of CN’s Pension Trust Funds.

Report of the Donations and Sponsorships Committee

Members: C. Mongeau (Chair), D.G. McLean, G.D. Giffin

2010 HIGHLIGHTS

In 2010, the Donations and Sponsorships Committee, in accordance with its mandate:

Developed a sponsorship and donations strategy

•	reviewed and approved the general donations and sponsorships strategy and goals of the Company;
•	reviewed and approved the 2010 and 2011 budget for donations and sponsorships of the Company; and
•	reviewed the CN Stronger Communities Fund Guidelines.

Approved sponsorship and donation requests

•	reviewed donation requests and pre-approved donations by the Company for a total cost of more than $100,000;
•	recommended to the Board for approval sponsorships by the Company for a total cost of more than $500,000;
•	reviewed reports from the Vice-President, Public and Government Affairs concerning sponsorship for a total cost of more than $50,000 and donations of more than $100,000; and
•	reviewed proposal to expand CN Railroaders in the Community employee volunteer program.

Committee Performance

•	reviewed committee mandate and processes in place to evaluate the performance of the Donations and Sponsorships Committee.

Submitted by the members of the Donations and Sponsorships Committee.

CN MANAGEMENT INFORMATION CIRCULAR	64

The Forest Stewardship Council® (FSC) is an international certification and labeling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody certification system.

CN shows its concern for protecting the environment through the use of FSC-certified paper.

Printed in Canada

Item 3

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on Wednesday, April 27, 2011

Notes to Proxy

1.
Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular.

5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.
The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted "FOR" items 1, 2 and 3 and in favour of Management’s proposals generally.

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Proxies submitted must be received by 5:00 pm (Eastern Daylight Time), on April 26, 2011.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00SNYA

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This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: David G.A. McLean, or failing him, Claude Mongeau	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Board or the President and Chief Executive Officer of the Company.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held at The Fairmont Royal York, Imperial Room, Lobby Level, 100 Front Street West, Toronto, Ontario (Canada), on Wednesday, April 27, 2011, at 10:00 a.m. (Eastern Daylight Time), and at any adjournment thereof.

The Board of Directors and Management recommend that shareholders VOTE FOR items 1, 2 and 3 below:

1. Election of Directors

For	Withhold		For	Withhold		For	Withhold

01. Michael R. Armellino		06. Edith E. Holiday			10. David G.A. McLean			---
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02. A. Charles Baillie		07. V. Maureen Kempston Darkes			11. Claude Mongeau

03. Hugh J. Bolton		08. The Hon. Denis Losier			12. James E. O'Connor

04. Donald J. Carty		09. The Hon. Edward C. Lumley			13. Robert Pace

05. Ambassador Gordon D. Giffin
							For	Withhold

2. Appointment of Auditors
Appointment of KPMG LLP as Auditors

							For	Against
3. Non-binding Advisory Vote on Executive Compensation
Non-binding advisory resolution to accept the approach to executive compensation disclosed in the accompanying Management Information
Circular, the full text of which resolution is set out on p. 6 of the accompanying Management Information Circular.

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Signature(s)	Date
Authorized Signature(s) - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors and Management.

Quarterly reports
To reduce costs and help protect the environment, we will not send CN's quarterly financial reports and related management’s discussion and analysis (MD&A), unless you tell us that you want to receive them by checking the box below. You will be required to complete this request on an annual basis.
Annual report
By law, we must send you our annual financial statements and related management's discussion and analysis (MD&A), unless you tell us that you do not want to receive them by checking the box below.

Please send me CN's quarterly financial reports If you do not check the box or do not return this form, we will assume that you do not want to receive CN's quarterly financial reports and MD&A.
Please do not send me CN's annual financial statements and MD&A
If you do not check the box or do not return this form, we will assume that you want to receive CN's annual financial statements and MD&A.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

0 3 6 6 1 4	A R 2	C N R Q	+

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THE JOURNEY
CONTINUES	2010 ANNUAL REPORT

Contents

1	A message from the Chairman
Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP).

2	A message from Claude Mongeau
4	Operational and Service Excellence
6	Board of Directors
7	Financial Section (U.S. GAAP)
83	Corporate Governance
83	Delivering Responsibly
84	Shareholder and Investor Information

Certain information included in this annual report constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

As used herein, the word “Company” or “CN” means, as the context requires, Canadian National Railway Company and/ or its subsidiaries.

A message from the Chairman

Dear fellow shareholders The transition in leadership at CN has been remarkably smooth. As Board members, and fellow shareholders, we are very pleased with the chemistry, collegiality and strategic direction we see with the new CN Leadership Team and the vision for the Company. CN’s performance, results and innovation in 2010 are positive signs of the Company’s continuing journey of excellence.

As well as overseeing the succession planning of CN’s executive leadership, the Board is highly aware of the importance of renewing its own membership. We are delighted with the addition of Donald J. Carty to the CN Board of Directors. During his distinguished career, Mr. Carty has been Vice Chairman and Chief Financial Officer of Dell, Inc., and Chairman and CEO of AMR Corporation and American Airlines, among other significant achievements.

As a Board, we are committed to adhering to the highest standards of corporate governance and we strongly believe that CN’s corporate governance practices are well aligned with the Company’s objective of enhancing shareholder value. CN has been recognized as a leader by respected authorities and experts in this field, including winning Investor Relations Magazine’s Best Corporate Governance Award two years in a row. This type of endorsement reinforces our positive reputation for good corporate governance among investors.

Another contributor to the Company’s reputation and long-term success is reflected in our sustainability practices, which earned CN a place on the Dow Jones Sustainability Index (DJSI) North America for the second year in a row. CN is the only railway named to this index for 2010-2011. This is the first global index tracking the financial performance of the leading, sustainability-driven companies, and it was gratifying that the DJSI recognized CN as a leader in the area again.

CN’s reputation is above all that of an industry leader, and the Board is confident that our new President and CEO Claude Mongeau and the outstanding team of 22,000 dedicated railroaders will continue to build on past successes. This will maintain the Company’s position as the best in a business that is vital to North America’s economic well-being.

We are all totally committed to delivering solidly increasing shareholder value, as we look to the future.

“CN’s reputation is above all that of an industry leader...”

Sincerely,

“DAVID McCLEAN”
[signed]

David McLean, O.B.C., LL.D.
Chairman of the Board

2010 Annual Report	1

A message from Claude Mongeau

THE JOURNEY
CONTINUES

Dear fellow shareholders In my first year as President and CEO of CN in 2010, I was genuinely honoured to lead an exceptional organization and outstanding team of railroaders. One of our notable milestones during the year was the 15th anniversary of the privatization of this wonderful rail franchise – 15 years of a remarkable transformation journey during which CN evolved to become an undeniable industry leader through relentlessly elevating our performance. I’m proud that our vision, innovation and execution prove this journey is far from over.

In 2009, we showed what this team can do in the face of adversity when we managed expenses down against our reduced business demand. In 2010 we demonstrated that this team can also successfully manage growth and execute on our agenda of Operational and Service Excellence that builds on our Precision Railroading model.

CN’s solid performance across the board allowed us to grow the top line at low incremental cost to bring it to the bottom line. That was reflected in an industry-leading operating ratio for 2010 of 63.6 per cent, which is 3.7 percentage points lower than 2009.

We delivered $4.48 of diluted earnings per share in 2010. Considering the sizable currency headwind we faced, this is a solid 14 per cent growth. Revenues were $8.3 billion, while expenses stood at $5.3 billion, up 13 per cent and 6 per cent, respectively.

Our ability to bring onto the network additional volume at low cost is best captured by our operating income which stood at just over $3 billion, up 26 per cent. Our free cash flow for the year was also very solid at $1.1 billion, up from $790 million in 2009. We completed our capital expenditure program for 2010 at $1.7 billion, of which $1 billion was targeted towards track infrastructure to improve the safety and fluidity of the network. We also took advantage of our strong cash generation to accelerate our fleet renewal for locomotives and selected car categories.

“...our vision, innovation and execution prove this journey is far from over.”

Free cash flow, which is considered a non-GAAP measure, is explained and reconciled on page 27 of this Annual report.

2	Canadian National Railway Company

More than an economic recovery story
There’s no doubt CN benefited from a stronger 2010 economy than was widely anticipated. But our story is a lot more than taking advantage of this economic recovery –it’s also about the unfolding of our strategic agenda. Our drive to continuously improve our operational and service excellence enabled us to obtain the best carload growth in the industry in 2010. In spite of this strong volume growth, we maintained or improved all of our core operating metrics.

Beyond the 2010 numbers and financial results, however, is the heart of the CN story, which saw the company deliver innovative supply-chain solutions to our customers and improve our service and flexibility. We also advanced our partnership with key stakeholders in the supply chain through groundbreaking collaborative service agreements.

For example, we introduced a transformational scheduled grain service in Western Canada that drove significant gains in supply-chain performance. Our scheduled service has translated into greater reliability for the grain industry with advantages such as better scheduling of staff at country elevators and waterfront export terminals.

We signed supply-chain collaboration and level-of-service agreements with all of Canada’s major ports and intermodal terminal operators. These agreements focus on specific performance targets, clear service measures, and balanced accountability among supply-chain participants within a commercial framework.

We are introducing end-to-end shipment scorecards to instil greater accountability for meeting customer commitments and to identify and solve issues before they reach the “boiling point.” We also took concrete steps to improve supply-chain efficiencies and increase our capacity to serve a number of specific markets, including steel and automotive.

Our innovation thrust was also evident in the improvements we are bringing to the first-mile/last-mile activities, which is where the customers have the most direct contact with CN. We have been sharpening our focus on car order fulfillment, to help our customers grow and be more competitive in the markets they serve.

The bold agenda we launched on customer engagement, innovation and supply-chain collaboration gained traction in intermodal, where we had a number of agreements during the year, in merchandise and increasingly in the bulk sector as well. This is helping us improve service and it bodes well for our ability to continue delivering solid value for both our customers and our shareholders. In short, the remarkable CN journey continues.

“These agreements focus on specific performance targets, clear service measures, and balanced accountability among supply-chain participants.”

“CLAUDE MONGEAU”
[signed]

Claude Mongeau
President and CEO

2010 Annual Report	3

OPERATIONAL AND SERVICE EXCELLENCE:

At CN in 2010, we focused on expanding what improved service and flexibility mean to our customers. It’s a service agenda that builds on working collaboratively and much more closely with our customers, concentrating on end-to-end supply-chain performance. The key is mutual accountability and shared measures for CN, for our supply-chain partners, and for our customers. We aim to have our success translate into customer success: it’s a “we succeed together” approach in the spirit of true partnership.

Deeper Collaboration

For example, CN established service agreements with all major ports and intermodal terminal operators throughout Canada, driving new efficiencies in end-to-end supply-chains. This included supply-chain collaboration agreements with Port Metro Vancouver and with TSI Terminal Systems Inc. (TSI), the largest container terminal operator in Canada, to enhance service to our mutual customers and draw greater volumes of container traffic over Port Metro Vancouver. CN and DP World, operators of the Centerm Terminal in Vancouver, also signed a comprehensive level-of-service agreement to further boost the competitiveness of Canada’s Pacific Gateway.

CN and the Halifax Port Authority, Cerescorp Company Limited and Halterm Container Terminal Limited implemented an innovative agreement to better measure and align each party’s performance in the Halifax Gateway supply chain and augment the port’s role as a gateway of choice on the East Coast to Ontario, Quebec and the U.S. Midwest markets.

Similarly, CN teamed up with the Montreal Port Authority and the Québec Port Authority and associated terminal operators to create service arrangements and best practices to reduce transit times and increase global container market share.

First-mile/Last-mile Focus

We continue to improve our first-mile/last-mile activities, which is where we have the most direct contact with our customers. For instance, we made major changes to simplify the car ordering process. More broadly, we introduced advanced local communications to ensure customers are aware of changes we make to switching schedules. CN’s first-mile/last-mile focus ranges from car delivery and pick-up to measuring ourselves against switching windows and billing. These initiatives complement our continuing improvement in transit times and are an integral part of our Service Excellence vision for customers.

4	Canadian National Railway Company

THE JOURNEY CONTINUES

Service Innovation

CN launched a transformational Scheduled Grain Plan for Western Canada that dramatically increased the reliability of our service. CN applied precision scheduling to grain car deliveries, setting up operating protocols so that cars arrive at specific elevators at scheduled times on scheduled days every week. At the same time, grain handling companies agreed to operate some country and waterfront facilities on a seven-day-per-week basis, eliminating the weekly peaks and valleys in car flows that result from weekend shutdowns. The plan has resulted in fundamental improvement in system reliability. After launching the Scheduled Grain Plan, we delivered cars on the planned day at the country elevators on average over 85 per cent of the time in 2010. This translates into predictable service so that sales can be made with the assurance the grain will be where it is needed, resulting in a better export program.

End-to-end Supply-Chain View

CN’s comprehensive supply-chain approach is illustrated by the changes we made to managing the flow of coal from mines to West Coast terminals, which helped us improve service to our coal customers and grow their volumes to Asian markets. A new end-to-end view of our coal supply chain, along with a focus on closer customer collaboration, improves coal logistics, which in turn allows coal producers to maximize sale opportunities. CN’s supply-chain approach, rebounding Asian steel markets, and business from new mines combined to generate stronger coal shipments to western export terminals. For 2010, CN’s West Coast coal carloads to Vancouver and Prince Rupert rose 53 per cent. CN is well positioned as a key supplier to help customers succeed as they expand their production capacity over the coming years.

Customer First Attitude

CN’s approach to service starts from how the customer’s market works, thinking end-to-end, covering all the key links in a chain as well as the rail component. The progress we made in our customer engagement in 2010 is a catalyst to further sharpen our focus on service in the future. We are working on a variety of initiatives including better car management and more robust e-business tools. This is a win-win scenario that will help propel the Company forward as CN’s journey continues.

2010 Annual Report	5

Board of Directors As at February 15, 2011

David G.A. McLean, O.B.C., LL.D.
Chairman of the Board
Canadian National Railway Company
Chairman of the Board
The McLean Group
Committees: 3*, 4, 5, 6, 7, 8

Claude Mongeau
President and
Chief Executive Officer
Canadian National Railway Company
Committees: 4*, 7

Michael R. Armellino, CFA
Retired Partner
The Goldman Sachs Group, LP
Committees: 1, 2, 7*, 8

A. Charles Baillie, O.C., LL.D.
Former Chairman and
Chief Executive Officer
The Toronto-Dominion Bank
Committees: 2*, 5, 6, 7, 8

Hugh J. Bolton, FCA
Chairman of the Board
EPCOR Utilities Inc.
Committees: 1, 3, 6, 7

Donald J. Carty, O.C., LL.D.
Retired Chairman and CEO
American Airlines and
Retired Vice-Chairman
Dell, Inc.
Committee: 7

Ambassador Gordon D. Giffin
Senior Partner
McKenna Long & Aldridge
Committees: 1, 2, 4, 6, 7

Edith E. Holiday
Corporate Director and Trustee
Former General Counsel
United States Treasury
Department
Secretary of the Cabinet
The White House
Committees: 3, 5, 6, 7, 8

V. Maureen Kempston
Darkes, O.C., D.Comm., LL.D.
Retired Group Vice-President
General Motors Corporation
and President
GM Latin America, Africa
and Middle East
Committees: 2, 5*, 7, 8

The Honourable
Denis Losier, P.C., LL.D.
President and
Chief Executive Officer
Assumption Life
Committees: 1*, 3, 7, 8

The Honourable
Edward C. Lumley, P.C., LL.D.
Vice-Chairman
BMO Capital Markets
Committees: 2, 5, 6, 7, 8*

Robert Pace
President and
Chief Executive Officer
The Pace Group
Committees: 1, 3, 6*, 7, 8

Directors Emeritus
Purdy Crawford
J.V. Raymond Cyr
James K. Gray
Cedric Ritchie

Committees:
1 Audit
2 Finance
3 Corporate governance
and nominating
4 Donations and
sponsorships
5 Environment, safety
and security
6 Human resources and
compensation
7 Strategic planning
8 Investment

* denotes chairman of
the committee

Chairman of the Board and Select Senior Officers of the Company As at February 15, 2011

David G.A. McLean Chairman of the Board Claude Mongeau President and Chief Executive Officer
Russell Hiscock
President and
Chief Executive Officer
CN Investment Division

Mike Cory
Senior Vice-President
Western Region

Keith Creel
Executive Vice-President and
Chief Operating Officer

Sameh Fahmy
Senior Vice-President
Engineering, Mechanical and
Supply Management

Sean Finn
Executive Vice-President
Corporate Services and
Chief Legal Officer

Luc Jobin
Executive Vice-President and
Chief Financial Officer

Jeff Liepelt
Senior Vice-President
Eastern Region

Kim Madigan
Vice-President
Human Resources

Robert E. Noorigian
Vice-President
Investor Relations
Jean-Jacques Ruest Executive Vice-President and Chief Marketing Officer Jim Vena Senior Vice-President Southern Region

6	Canadian National Railway Company

Contents
8	Selected Railroad Statistics
9	Management’s Discussion and Analysis
48	Management’s Report on Internal Control over Financial Reporting
48	Report of Independent Registered Public Accounting Firm
49	Report of Independent Registered Public Accounting Firm
50	Consolidated Statement of Income
51	Consolidated Statement of Comprehensive Income
52	Consolidated Balance Sheet
53	Consolidated Statement of Changes in Shareholders’ Equity
54	Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements
55	1	Summary of significant accounting policies
57	2	Accounting changes
58	3	Acquisitions
58	4	Accounts receivable
59	5	Properties
61	6	Intangible and other assets
61	7	Accounts payable and other
61	8	Other liabilities and deferred credits
62	9	Long-term debt
63	10	Capital stock
64	11	Stock plans
67	12	Pensions and other postretirement benefits
73	13	Other income
73	14	Income taxes
75	15	Segmented information
75	16	Earnings per share
76	17	Major commitments and contingencies
80	18	Financial instruments
82	19	Accumulated other comprehensive loss
82	20	Subsequent event
82	21	Comparative figures

2010 Annual Report	7

Selected Railroad Statistics (1)

Year ended December 31,	2010	2009	2008

Statistical operating data
Rail freight revenues ($ millions)	7,417	6,632	7,641
Gross ton miles (GTM) (millions)	341,219	304,690	339,854
Revenue ton miles (RTM) (millions)	179,232	159,862	177,951
Carloads (thousands)	4,696	3,991	4,615
Route miles (includes Canada and the U.S.)	20,560	21,094	20,961
Employees (end of year)	22,279	21,501	22,227
Employees (average for the year)	21,967	21,793	22,695

Productivity
Operating ratio (%)	63.6	67.3	65.9
Rail freight revenue per RTM (cents)	4.14	4.15	4.29
Rail freight revenue per carload ($)	1,579	1,662	1,656
Operating expenses per GTM (cents)	1.55	1.63	1.64
Labor and fringe benefits expense per GTM (cents)	0.51	0.56	0.49
GTMs per average number of employees (thousands)	15,533	13,981	14,975
Diesel fuel consumed (US gallons in millions)	355.7	327.3	380.5
Average fuel price ($/US gallon)	2.64	2.28	3.53
GTMs per US gallon of fuel consumed	959	931	893

Safety indicators
Injury frequency rate per 200,000 person hours (2)	1.71	1.78	1.78
Accident rate per million train miles (2)	2.03	2.27	2.58

(1) Includes data relating to companies acquired as of the date of acquisition.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2009 and 2008 comparative figures have been restated in order to be consistent with the 2010 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

8	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2010 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,600 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2010, no individual commodity group accounted for more than 19% of revenues. From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 28% from transborder traffic, 22% from Canadian domestic traffic and 31% from overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

See Note 15 – Segmented information, to the Company’s 2010 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

CN’s commitment is to create value for both its customers and shareholders. By staying engaged with customers and leveraging the strength of its franchise, the Company seeks to provide quality and cost-effective service that creates value for its customers.

CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on invested capital, as well as various key operating metrics, including safety metrics that the Company focuses on to measure efficiency and quality of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on invested capital, CN seeks to deliver increased shareholder value. For 2011, the Company’s Board of Directors has approved an increase of 20% to the quarterly dividend to common shareholders, from $0.2700 to $0.3250, as well as a share repurchase program to be funded mainly from cash generated from operations. The share repurchase program allows for the repurchase of up to 16.5 million common shares to the end of December 2011 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.

CN’s business model is anchored on five core principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. Precision Railroading is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision Railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. Precision Railroading aims to increase velocity, improve reliability, lower costs, enhance asset utilization and, ultimately, help the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return on invested capital. The success of the business model is dependent on commercial principles and a supportive regulatory environment, both of which are key to an effective rail transportation marketplace throughout North America.

U.S. GAAP	2010 Annual Report	9

Management’s Discussion and Analysis

Providing quality service, controlling costs and focusing on asset utilization

Although many industries, including transportation, were impacted by the recent economic conditions, the basic driver of the Company’s business remained intact – demand for reliable, efficient, and cost effective transportation. The Company’s focus during these volatile times has been and will continue to be the pursuit of its long-term business plan, providing a high level of service to customers, operating safely and efficiently, and meeting short- and long-term financial commitments.

As a result of the recession in the North American economy and the contraction of the global economy in 2009, most of the Company’s commodity groups were significantly impacted, including forest products, automotive, petroleum and chemicals, metals and minerals and intermodal. The Company made the necessary changes to its operations to reflect the reduced freight volumes and imposed cost-reduction measures. The productivity gains achieved in 2009 and into 2010 position the Company well for the future.

In 2010, the Company benefitted from a recovery in many markets reflecting a strengthening global economy, an increase in North American industrial production, a turnaround in automotive production and a modest improvement in housing and related segments, as well as from share gains in several markets. In 2011, the Company is expecting North American industrial production to slow to around four percent, following the large gains in 2010 that were supported by government stimulus and inventory restocking. The Company is expecting moderate growth in housing and related segments; and a weaker 2010/2011 Canadian grain crop, to be partly offset by a higher carry-over stock.

To meet its business plan objectives, the Company’s first focus remains on growth at low incremental cost. Such growth will be driven foremost by deeper customer engagement and the continued pursuit of service improvements. Improvements are expected to come from several key thrusts, including “first mile-last mile” initiatives that respond to what customers need at origin and destination, and a supply chain perspective that emphasizes an end-to-end view of better service. In support of top-line growth for 2011, CN expects to take advantage of continued strong growth in overseas container traffic, metal products and iron ore in domestic markets, and wood pulp and lumber offshore. Other growth opportunities include the automotive sector, Canadian metallurgical coal and U.S. thermal coal, increased shipments of petroleum and chemicals, and share gains against truck in domestic intermodal.

To grow the business at low incremental cost and to operate efficiently and safely while maintaining a high level of customer service, the Company continues to invest in capital programs to maintain a safe and fluid railway and pursue strategic initiatives to improve its franchise, as well as generate productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the acquisition of new locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. In addition, these locomotives are being equipped with distributed power capability, which allows the Company to run longer, more efficient trains, particularly in cold weather conditions, while improving train handling, reducing train separations and improving the overall safety of operations. These initiatives, combined with CN’s investments in longer sidings over the years, offers train-mile savings, allows for efficient long-train operations and reduces wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track. The Company also intends to continue to focus on reducing accidents and related costs, as well as costs for legal claims and health care.

CN’s capital expenditure programs support the Company’s commitment to its core principles and strategy and its ability to grow the business profitably. In 2011, CN plans to invest approximately $1.7 billion on capital programs, of which approximately $1.0 billion is targeted towards track infrastructure to continue to operate a safe railway and improve the productivity and fluidity of the network; and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern Railway Company (EJ&E) property that was acquired in 2009. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in western and eastern Canada. CN’s equipment spending, targeted to reach approximately $200 million in 2011, is intended to improve the quality of the fleet to meet customer requirements, and includes the acquisition of 12 new high-horsepower locomotives. CN also expects to spend approximately $500 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its credit ratios, and preserving an investment-grade credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program and its accounts receivable securitization program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure

10	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

and other, acquisitions, dividend payouts, and the repurchase of shares through share buyback programs, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Committing to safety and sustainability
The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN’s Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.

The Company has made sustainability an integral part of its business strategy by aligning its sustainability agenda with its business model. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in virtualization technologies, energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint.

The Company’s Environmental Policy aims to minimize the impact of the Company’s activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company’s overall business plan and through the specific monitoring and measurement of such priorities against historical performance and in some cases, specific targets. All employees must demonstrate commitment to this Policy at all times and it is the Environment, Safety and Security Committee of the Board of Directors who has the responsibility of overseeing the Policy. The Committee is composed of CN Directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The Company’s Environmental Policy, its Carbon Disclosure Project report, and its Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website. In 2010, the Company’s sustainability practices have earned it a place on the Dow Jones Sustainability Index (DJSI) North America for the second year in a row. CN is the only railway named to the DJSI North America.

Developing people
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. The Company continues to address changes in employee demographics that will span multiple years. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Impact of foreign currency translation on reported results

Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.

Management’s discussion and analysis includes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rate for the year ended December 31, 2010 was 1.03 compared to 1.14 for 2009. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.

U.S. GAAP	2010 Annual Report	11

Management’s Discussion and Analysis

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to long-term growth opportunities; statements that the Company is benefitting from a recovery in many markets reflecting an economic turnaround; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates” or other similar words.

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business conditions, including those referring to long-term growth opportunities, and the Company benefitting from a recovery in many markets reflecting an economic turnaround

• Continued recovery in the North American economy at a slower pace than 2010
• Improving global economic conditions
• Long-term growth opportunities being less affected by current economic conditions
• Improving carload traffic

Statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments and capital spending
• Continued recovery in the North American economy at a slower pace than 2010
• Improving global economic conditions
• Adequate credit ratios
• Investment grade credit rating
• Access to capital markets
• Adequate cash generated from operations

Statements relating to pension contributions	• Reasonable level of funding as determined by actuarial valuations • Adequate return on investment on pension plan assets • Adequate cash generated from operations

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. See the section of this MD&A entitled Business risks for detailed information on major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial outlook

During the year, the Company issued and updated its financial outlook. The 2010 actual results are in line with the latest financial outlook as disclosed by the Company.

12	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Financial and statistical highlights

				Change
				Favorable/(Unfavorable)
$ in millions, except per share data, or unless otherwise indicated	2010	2009	2008	2010 vs 2009		2009 vs 2008

Financial results
Revenues	$8,297	$7,367	$8,482	13%		(13%)
Operating income (1)	$3,024	$2,406	$2,894	26%		(17%)
Net income (1) (2) (3) (4)	$2,104	$1,854	$1,895	13%		(2%)
Operating ratio (1)	63.6%	67.3%	65.9%	3.7	-pts	(1.4	)-pts
Basic earnings per share (1) (2) (3) (4)	$4.51	$3.95	$3.99	14%		(1%)
Diluted earnings per share (1) (2) (3) (4)	$4.48	$3.92	$3.95	14%		(1%)
Dividend declared per share	$1.08	$1.01	$0.92	7%		10%

Financial position
Total assets	$25,206	$25,176	$26,720	-		(6%)
Total long-term financial liabilities	$12,016	$12,706	$14,269	5%		11%

Statistical operating data and productivity measures (5)
Employees (average for the year)	21,967	21,793	22,695	1%		(4%)
Gross ton miles (GTM) per average number of employees (thousands)	15,533	13,981	14,975	11%		(7%)
GTMs per US gallon of fuel consumed	959	931	893	3%		4%

(1)	The 2009 figures include $49 million, or $30 million after-tax ($0.06 per basic or diluted share), for EJ&E acquisition-related costs.
(2)	The 2010 figures include a gain on sale of the Company's Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share).
(3)
The 2009 figures include gains on sale of the Company's Weston subdivision of $157 million, or $135 million after-tax ($0.29 per basic or diluted share) and Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share). The 2009 figures also include a deferred income tax recovery of $157 million ($0.33 per basic or diluted share), of which $126 million ($0.27 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, and $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years.

(4)
The 2008 figures include a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million ($0.17 per basic or diluted share) was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million ($0.05 per basic or diluted share) resulted from the enactment of corporate income tax rate changes in Canada and $11 million ($0.02 per basic or diluted share) was due to net capital losses arising from the reorganization of a subsidiary.

(5)	Based on estimated data available at such time and subject to change as more complete information becomes available.

Financial results

2010 compared to 2009
In 2010, net income was $2,104 million, an increase of $250 million, or 13%, when compared to 2009, with diluted earnings per share rising 14% to $4.48.

The Company’s results of operations in 2010 reflect a recovery in many of its markets as compared to 2009 when the Company experienced significant weakness across markets due to economic conditions.

Included in the 2010 figures was a gain on sale of the Company’s Oakville subdivision of $152  million, or $131  million after-tax ($0.28 per basic or diluted share). Included in the 2009 figures were gains on sale of the Company’s Weston subdivision of $157  million, or $135 million after-tax ($0.29 per basic or diluted share) and Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share), as well as EJ&E acquisition-related costs of $49 million, or $30 million after-tax ($0.06 per basic or diluted share). The 2009 figures also include a deferred income tax recovery of $157 million ($0.33 per basic or diluted share), of which $126 million ($0.27 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, and $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years.

Foreign exchange fluctuations continue to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a negative impact of $70 million to net income ($0.15 per basic or diluted share) in 2010.

Revenues for the year ended December 31, 2010 increased by $930  million, or 13%, to $8,297  million, mainly due to significantly higher freight volumes as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues.

Operating expenses for the year ended December 31, 2010 increased by $312  million, or 6%, to $5,273  million, primarily due to higher fuel costs, increased labor and fringe benefits expense and higher depreciation and amortization expense. These factors were partly offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, the impact of EJ&E acquisition-related costs recorded in 2009 and lower equipment rents.

The operating ratio, defined as operating expenses as a percentage of revenues, was 63.6% in 2010, compared to 67.3% in 2009, a 3.7-point improvement. Excluding the 2009 EJ&E acquisition-related costs, the operating ratio of 63.6% in 2010 represents a 3.1-point improvement compared to an adjusted operating ratio of 66.7% in 2009.

U.S. GAAP	2010 Annual Report	13

Management’s Discussion and Analysis

Revenues

In millions, unless otherwise indicated
					% Change
			at constant
Year ended December 31,	2010	2009	% Change		currency
Rail freight revenues	$7,417	$6,632	12%		18%
Other revenues	880	735	20%		26%
Total revenues	$8,297	$7,367	13%		19%

Rail freight revenues
Petroleum and chemicals	$1,322	$1,260	5%		12%
Metals and minerals	861	728	18%		27%
Forest products	1,183	1,147	3%		11%
Coal	600	464	29%		35%
Grain and fertilizers	1,418	1,341	6%		11%
Intermodal	1,576	1,337	18%		20%
Automotive	457	355	29%		39%
Total rail freight revenues	$7,417	$6,632	12%		18%
Revenue ton miles (RTM)
(millions)	179,232	159,862	12%		12%
Rail freight revenue/RTM
(cents)	4.14	4.15	-		5%
Carloads (thousands)	4,696	3,991	18%		18%
Rail freight revenue/carload
(dollars)	1,579	1,662	(5	% )	-

Revenues for the year ended December 31, 2010 totaled $8,297 million compared to $7,367 million in 2009. The increase of $930  million was mainly due to significantly higher freight volumes as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge, in the range of $240 million, as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues, particularly in the first half of the year.

In 2010, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 12% relative to 2009. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, was flat when compared to 2009, as the positive impact of a higher fuel surcharge, freight rate increases, and a decrease in the average length of haul were offset by the negative translation impact of the stronger Canadian dollar.

Petroleum and chemicals

				% Change
			at constant
Year ended December 31,	2010	2009	% Change	currency
Revenues (millions)	$1,322	$1,260	5%	12%
RTMs (millions)	31,190	29,381	6%	6%
Revenue/RTM (cents)	4.24	4.29	(1%)	6%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. For the year ended December 31, 2010, revenues for this commodity group increased by $62 million, or 5%, when compared to 2009. The increase was mainly due to higher shipments of chemical products, due to improvements in industrial production, and sulfur and petroleum products; freight rate increases; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 1% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar, that was partly offset by freight rate increases and the impact of a higher fuel surcharge.

14	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Metals and minerals

					% Change
			at constant
Year ended December 31,	2010	2009	% Change		currency
Revenues (millions)	$861	$728	18%		27%
RTMs (millions)	16,443	12,994	27%		27%
Revenue/RTM (cents)	5.24	5.60	(6	% )	1%

The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. For the year ended December 31, 2010, revenues for this commodity group increased by $133 million, or 18%, when compared to 2009. The increase was mainly due to the continual improvement in the steel industry, which resulted in greater shipments of steel products and iron ore; stronger volumes of construction materials; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 6% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar that was partly offset by the impact of a higher fuel surcharge and a decrease in the average length of haul.

Forest products

				% Change
			at constant
Year ended December 31,	2010	2009	% Change	currency
Revenues (millions)	$1,183	$1,147	3%	11%
RTMs (millions)	28,936	27,594	5%	5%
Revenue/RTM (cents)	4.09	4.16	(2%)	6%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States. For the year ended December 31, 2010, revenues for this commodity group increased by $36 million, or 3%, when compared to 2009. The increase was mainly due to higher shipments of wood pulp and lumber to offshore markets, the impact of a higher fuel surcharge, and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 2% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar, that was partly offset by the impact of a higher fuel surcharge and freight rate increases.

U.S. GAAP	2010 Annual Report	15

Management’s Discussion and Analysis

Coal

				% Change
			at constant
Year ended December 31,	2010	2009	% Change	currency
Revenues (millions)	$600	$464	29%	35%
RTMs (millions)	19,766	14,805	34%	34%
Revenue/RTM (cents)	3.04	3.13	(3%)	1%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States, as well as offshore markets. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to offshore steel producers. For the year ended December 31, 2010, revenues for this commodity group increased by $136  million, or 29%, when compared to 2009. The increase was mainly due to strong volumes of Canadian export coal from new origins as well as increased Asian demand from existing mines, expanding demand for thermal coal in the U.S., freight rate increases, and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 3% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar and a significant increase in the average length of haul that were partly offset by freight rate increases and the impact of a higher fuel surcharge.

Grain and fertilizers

				% Change
			at constant
Year ended December 31,	2010	2009	% Change	currency
Revenues (millions)	$1,418	$1,341	6%	11%
RTMs (millions)	44,549	40,859	9%	9%
Revenue/RTM (cents)	3.18	3.28	(3%)	2%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains (DDG)), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2010, revenues for this commodity group increased by $77 million, or 6%, when compared to 2009. The increase was mainly due to higher shipments of potash and feed grains, the impact of a higher fuel surcharge, and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 3% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar that was partly offset by the impact of a higher fuel surcharge and freight rate increases.

16	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Intermodal

				% Change
				at constant
Year ended December 31,	2010	2009	% Change	currency
Revenues (millions)	$1,576	$1,337	18%	20%
RTMs (millions)	35,803	32,159	11%	11%
Revenue/RTM (cents)	4.40	4.16	6%	8%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2010, revenues for this commodity group increased by $239 million, or 18%, when compared to 2009. The increase was mainly due to higher volumes from overseas markets, particularly through the Ports of Vancouver and Prince Rupert, and domestic retail shipments; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 6% in 2010, mainly due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar.

Automotive

				% Change
				at constant
Year ended December 31,	2010	2009	% Change	currency
Revenues (millions)	$457	$355	29%	39%
RTMs (millions)	2,545	2,070	23%	23%
Revenue/RTM (cents)	17.96	17.15	5%	13%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2010, revenues for this commodity group increased by $102 million, or 29%, when compared to 2009. The increase was mainly due to significantly higher volumes of domestic finished vehicles traffic, freight rate increases, and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 5% in 2010, mainly due to freight rate increases, the impact of a higher fuel surcharge, and a significant decrease in the average length of haul that were partly offset by the negative translation impact of the stronger Canadian dollar.

Other revenues

				% Change
				at constant
Year ended December 31,	2010	2009	% Change	currency
Revenues (millions)	$880	$735	20%	26%

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels, docks, warehousing, Autoport logistic service and trucking as well as from other items which include interswitching and commuter train revenues. In 2010, Other revenues amounted to $880  million, an increase of $145  million, or 20%, when compared to 2009, mainly due to higher vessel and dock revenues primarily related to strong iron ore volumes, and increased revenues from warehousing and distribution, primarily related to increased finished vehicle volumes through CN’s network of vehicle distribution facilities. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

U.S. GAAP	2010 Annual Report	17

Management’s Discussion and Analysis

Operating expenses
Operating expenses for the year ended December 31, 2010 amounted to $5,273 million, compared to $4,961 million in 2009. The increase of $312 million, or 6%, in 2010 was mainly due to higher fuel costs, increased labor and fringe benefits expense and higher depreciation and amortization expense. These factors were partly offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, particularly in the first half of the year, the impact of EJ&E acquisition-related costs recorded in 2009 and lower equipment rents.

						Percentage of revenues
					% Change at
In millions	Year ended December 31,	2010	2009	% Change	constant currency	2010	2009
Labor and fringe benefits		$1,744	$1,696	(3%)	(7%)	21.0%	23.0%
Purchased services and material		1,036	1,027	(1%)	(6%)	12.5%	13.9%
Fuel		1,048	820	(28%)	(40%)	12.6%	11.1%
Depreciation and amortization		834	790	(6%)	(8%)	10.1%	10.7%
Equipment rents		243	284	14%	7%	2.9%	3.9%
Casualty and other		368	344	(7%)	(13%)	4.5%	4.7%
Total operating expenses		$5,273	$4,961	(6%)	(12%)	63.6%	67.3%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense increased by $48  million, or 3%, in 2010 when compared to 2009. The increase was mainly due to higher incentive compensation and annual wages, the impact of increased freight volumes, and higher health and welfare costs. These factors were partly offset by the translation impact of the stronger Canadian dollar and higher pension income.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $9  million, or 1%, in 2010 when compared to 2009. The increase was mainly a result of higher expenses for third-party non-rail transportation services due to higher volumes and higher repair and maintenance costs for track and roadway. These factors were partly offset by the translation impact of the stronger Canadian dollar and lower expenses for material and utilities as a result of mild winter conditions.

Fuel: Fuel expense includes fuel consumed by assets, including locomotives, intermodal and other equipment as well as provincial, federal and state fuel taxes. These expenses increased by $228 million, or 28%, in 2010 when compared to 2009. The increase was primarily due to a higher average price for fuel and higher freight volumes, which were partly offset by the translation impact of the stronger Canadian dollar and productivity improvements.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail and related operations. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairment write-downs. These expenses increased by $44 million, or 6%, in 2010 when compared to 2009. The increase was mainly due to the impact of net capital additions and a change in the expected service life for certain assets, which were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $41 million, or 14%, in 2010 when compared to 2009. The decrease was primarily due to the translation impact of the stronger Canadian dollar and reduced lease expense for cars and locomotives, partly due to better asset utilization.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses. These expenses increased by $24 million, or 7%, in 2010 when compared to 2009. The increase was mainly due to an increase in the expense for Canadian and U.S. personal injury claims, pursuant to the net result of actuarial valuations in both years and an increase in the environmental expense. These factors were partly offset by the EJ&E acquisition-related costs of $49 million expensed in 2009 and the translation impact of the stronger Canadian dollar.

18	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Other
Interest expense: Interest expense decreased by $52  million, or 13% (4% at constant currency), for the year ended December 31, 2010 when compared to 2009, mainly due to the positive translation impact of the stronger Canadian dollar on US dollar-denominated interest expense, lower interest rates and a lower average debt balance.

Other income: In 2010, the Company recorded Other income of $212 million, compared to $267 million in 2009. Included in Other income were gains on the sale of the Company’s subdivisions of $152  million for the Oakville subdivision in 2010; and $157  million and $69  million, respectively, for the Weston and Lower Newmarket subdivisions in 2009. Higher income from other business activities and gains on disposal of land also partly offset the decrease in 2010.

Income tax expense: The Company recorded income tax expense of $772 million for the year ended December 31, 2010 compared to $407 million in 2009. Included in income tax expense in 2009 was a deferred income tax recovery of $157  million, of which $126 million resulted from the enactment of lower provincial corporate income tax rates, $16 million resulted from the recapitalization of a foreign investment, and $15 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. The effective tax rate for 2010 was 26.8% compared to 18.0% in 2009. Excluding the 2009 deferred income tax recovery discussed herein, the effective tax rate for 2009 was 24.9%. The year-over-year increase in the effective tax rates was mainly due to the impact of a higher proportion of the Company’s pre-tax income earned in higher-taxed jurisdictions and lesser gains on sale of the Company’s properties taxed at the favorable capital gains inclusion rate.

2009 compared to 2008
In 2009, net income was $1,854 million, a decrease of $41 million, or 2%, when compared to 2008, with diluted earnings per share decreasing 1% to $3.92.

The Company’s results of operations, particularly in 2009, were affected by significant weakness across markets due to economic conditions, while 2008 was also marked by severe weather conditions in the first quarter. The 2009 and 2008 figures include items affecting the comparability of the results of operations. Included in the 2009 figures were gains on sale of the Company’s Weston subdivision of $157 million, or $135 million after-tax ($0.29 per basic or diluted share) and Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share), as well as EJ&E acquisition-related costs of $49  million, or $30  million after-tax ($0.06 per basic or diluted share). The 2009 figures also include a deferred income tax recovery of $157 million ($0.33 per basic or diluted share), of which $126  million ($0.27 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, and $15  million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. The CN locomotive engineers’ strike that occurred in the fourth quarter of 2009 had a minimal impact on the Company’s results of operations.

Included in the 2008 figures was a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million ($0.17 per basic or diluted share) was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million ($0.05 per basic or diluted share) was due to the enactment of corporate income tax rate changes in Canada, and $11 million ($0.02 per basic or diluted share) was due to net capital losses arising from the reorganization of a subsidiary.

Foreign exchange fluctuations have also had an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, resulted in an increase of approximately $25  million ($0.05 per basic or diluted share) to net income in 2009.

Revenues for the year ended December 31, 2009 decreased by $1,115 million, or 13%, to $7,367 million, mainly due to sig-nificantly lower freight volumes in almost all markets as a result of economic conditions in the North American and global economies, and a reduction in the fuel surcharge due to year-over-year decreases in applicable fuel prices and lower volumes. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues.

For the year ended December 31, 2009, operating expenses decreased by $627 million, or 11%, to $4,961 million, mainly due to lower fuel costs; and reduced expenses for purchased services and material, partly reflecting the impact of reduced freight volumes as well as management’s cost-reduction initiatives. These factors were partially offset by the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses.

The operating ratio was 67.3% in 2009, compared to 65.9% in 2008, a 1.4-point increase.

U.S. GAAP	2010 Annual Report	19

Management’s Discussion and Analysis

Revenues

In millions, unless otherwise indicated

Year ended December 31,	2009	2008	% Change
Rail freight revenues	$6,632	$7,641	(13%)
Other revenues	735	841	(13%)
Total revenues	$7,367	$8,482	(13%)

Rail freight revenues
Petroleum and chemicals	$1,260	$1,346	(6%)
Metals and minerals	728	950	(23%)
Forest products	1,147	1,436	(20%)
Coal	464	478	(3%)
Grain and fertilizers	1,341	1,382	(3%)
Intermodal	1,337	1,580	(15%)
Automotive	355	469	(24%)
Total rail freight revenues	$6,632	$7,641	(13%)

Revenue ton miles (RTM) (millions)	159,862	177,951	(10%)
Rail freight revenue/RTM (cents)	4.15	4.29	(3%)
Carloads (thousands)	3,991	4,615	(14%)
Rail freight revenue/carload (dollars)	1,662	1,656	-

Revenues for the year ended December 31, 2009 totaled $7,367 million compared to $8,482 million in 2008. The decrease of $1,115  million was mainly due to significantly lower freight volumes in almost all markets as a result of economic conditions in the North American and global economies; and a reduction in the fuel surcharge in the range of $725 million due to year-over-year decreases in applicable fuel prices and lower volumes. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues. During the first nine months of 2009, the Company experienced a large positive translation impact of the weaker Canadian dollar that was mostly offset in the fourth quarter by a negative translation impact as a result of the strengthened Canadian dollar. This effect was experienced in all revenue commodity groups, although not explicitly stated in the discussions that follow.

In 2009, revenue ton miles declined 10% relative to 2008. Rail freight revenue per revenue ton mile decreased by 3% when compared to 2008, mainly due to the impact of a lower fuel surcharge and an increase in the average length of haul, that were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar.

Petroleum and chemicals

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$1,260	$1,346	(6%)
RTMs (millions)	29,381	32,346	(9%)
Revenue/RTM (cents)	4.29	4.16	3%

For the year ended December 31, 2009, revenues for this commodity group decreased by $86 million, or 6%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge, reduced volumes for chemical products due to weakness in industrial production, and reduced sulfur shipments. These factors were partly offset by freight rate increases, the positive translation impact of the weaker Canadian dollar, and increased shipments related to the acquisition of the EJ&E. Revenue per revenue ton mile increased by 3% in 2009, mainly due to freight rate increases; the positive translation impact of the weaker Canadian dollar; and a decrease in the average length of haul, particularly in the second half of 2009; that were partly offset by the impact of a lower fuel surcharge.

Metals and minerals

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$728	$950	(23%)
RTMs (millions)	12,994	17,953	(28%)
Revenue/RTM (cents)	5.60	5.29	6%

For the year ended December 31, 2009, revenues for this commodity group decreased by $222  million, or 23%, when compared to 2008. The decrease was mainly due to weakness in the steel industry, which reduced shipments of steel products and iron ore; the impact of a lower fuel surcharge; and weakness in the construction industry. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar. Revenue per revenue ton mile increased by 6% in 2009, mainly due to freight rate increases and the positive translation impact of the weaker Canadian dollar that were partly offset by the impact of a lower fuel surcharge.

Forest products

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$1,147	$1,436	(20%)
RTMs (millions)	27,594	33,847	(18%)
Revenue/RTM (cents)	4.16	4.24	(2%)

For the year ended December 31, 2009, revenues for this commodity group decreased by $289  million, or 20%, when compared to 2008. The decrease was mainly due to lower volumes from overall weak demand that resulted in several customer mill closures and production curtailments and the impact of a lower fuel surcharge. These factors were partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases. Revenue per revenue ton mile decreased by 2% in 2009, mainly due to the impact of a lower fuel surcharge that was partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases.

20	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Coal

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$464	$478	(3%)
RTMs (millions)	14,805	14,886	(1%)
Revenue/RTM (cents)	3.13	3.21	(2%)

For the year ended December 31, 2009, revenues for this commodity group decreased by $14 million, or 3%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge and reduced shipments of metallurgical coal from Canadian mines in the first half of 2009. These factors were partly offset by shipments related to the acquisition of the EJ&E, freight rate increases, the positive translation impact of the weaker Canadian dollar, and stronger volumes of Canadian export coal from new origins. Revenue per revenue ton mile decreased by 2% in 2009, largely due to the impact of a lower fuel surcharge, that was partly offset by a decrease in the average length of haul, freight rate increases and the positive translation impact of the weaker Canadian dollar.

Grain and fertilizers

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$1,341	$1,382	(3%)
RTMs (millions)	40,859	42,507	(4%)
Revenue/RTM (cents)	3.28	3.25	1%

For the year ended December 31, 2009, revenues for this commodity group decreased by $41 million, or 3%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge; reduced shipments of potash in North America, particularly in the first half of 2009; and weak U.S. corn exports. These factors were partly offset by strong export volumes of grain through western Canadian ports, the positive translation impact of the weaker Canadian dollar, and freight rate increases. In addition, the negative impact of the Canadian Transportation Agency’s decision in 2008 to retroactively reduce rail revenue entitlement for grain transportation, as well as its determination that the Company exceeded the revenue cap for the 2007-08 crop year, reduced revenues in the fourth quarter of 2008 by $26 million. Revenue per revenue ton mile increased by 1% in 2009, mainly due to the positive translation impact of the weaker Canadian dollar and freight rate increases that were partly offset by the impact of a lower fuel surcharge and an increase in the average length of haul.

Intermodal

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$1,337	$1,580	(15%)
RTMs (millions)	32,159	33,822	(5%)
Revenue/RTM (cents)	4.16	4.67	(11%)

For the year ended December 31, 2009, revenues for this commodity group decreased by $243  million, or 15%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge, lower shipments through the Port of Vancouver, and reduced domestic volumes. Partly offsetting these factors were higher volumes through the Port of Prince Rupert, freight rate increases, and the positive translation impact of the weaker Canadian dollar. Revenue per revenue ton mile decreased by 11% in 2009, mainly due to the impact of a lower fuel surcharge that was partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar.

Automotive

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$355	$469	(24%)
RTMs (millions)	2,070	2,590	(20%)
Revenue/RTM (cents)	17.15	18.11	(5%)

For the year ended December 31, 2009, revenues for this commodity group decreased by $114  million, or 24%, when compared to 2008. The decrease was mainly due to significantly lower volumes of finished vehicle traffic and the impact of a lower fuel surcharge. These factors were partly offset by freight rate increases, the positive translation impact of the weaker Canadian dollar, and the impact of a labor-related temporary curtailment in the operations of a CN-served customer that occurred in the second quarter of 2008. Revenue per revenue ton mile decreased by 5% in 2009, mainly due to the impact of a lower fuel surcharge and an increase in the average length of haul during the first half of the year, that were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar.

Other revenues

Year ended December 31,	2009	2008	% Change
Revenues (millions)	$735	$841	(13%)

In 2009, Other revenues amounted to $735  million, a decrease of $106 million, or 13%, when compared to 2008, mainly due to lower non-rail transportation services attributable to CN WorldWide activities that was partly offset by the positive translation impact of the weaker Canadian dollar.

U.S. GAAP	2010 Annual Report	21

Management’s Discussion and Analysis

Operating expenses
Operating expenses amounted to $4,961 million in 2009 compared to $5,588 million in 2008. The decrease of $627 million, or 11%, in 2009 was mainly due to lower fuel costs; and reduced expenses for purchased services and material, partly reflecting the impact of reduced freight volumes as well as management’s cost-reduction initiatives. These factors were partially offset by the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses. During the first nine months of 2009, the Company experienced a large negative translation impact of the weaker Canadian dollar that was mostly offset in the fourth quarter by a positive translation impact of the strengthened Canadian dollar. This effect was experienced in all expense categories, although not explicitly stated in the discussions that follow.

					Percentage of revenues
In millions	Year ended December 31,	2009	2008	% Change	2009	2008
Labor and fringe benefits		$1,696	$1,674	(1%)	23.0%	19.7%
Purchased services and material		1,027	1,137	10%	13.9%	13.4%
Fuel		820	1,456	44%	11.1%	17.2%
Depreciation and amortization		790	725	(9%)	10.7%	8.6%
Equipment rents		284	262	(8%)	3.9%	3.1%
Casualty and other		344	334	(3%)	4.7%	3.9%
Total operating expenses		$4,961	$5,588	11%	67.3%	65.9%

Labor and fringe benefits: Labor and fringe benefits expense increased by $22 million, or 1%, in 2009 when compared to 2008. The increase was mainly due to higher stock-based compensation expense, the translation impact of the weaker Canadian dollar, lower pension income and increased health and welfare costs. Partly offsetting these factors was the impact of a reduced workforce and lower labor costs as a result of the decline in freight volumes.

Purchased services and material: Purchased services and material expense decreased by $110 million, or 10%, in 2009 when compared to 2008. The decrease was mainly a result of reduced third-party non-rail transportation services, repairs and maintenance on equipment, contracted services, and discretionary costs, reflecting the decline in freight volumes as well as management’s cost-reduction initiatives. Partly offsetting these factors was the translation impact of the weaker Canadian dollar.

Fuel: Fuel expense decreased by $636 million, or 44%, in 2009 when compared to 2008. The decrease was primarily due to a lower average price for fuel, reduced freight volumes and productivity improvements, which were partly offset by the translation impact of the weaker Canadian dollar.

Depreciation and amortization: Depreciation and amortization expense increased by $65  million, or 9%, in 2009 when compared to 2008. The increase was mainly due to the impact of net capital additions and the translation impact of the weaker Canadian dollar.

Equipment rents: Equipment rents expense increased by $22 million, or 8%, in 2009 when compared to 2008. The increase was primarily due to lower car hire income due to fewer shipments offline and the translation impact of the weaker Canadian dollar. These factors were partly offset by reduced car hire expense from fewer foreign cars online and increased velocity; and reduced lease expense.

Casualty and other: Casualty and other expense increased by $10  million, or 3%, in 2009 when compared to 2008. The increase was mainly due to the EJ&E acquisition-related costs of $49 million, an increase in legal claims, the translation impact of the weaker Canadian dollar and higher property taxes in the U.S. These factors were partly offset by a higher reduction to the liability for U.S. personal injury claims in 2009 as compared to 2008 pursuant to annual actuarial studies; a lower bad debt expense; reduced travel-related expenses, reflecting management’s cost-reduction initiatives; and a reduction in the environmental expense.

22	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Other
Interest expense: Interest expense increased by $37 million, or 10%, for the year ended December 31, 2009 when compared to 2008, mainly due to the impact of the weaker Canadian dollar on US dollar-denominated interest expense and interest on new debt issuances, that were partly offset by the benefit of repayments of commercial paper and matured Notes, as well as lower interest rates.

Other income: In 2009, the Company recorded Other income of $267  million compared to $26  million in 2008. The increase of $241 million was mainly due to the gains on sale of the Weston and Lower Newmarket subdivisions of $157 million and $69 million, respectively; a net foreign exchange gain in 2009 as compared to a loss in 2008; and higher income from other business activities.

Income tax expense: The Company recorded income tax expense of $407  million for the year ended December 31, 2009 compared to $650 million in 2008. Included in 2009 and 2008 were deferred income tax recoveries of $157 million and $117 million, respectively. Of the 2009 amount, $126  million resulted from the enactment of lower provincial corporate income tax rates, $16 million resulted from the recapitalization of a foreign investment, and $15 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. Of the 2008 amount, $83 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years; $23 million was due to the enactment of lower provincial corporate income tax rates; and $11 million resulted from net capital losses arising from the reorganization of a subsidiary. The effective tax rate for 2009 was 18.0% compared to 25.5% in 2008. Excluding the deferred income tax recoveries discussed herein, the effective tax rates for 2009 and 2008 were 24.9% and 30.1%, respectively. The year-over-year decrease in the effective tax rates was mainly due to the impact of a higher proportion of the Company’s pretax income earned in lower-taxed jurisdictions and the impact of the favorable capital gains inclusion rate applied to the gains on sale of the Weston and Lower Newmarket subdivisions.

Summary of fourth quarter 2010 compared to corresponding quarter in 2009 – unaudited

Fourth quarter 2010 net income was $503 million, a decrease of $79 million, or 14%, when compared to the same period in 2009, with diluted earnings per share decreasing 12% to $1.08.

The fourth-quarter 2009 figures include items affecting the comparability of the results of operations. Included in the 2009 figures was a gain on sale of the Company’s Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share) and a deferred income tax recovery of $99 million ($0.21 per basic or diluted share), resulting from the enactment of a lower provincial corporate income tax rate.

Foreign exchange fluctuations continued to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a negative impact of $9 million ($0.02 per basic or diluted share) to fourth-quarter 2010 net income.

Revenues for the fourth quarter of 2010 increased by $235 million, or 12%, to $2,117 million, when compared to the same period in 2009. The increase was mainly due to significantly higher freight volumes as a result of improved economic conditions in North America and globally; freight rate increases; and the impact of a higher fuel surcharge in the range of $30 million due to year-over-year increases in applicable fuel prices. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues of approximately $40 million.

Operating expenses for the fourth quarter of 2010 increased by $114 million, or 9%, to $1,343 million, when compared to the same period in 2009. The increase was primarily due to higher fuel costs, increased expenses for purchased services and material and higher depreciation and amortization expense. These factors were partly offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses of approximately $25 million.

The operating ratio was 63.4% in the fourth quarter of 2010 compared to 65.3% in the fourth quarter of 2009, a 1.9-point improvement.

U.S. GAAP	2010 Annual Report	23

Management’s Discussion and Analysis

Summary of quarterly financial data – unaudited

In millions, except per share data
	2010 Quarters				2009 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$2,117	$2,122	$2,093	$1,965	$1,882	$1,845	$1,781	$1,859
Operating income	$774	$834	$813	$603	$653	$689	$583	$481
Net income	$503	$556	$534	$511	$582	$461	$387	$424
Basic earnings per share	$1.09	$1.20	$1.14	$1.08	$1.24	$0.98	$0.83	$0.91
Diluted earnings per share	$1.08	$1.19	$1.13	$1.08	$1.23	$0.97	$0.82	$0.90
Dividend declared per share	$0.2700	$0.2700	$0.2700	$0.2700	$0.2525	$0.2525	$0.2525	$0.2525

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2010 Quarters				2009 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Deferred income tax recoveries (1)	$-	$-	$-	$-	$99	$15	$28	$15
Gain on disposal of property (after-tax) (2) (3) (4)	-	-	-	131	59	-	-	135
EJ&E acquisition-related costs (after-tax) (5)	-	-	-	-	-	-	(2)	(28)
Impact on net income	$-	$-	$-	$131	$158	$15	$26	$122
Basic earnings per share	$-	$-	$-	$0.28	$0.33	$0.03	$0.06	$0.26
Diluted earnings per share	$-	$-	$-	$0.28	$0.33	$0.03	$0.06	$0.26

(1)
Deferred income tax recoveries resulted mainly from the enactment of corporate income tax rate changes in Canada and the resolution of various income tax matters and adjustments related to tax filings of prior years.

(2)	The Company sold its Oakville subdivision for proceeds of $168 million. A gain on disposal of $152 million ($131 million after-tax) was recognized in Other income.
(3)	The Company sold its Lower Newmarket subdivision for proceeds of $71 million. A gain on disposal of $69 million ($59 million after-tax) was recognized in Other income.
(4)	The Company sold its Weston subdivision for proceeds of $160 million. A gain on disposal of $157 million ($135 million after-tax) was recognized in Other income.
(5)	The Company recorded costs related to the acquisition of the EJ&E of $49 million ($30 million after-tax) in Casualty and other expense.

24	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Financial position

The following tables provide an analysis of the Company’s balance sheet as at December 31, 2010 as compared to 2009. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2010 and 2009, the foreign exchange rate was US$1=C$0.9946 and US$1=C$1.0510, respectively.

					Foreign
				Variance	exchange
				excluding	impact
				foreign	Favorable/	Explanation of variance,
In millions	As at December 31,	2010	2009	exchange	(Unfavorable)	other than foreign exchange impact

Total assets		$25,206	$25,176	$597	$(567)

Variance mainly due to:
Accounts receivable		$775	$797	$1	$(23)	$1 million increase due to the impact of higher revenues that was almost entirely offset by the impact of an improved collection cycle.

Properties		$22,917	$22,630	$822	$(535)	$1,718 million increase related to property and capital lease additions, offset by $833 million of depreciation and $63 million for other items.

Intangible and other assets		$699	$1,056	$(350)	$(7)	$404 million related to a decrease in the Company’s pension asset which was offset by an increase of $54 million for other items.

Total liabilities		$13,922	$13,943	$521	$(542)

Variance mainly due to:
Accounts payable and other		$1,366	$1,167	$221	$(22)	$221 million related to an increase in Income and other taxes payable of $100 million, Trade accounts payable of $75 million, and $46 million for other items.

Deferred income taxes		$5,152	$5,119	$197	$(164)
Increase due to $425  million of deferred income tax expense recorded in net income, excluding recognized tax benefits; offset by a deferred income tax recovery of $188 million recorded in Other comprehensive income (loss), and $40 million for other items.

Other liabilities and deferred credits		$1,333	$1,196	$163	$(26)
$163 million related to an increase in the environmental liability of $54 million, the accrual for stock-based incentives plans of $49 million, the pension and other postretirement benefits liabilities of $48 million, and $12 million for other items.

Total long-term debt, including the current portion		$6,071	$6,461	$(60)	$(330)	Decrease of $192 million related to repayments and other items, offset by the issuance of capital leases totaling $132 million.

In millions	As at December 31,	2010	2009	Variance		Explanation of variance

Total shareholders’ equity		$11,284	$11,233	$51

Variance mainly due to:
Common shares		$4,252	$4,266	$(14)		Decrease of $138 million due to the share repurchase program, offset by $124 million for the issuance of common shares upon exercise of stock options and other.

Accumulated other comprehensive loss		$(1,709)	$(948)	$(761)
$761 million related to Other comprehensive loss for the year, mainly due to an after-tax amount of $692 million recorded to recognize the funded status of the Company’s pension and other postretirement benefit plans.

Retained earnings		$8,741	$7,915	$826		$2,104 million of net income for the year was partially offset by $503 million of dividends paid and a reduction of $775 million due to the share repurchase program.

U.S. GAAP	2010 Annual Report	25

Management’s Discussion and Analysis

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money market and the capital market. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing, and considers from time to time the feasibility of dividend increases and share repurchases.

To meet short-term liquidity needs, the Company has available an accounts receivable securitization program and a commercial paper program, which is backstopped by a portion of its US$1 billion revolving credit facility, expiring in October 2011, that the Company intends to replace with another credit agreement on or before the expiration date. If the Company were to lose access to either program for an extended period of time, the Company could rely on its US$1 billion revolving credit facility.

The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and is not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2010 and 2009, the Company had cash and cash equivalents of $490 million and $352 million, respectively, and a working capital deficit of $316 million and working capital of $253 million, respectively. There are currently no specific requirements relating to working capital other than in the normal course of business.

The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital market. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Operating activities

In millions	Year ended December 31,	2010	2009	Variance
Net cash receipts from customers and other		$8,404	$7,505	$899
Net cash payments for:
Employee services, suppliers and other expenses		(4,334)	(4,323)	(11)
Interest		(366)	(407)	41
Personal injury and other claims		(64)	(112)	48
Pensions		(427)	(139)	(288)
Income taxes		(214)	(245)	31
Net cash provided by operating activities		$2,999	$2,279	$720

Net cash receipts from customers and other increased mainly due to higher revenues and a shorter collection cycle. Payments for employee services, suppliers and other expenses increased principally due to higher payments for fuel that were partly offset by a lower foreign exchange rate on US dollar-denominated payments. In 2010, the Company made a voluntary contribution of $300 million to strengthen the financial position of its main pension plan, the CN Pension Plan and the remainder of the contributions mainly represent current service costs under the plans. Total pension contributions for 2011 are expected to be approximately $115 million, of which $89 million was paid in January 2011. In 2011, net income tax payments are expected to be in the range of $440 million.

Investing activities

In millions	Year ended December 31,	2010	2009	Variance
Net cash used in investing activities		$1,383	$1,437	$54

The Company’s investing activities in 2010 included property additions of $1,586 million, an increase of $184 million when compared to 2009, and cash proceeds of $168 million from the disposition of the Company’s Oakville subdivision. Investing activities in 2009 included the payment of $373 million for the EJ&E acquisition and cash proceeds of $231 million from the disposition of the Company’s Weston and Lower Newmarket subdivisions. See the sections of this MD&A entitled Acquisitions and Disposal of property.

26	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

The following table details property additions for the years ended December 31, 2010 and 2009:

In millions	Year ended December 31,	2010	2009
Track and roadway		$1,031	$1,036
Rolling stock		415	195
Buildings		43	48
Information technology		111	110
Other		118	88
Gross property additions		1,718	1,477
Less: capital leases (1)		132	75
Property additions		$1,586	$1,402

(1)	During 2010, the Company recorded $132 million in assets it acquired through equipment leases ($75 million in 2009), for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital expenditure programs for the renewal of the basic track infrastructure, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network.

Expenditures are generally capitalized if they meet a minimum level of activity, extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. For Track and roadway properties, expenditures to replace and/or upgrade the basic track infrastructure are generally planned and programmed in advance and carried out by the Company’s engineering work force. In both 2010 and 2009, approximately 90% of the Track and roadway capital expenditures were incurred to renew the basic track infrastructure.

Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. In 2010, approximately 20% of the Company’s total operating expenses were for such expenditures (approximately 20% in 2009 and 2008). For Track and roadway properties, normal repairs and maintenance include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

For 2011, the Company expects to invest approximately $1.7 billion for its capital programs, of which approximately $1  billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network. Implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 will amount to approximately US$220 million, of which approximately US$20 million has been spent at the end of 2010, with the remainder to be spent over the next four years.

Free cash flow
The Company generated $1,122  million of free cash flow for the year ended December 31, 2010, compared to $790  million in 2009. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less net cash used in investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

In millions	Year ended December 31,	2010	2009
Net cash provided by operating activities		$2,999	$2,279
Net cash used in investing activities		(1,383)	(1,437)
Net cash provided before financing activities		1,616	842
Adjustments:
Change in accounts receivable securitization		2	68
Dividends paid		(503)	(474)
Acquisition of EJ&E		-	373
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents		7	(19)
Free cash flow		$1,122	$790

Financing activities

In millions	Year ended December 31,	2010	2009	Variance
Net cash used in financing activities		$1,485	$884	$(601)

In 2010, repayments of long-term debt totaling $184  million related entirely to the Company’s capital lease obligations. In 2009, issuances and repayments of long-term debt related mainly to the Company’s commercial paper program. Issuances in 2009 also included US$550  million (C$684 million) of 5.55% Notes due in 2019 of which the net proceeds of US$540 million (C$672 million) were used to repay a portion of its then outstanding commercial paper and its accounts receivable securitization program. In addition, the Company, through a wholly-owned subsidiary, repurchased 82% of the 4.25% Notes due in August 2009 with a carrying value of US$245 million pursuant to a tender offer for a total cost of US$245 million. The remaining 18% of the 4.25% Notes with a carrying value of US$55 million were paid upon maturity.

Cash received from stock options exercised during 2010 and 2009 was $87 million and $53 million, respectively, and the related tax benefit realized upon exercise was $28  million and $20 million, respectively.

U.S. GAAP	2010 Annual Report	27

Management’s Discussion and Analysis

In 2010, the Company repurchased a total of 15.0  million common shares for $913  million (weighted-average price of $60.86 per share) under its 15.0  million share repurchase program. See the section of this MD&A entitled Common shares for the activity under the 2010 share repurchase program, as well as the share repurchase programs of the prior years.

During 2010, the Company paid quarterly dividends of $0.2700 per share amounting to $503  million, compared to $474 million, at the rate of $0.2525 per share, in 2009.

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratio is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio

December 31,	2010	2009
Debt-to-total capitalization ratio (1)	35.0%	36.5%
Add: Present value of operating lease commitments
plus securitization financing (2)	1.8%	2.0%
Adjusted debt-to-total capitalization ratio	36.8%	38.5%

Adjusted debt-to-adjusted EBITDA

$ in millions, unless otherwise indicated

Year ended December 31,	2010	2009
Debt	$6,071	$6,461
Add: Present value of operating lease commitments
plus securitization financing (2)	494	579
Adjusted debt	6,565	7,040
Operating income	3,024	2,406
Add: Depreciation and amortization	834	790
EBITDA (excluding Other income)	3,858	3,196
Add: Deemed interest on operating leases	28	33
Adjusted EBITDA	$3,886	$3,229
Adjusted debt-to-adjusted EBITDA	1.69 times	2.18 times

(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The decrease in the Company’s adjusted debt-to-total capitalization ratio at December 31, 2010 as compared to 2009 was mainly due to a stronger Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date, as well as net debt repayments. This reduced debt level as at December 31, 2010, combined with higher operating income for the year ended December 31, 2010, resulted in an improvement in the Company’s adjusted debt-to-adjusted EBITDA multiple, as compared to the same period in 2009.

The Company has access to various financing arrangements:

Revolving credit facility
The Company has a US$1  billion revolving credit facility, expiring in October 2011 that the Company intends to replace with another credit agreement on or before the expiration date. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2010, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2009) and had letters of credit drawn of $436 million ($421 million as at December 31, 2009).

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2010 and 2009, the Company had no outstanding borrowings under its commercial paper program.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

28	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2010:

							2016 &
In millions	Total	2011	2012	2013	2014	2015	thereafter
Long-term debt obligations (1)	$5,122	$398	$-	$396	$321	$-	$4,007
Interest on long-term debt obligations	5,092	313	288	279	262	254	3,696
Capital lease obligations (2)	1,291	192	83	107	239	101	569
Operating lease obligations (3)	616	110	92	71	47	37	259
Purchase obligations (4)	740	453	107	93	44	42	1
Other long-term liabilities reflected on the balance sheet (5)	845	67	53	73	50	43	559
Total obligations (6)	$13,706	$1,533	$623	$1,019	$963	$477	$9,091

(1)
Presented net of unamortized discounts, of which $835 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $949 million which are included in “Capital lease obligations.”

(2)	Includes $949 million of minimum lease payments and $342 million of imputed interest at rates ranging from approximately 0.5% to 11.8%.
(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(4)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.
(5)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

(6)
In addition, the Company has remaining commitments in relation to the EJ&E acquisition to spend, over the next few years, approximately US$80 million for railroad infrastructure improvements and over US$30 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities' concerns, and additional conditions imposed by the Surface Transportation Board (STB).

For 2011 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statement.

Acquisitions

2009
On January 31, 2009, the Company acquired the principal rail lines of the EJ&E, a short-line railway that operated over 198  miles of track in and around Chicago, for a total cash consideration of US$300  million (C$373 million), paid with cash on hand. The Company accounted for the acquisition using the acquisition method of accounting pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $49 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 (see Note 2 – Accounting changes to the Company’s Annual Consolidated Financial Statements).

The following table summarizes the consideration paid for EJ&E and the fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date:

In US millions	At January 31, 2009
Consideration
Cash	$300
Fair value of total consideration transferred	$300
Recognized amounts of identifiable assets
acquired and liabilities assumed
Current assets	$4
Properties	310
Current liabilities	(4)
Other noncurrent liabilities	(10)
Total identifiable net assets	$300

The 2009 revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to December 31, 2009, were $74 million and $12 million, respectively.

U.S. GAAP	2010 Annual Report	29

Management’s Discussion and Analysis

2008
The Company acquired the three principal railway subsidiaries of the Quebec Railway Corp. (QRC) and a QRC rail-freight ferry operation for a total acquisition cost of $50 million, paid with cash on hand. The acquisition included:

(i)	Chemin de fer de la Matapedia et du Golfe, a 221-mile short-line railway;

(ii)	New Brunswick East Coast Railway, a 196-mile short-line railway;

(iii)	Ottawa Central Railway, a 123-mile short-line railway; and

(iv)	Compagnie de gestion de Matane Inc., a rail ferry which provides shuttle boat-rail freight service.

This acquisition was accounted for using the purchase method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the date of acquisition.

Disposal of property

2010
Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168  million before transaction costs, of which $24 million placed in escrow at the time of disposal was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152  million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2009
Lower Newmarket subdivision
In November 2009, the Company entered into an agreement with Metrolinx to sell the property known as the Lower Newmarket subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $71  million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $69 million ($59 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157  million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements

Accounts receivable securitization program
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. Since the fourth quarter of 2009, the Company has gradually reduced the program limit, which will stand at $100 million until the expiry of the program, to reflect the anticipated reduction in the use of the program.

The Company is subject to customary requirements that include reporting requirements as well as compliance to specified ratios, for which failure to comply with could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors its requirements and is currently not aware of any trends, events or conditions that could cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. Under the terms of the agreement, the Company may change the percentage of co-ownership interest sold at any time. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

As at December 31, 2010, the Company had no receivables sold under this program. As at December 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million and recorded retained interest of approximately 10% in Other current assets.

30	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 17 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 11 – Stock plans, to the Company’s Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the years ended December 31, 2010, 2009 and 2008:

In millions	Year ended December 31,	2010	2009	2008
Cash settled awards
Restricted share unit plan		$77	$43	$33
Vision 2008 Share Unit Plan		N/A	N/A	(10)
Voluntary Incentive Deferral Plan		18	33	(10)
		95	76	13
Stock option awards		9	14	14
Total stock-based compensation expense		$104	$90	$27
Tax benefit recognized in income		$27	$26	$7

Financial instruments

In the normal course of business, the Company is exposed to various risks such as customer credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2010, the Company did not have any significant derivative financial instruments outstanding. See Note 18 – Financial instruments, to the Company’s Annual Consolidated Financial Statements for a discussion of such risks.

Payments for income taxes

The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, tax installments in a given year are generally based on the prior year’s pretax income whereas in the U.S., they are based on forecasted pretax income of that year.

In 2010, net payments to Canadian tax authorities were $171  million ($251  million in 2009) and net payments to U.S. tax authorities were $43 million ($6 million net refunds received in 2009). For the 2011 fiscal year, the Company’s net income tax payments are expected to be in the range of $440  million, an increase as compared to 2010 mainly due to installments for Canadian taxes based on higher pretax income as well as the final payment owing for the 2010 fiscal year.

See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statement.

U.S. GAAP	2010 Annual Report	31

Management’s Discussion and Analysis

Common shares

Share repurchase programs
In January 2010, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 15.0 million common shares to the end of December 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.

The following table provides the activity under such share repurchase program, as well as the share repurchase programs of the prior years:

In millions, except per share data

Year ended December 31,	2010	2009	2008
January 2010 - December 2010 program
Number of common shares (1)	15.0	N/A	N/A
Weighted-average price per share (2)	$60.86	N/A	N/A
Amount of repurchase	$913	N/A	N/A
July 2008 - July 2009 program
Number of common shares	N/A	-	6.1
Weighted-average price per share (2)	N/A	$-	$54.42
Amount of repurchase	N/A	$-	$331
July 2007 - June 2008 program
Number of common shares (1)	N/A	N/A	13.3
Weighted-average price per share (2)	N/A	N/A	$51.91
Amount of repurchase	N/A	N/A	$690
Total for the year
Number of common shares (1)	15.0	-	19.4
Weighted-average price per share (2)	$60.86	$-	$52.70
Amount of repurchase	$913	$-	$1,021

(1)	Includes common shares purchased pursuant to private agreements between the Company and arm's-length third-party sellers.
(2)	Includes brokerage fees.

On January 24, 2011, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 16.5  million common shares between January 28, 2011 and December 31, 2011 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange. In addition, the Company’s Board of Directors has approved an increase of 20% to the quarterly dividend to common shareholders, from $0.2700 to $0.3250.

Outstanding share data
As at February 9, 2011, the Company had 459.5 million common shares and 9.1 million stock options outstanding.

Recent accounting pronouncement

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the fiscal years beginning on or after January 1, 2011. However, National Instrument 52-107 issued by the Ontario Securities Commission allows foreign issuers, as defined by the U.S. Securities and Exchange Commission (SEC), such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company has decided not to report under IFRS by 2011 and to continue reporting under U.S. GAAP. The SEC has issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers which stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC make such a decision, the Company will convert its reporting to IFRS at such time.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

32	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. The Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

At December 31, 2010, 2009 and 2008, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2010	2009	2008
Balance January 1	$178	$189	$196
Accruals and other	59	48	42
Payments	(37)	(59)	(49)
Balance December 31	$200	$178	$189
Current portion - Balance December 31	$39	$34	$35

Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations.

For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury claims, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, CN’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the study includes the projection of CN’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.

External actuarial studies reflecting favorable claims development over the years have supported net reductions to the Company’s provision for U.S. personal injury and other claims of $19 million, $60 million and $28 million in 2010, 2009 and 2008, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on reducing frequency and severity of non-occupational disease claims through injury prevention and containment; mitigation of claims; and lower settlements for existing claims.

At December 31, 2010, 2009 and 2008, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2010	2009	2008
Balance January 1	$166	$265	$250
Accruals and other	7	(46)	57
Payments	(27)	(53)	(42)
Balance December 31	$146	$166	$265
Current portion - Balance December 31	$44	$72	$83

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 7% change in the asbestos average claim cost or a 1% change in the inflation trend rate would result in an increase or decrease of approximately $3 million in the liability recorded for unasserted asbestos claims.

Environmental matters
Known existing environmental concerns
The Company has identified approximately 295 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well

U.S. GAAP	2010 Annual Report	33

Management’s Discussion and Analysis

as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. The Company also accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. As a result, it is not practical to quantitatively describe the effects of changes to these many assumptions and judgments. However, the Company consistently applies its methodology of estimating its environmental liabilities and records adjustments to initial estimates as additional information becomes available.

The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2010, 2009 and 2008, the Company’s provision for specific environmental sites was as follows:

In millions	2010	2009	2008
Balance January 1	$103	$125	$111
Accruals and other	67	(7)	29
Payments	(20)	(15)	(15)
Balance December 31	$150	$103	$125
Current portion - Balance December 31	$34	$38	$30

The Company anticipates that the majority of the liability at December 31, 2010 will be paid out over the next five years. However, some costs may be paid out over a longer period. In 2010, the Company accrued remediation costs associated with alleged contamination that are expected to be partly recoverable from third parties. A receivable has been recorded in Intangible and other assets for such recoverable amount. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

34	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and cleanup requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses for environmental matters amounted to $23 million in 2010, $11 million in 2009 and $10 million in 2008. For 2011, the Company expects to incur operating expenses relating to environmental matters in the same range as in 2010. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $14  million in 2010 and $9  million in both 2009 and 2008. For 2011, the Company expects to incur capital expenditures relating to environmental matters in the same range as in 2010.

Depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the STB and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual service lives differing from the Company’s estimates.

A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite service life of the Company’s fixed asset base would impact annual depreciation expense by approximately $20 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. The Company is undertaking depreciation studies of its Canadian properties and its U.S. rolling stock and equipment, and expects to finalize these studies by the first quarter of 2011. A portion of the study of Canadian properties was completed in 2010 and resulted in an annual increase of approximately $20 million to depreciation expense. In 2008, the Company had also completed a depreciation study of its Canadian properties that resulted in an increase in depreciation expense of $20 million for the 12-month period ended December 31, 2008 compared to the same period in 2007.

In 2010, the Company recorded total depreciation expense of $833  million ($789  million in 2009 and $723  million in 2008). At December 31, 2010, the Company had Properties of $22,917 million, net of accumulated depreciation of $9,553 million ($22,630  million in 2009, net of accumulated depreciation of $9,309 million). Additional disclosures are provided in Note 5 – Properties, to the Company’s Annual Consolidated Financial Statements.

U.S. generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

U.S. GAAP	2010 Annual Report	35

Management’s Discussion and Analysis

Pensions and other postretirement benefits
The Company’s plans have a measurement date of December 31. The following table shows the Company’s pension asset, pension liability and other postretirement benefits liability at December 31, 2010 and 2009:

In millions	December 31,	2010	2009
Pension asset		$442	$846
Pension liability		$245	$222
Other postretirement benefits liability		$283	$268

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)
The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by FASB ASC 715 “Compensation – Retirement Benefits.” Under the standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, the standard allows for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company amortizes these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

For the years ended December 31, 2010, 2009 and 2008, the consolidated net period benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	Year ended December 31,	2010	2009	2008

Net periodic benefit cost (income)
for pensions		$(70)	$(34)	$(48)

Net periodic benefit cost for other
postretirement benefits		$18	$19	$12

At December 31, 2010 and 2009, the projected pension benefit obligation and accumulated other postretirement benefit obligation (APBO) were as follows:

In millions	December 31,	2010	2009
Projected pension benefit obligation		$14,895	$13,708

Accumulated other postretirement
benefit obligation		$283	$268

Discount rate assumption
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 5.32%, based on bond yields prevailing at December 31, 2010 (6.19% at December 31, 2009) was considered appropriate by the Company to match the approximately 10-year average duration of estimated future benefit payments. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.

The Company amortizes net actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold. For the year ended December 31, 2010, the Company recorded a net actuarial loss of $905  million on its pension plans, increasing the net actuarial loss recognized in Accumulated other comprehensive loss to $1,185 million ($280 million in 2009). The increase in the net actuarial loss was primarily due to the negative liability experience resulting from the decrease in the discount rate from 6.19% to 5.32%, partially offset by the difference in the actual and expected return on plan assets for the year ended December 31, 2010.

For the year ended December 31, 2010, a 0.25% decrease in the 5.32% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $370 million to the funded status for pensions and an increase of approximately $25 million to the 2011 net periodic benefit cost. A 0.25% increase in the discount rate would have resulted in an increase of approximately $360 million to the funded status for pensions and an increase of approximately $5 million to the 2011 net periodic benefit cost.

36	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Expected long-term rate of return assumption
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2010, the Company used a long-term rate of return assumption of 7.75% on the market-related value of plan assets to compute net periodic benefit cost. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which for the CN Pension Plan at December 31, 2010 was above the market-related value of assets by $363 million, net periodic benefit income would have increased by approximately $30  million for 2010, assuming all other assumptions remained constant. Effective January 1, 2011, the Company will reduce the expected long-term rate of return on plan assets from 7.75% to 7.50% to reflect management’s current view of long-term investment returns. The effect of this change in management’s assumption will be to decrease 2011 net periodic benefit income by approximately $20 million.

The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset class mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The Policy mix in 2010 was: 2% cash and short-term investments, 38% bonds, 47% equities, 4% real estate, 5% oil and gas and 4% infrastructure assets.

Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using Policy asset mix and the performance of the benchmark indices.

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2010, the CN Pension Plan earned an annual average rate of return of 6.49%.

The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2010	2009	2008	2007	2006
Actual	8.7%	10.8%	(11.0%)	8.0%	10.7%
Market-related value	4.8%	6.5%	7.8%	12.7%	11.4%
Expected	7.75%	7.75%	8.00%	8.00%	8.00%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $85 million. Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit cost (income) for pensions for 2011
In 2011, the Company expects its net periodic benefit income to increase by approximately $15 million mainly due to a decrease in the discount rate used, from 6.19% to 5.32%.

Plan asset allocation
Based on the fair value of the assets held as at December 31, 2010, the assets of the Company’s various plans are comprised of 3% in cash and short-term investments, 25% in bonds, 1% in mortgages, 50% in equities, 2% in real estate assets, 8% in oil and gas, 4% in infrastructure, and 7% in absolute return investments. The long-term asset allocation percentages are not expected to differ materially from the current composition. See Note 12 - Pensions and other postretirement benefits, to the Company’s Annual Consolidated Financial Statements for information on the fair value measurements of such assets.

A significant portion of the plans’ assets is invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans’ investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with future market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

U.S. GAAP	2010 Annual Report	37

Management’s Discussion and Analysis

Rate of compensation increase and health care cost trend rate
The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2010, a rate of compensation increase of 3.5% was used to determine the projected benefit obligation and the net periodic benefit cost.

For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 11% in 2010, and it is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

For the year ended December 31, 2010, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Funding of pension plans
For all pension plans, the funded status is calculated under generally accepted accounting principles. For funding of the Company’s Canadian pension plans, the funded status is also calculated under going-concern and solvency scenarios under guidance issued by the Canadian Institute of Actuaries (CIA). The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations, which for the Company’s Canadian pension plans, will be required annually starting with the actuarial valuation as at December 31, 2011.

The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2008 and indicated a funding excess on a going-concern and solvency basis. For this valuation, the Company elected to smooth investment returns over five years, to assess the solvency basis of its plan assets. Prior to such election, the Company was using the market-value approach to assess the solvency basis of its plan assets which would have indicated a solvency deficit. Based on this actuarial valuation of the CN Pension Plan, filed by the Company as at December 31, 2008, as well as the latest actuarial valuations of its other plans, the Company expects to make contributions of approximately $115 million in 2011 for all its pension plans. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2011 funding obligations.

Adverse changes to the assumptions used to calculate the Company’s funding status, particularly the discount rate, as well as changes to existing federal pension legislation could significantly impact the Company’s future contributions.

Information disclosed by major pension plan
The following table provides the Company’s plan assets by category, projected benefit obligation at end of year, and Company and employee contributions by major defined benefit pension plan:

		CN	BC Rail Ltd	U.S. and
In millions	December 31, 2010	Pension Plan	Pension Plan	other plans	Total
Plan assets by category
Cash and short-term investments		$400	$23	$6	$429
Bonds		3,499	158	58	3,715
Mortgages		197	7	1	205
Equities		7,248	244	128	7,620
Real estate		306	11	1	318
Oil and gas		1,099	39	3	1,141
Infrastructure		584	21	2	607
Absolute return		986	33	4	1,023
Other		24	1	9	34
Total plan assets		$14,343	$537	$212	$15,092
Projected benefit obligation at end of year		$13,941	$504	$450	$14,895
Company contributions in 2010		$385	$6	$20	$411
Employee contributions in 2010		$50	$-	$-	$50

Additional disclosures are provided in Note 12 – Pensions and other postretirement benefits, to the Company’s Annual Consolidated Financial Statements.

38	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2010, it is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2010, the total amount of gross unrecognized tax benefits was $57 million, before considering tax treaties and other arrangements between taxation authorities, of which $19 million related to accrued interest and penalties. The amount of net unrecognized tax benefits as at December 31, 2010 was $30 million. If recognized, all of the net unrecognized tax benefits would affect the effective tax rate. In Canada, the Company’s income tax returns filed for the years 2004 to 2009 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2006 to 2009 remain subject to examination by the taxation authorities. The Company believes that its provisions for income taxes at December 31, 2010 are adequate pertaining to any future assessments from the taxation authorities.

The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for personal injury claims and other reserves, other postretirement benefits liability, and net operating losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and the net pension asset. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $29 million in 2010.

From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2009 and 2008 and resulted in a deferred income tax recovery of $126 million and $23 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.

For the year ended December 31, 2010, the Company recorded total income tax expense of $772  million ($407  million in 2009 and $650  million in 2008), of which $418  million was a deferred income tax expense. In 2009, $138 million of the reported income tax expense was for deferred income taxes, and included a deferred income tax recovery of $157 million. Of this amount, $126 million resulted from the enactment of lower provincial corporate income tax rates, $16 million resulted from the recapitalization of a foreign investment, and $15 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. In 2008, $230 million of the reported income tax expense was for deferred income taxes, and included a deferred income tax recovery of $117 million. Of this amount, $83 million resulted from the resolution of various income tax matters and adjustments related to tax filings of previous years; $23  million from the enactment of corporate income tax rate changes in Canada; and $11 million from net capital losses arising from the reorganization of a subsidiary. The Company’s net deferred income tax liability at December 31, 2010 was $5,099 million ($5,014 million at December 31, 2009). Additional disclosures are provided in Note 14 – Income taxes, to the Company’s Annual Consolidated Financial Statements.

Business risks
In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, and transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River.

U.S. GAAP	2010 Annual Report	39

Management’s Discussion and Analysis

In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.

Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers, including the recent situation in the North American and global economies, can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.

The level of consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.

There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques, evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.

While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, and reputation in a particular quarter or fiscal year.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory, and occasionally, punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of

40	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2010, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at December 31, 2010, CN employed a total of 15,462 employees in Canada, of which 11,782 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the collective agreements remain in effect until the bargaining process has been exhausted as per the Canada Labour Code.

On March 18, 2010, an arbitration decision was issued setting out the terms and conditions of the new collective agreements between CN and the Teamsters Canada Rail Conference (TCRC), covering approximately 1,500 locomotive engineers (representing approximately 90% of the locomotive engineers). These collective agreements will expire on December 31, 2011. This decision concluded the bargaining process initiated by the parties in September 2008. In December 2009, the parties had agreed to end a five-day strike by submitting two outstanding issues, general wage increases and improvements to existing benefits, to binding arbitration.

On March 23, 2010, CN initiated the bargaining process for the renewal of four collective agreements applicable to approximately 3,000 conductors, trainmen and yardmen (CTY), represented by the TCRC-CTY, which were to expire on July 22, 2010. On October 1, 2010, a tentative agreement was reached with the TCRC-CTY for a three year renewal of the collective agreements. The agreement was ratified on November 15, 2010. The new collective agreements will expire on July 22, 2013.

On May 10, 2010, the new collective agreement reached by CN and the TCRC covering approximately 200 rail traffic controllers was ratified. The three-year agreement is retroactive to January 1, 2009.

On May 30, 2010, the tentative agreements reached between CN and the TCRC representing maintenance-of-way employees working on the Chemin de fer de la Matapedia et du Golfe, Ottawa Central Railway and New Brunswick East Coast Railway shortlines were ratified. The three-year agreements are retroactive to January 1, 2009. On October 13, 2010, the TCRC ratified the tentative agreement reached on July 21, 2010, covering conductors and locomotive engineers working on the Chemin de fer de la Matapedia et du Golfe and New Brunswick East Coast Railway shortlines.

On July 19, 2010 and November 26, 2010, the tentative agreements reached between CN and the TCRC and TCRC-CTY for the renewal of the collective agreements covering conductors and locomotive engineers, respectively, working on the Chemin de fer d’intérêt local/Northern Quebec Territory were ratified. The conductors’ agreement is retroactive to December 15, 2007 and the locomotive engineers’ agreement is retroactive to December 15, 2009.

On September 1, 2010, CN and the Canadian Auto Workers (CAW) initiated the bargaining process for the renewal of four collective agreements applicable to clerical and intermodal employees, shopcraft mechanics and electricians, excavator operators and owner operator truck drivers working for a CN subsidiary, which were to expire on December 31, 2010. On October 14, 2010, the CAW filed notices of dispute with the Minister of Labour who appointed two conciliation officers. On January 24, 2011, the parties reached tentative agreements for all groups, canceling the strike notice that had been received on January 22, 2011. The agreements are presently out for ratification, which is expected before the end of February 2011.

Disputes with bargaining units could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lock-outs or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at December 31, 2010, CN employed a total of 6,817 employees in the United States, of which 5,624 were unionized employees.

As of February 2011, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); Illinois Central Railroad Company (ICRR); companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); EJ&E; and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC). The WC rail traffic controllers became represented in May 2008 and are currently in the process of negotiating their first agreement. Agreements in place have various moratorium provisions, ranging from 2004 to 2014, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE, PCD and EJ&E have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

U.S. GAAP	2010 Annual Report	41

Management’s Discussion and Analysis

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.

On August 12, 2008, Transport Canada announced the Terms of Reference for the Rail Freight Service Review to examine the services offered by CN and CP to Canadian shippers and customers. The review was conducted in two phases. Phase 1 consisted of analytical work to achieve a better understanding of the state of rail service. Phase 2 commenced on September 23, 2009 with the appointment of a panel to develop recommendations in consultation with stakeholders. Over 100 public submissions were made, including three from CN, in response to the panel’s invitation to all interested parties to provide written submissions. The panel issued an interim report on October 8, 2010, and filed its final report and recommendations with the Minister of Transport and Infrastructure in December 2010. This report will be released to the public in early 2011.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s results of operations or financial position.

Economic regulation – U.S.
The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.

The STB has undertaken proceedings in a number of areas in recent years, on issues including fuel surcharges assessed by rail carriers, including the Company and the majority of other large railroads operating within the U.S., computed as a percentage of the base rate for service; rate dispute resolution procedures for medium-sized and smaller rate disputes; and the methodology for calculating the cost of equity component of the industry cost of capital that is used in various regulatory proceedings. The STB also announced in 2010 that it would be examining in 2011 the commodities and forms of service currently exempt from STB regulation and the liability of third parties for rail car demurrage. In 2011, the STB announced that it would be holding a hearing in May 2011 on the current state of competition in the railroad industry.

As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. The STB started assessing, in the third quarter of 2010, compliance with the standard based on metrics issued by the FRA on May 12, 2010. If the STB determines that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. During the 111th Congress (2009 – 2010), legislation to repeal the railroad industry’s limited antitrust exemptions was introduced in both Houses of Congress and was approved by the Senate and House Judiciary Committees. Broader legislation to modify the system of economic regulation of the railroad industry was introduced and approved by the Senate Commerce Committee on December 17, 2009. If enacted, these bills would have made significant changes to the economic regulatory system governing rail operations in the United States. The 111th Congress adjourned without taking final action on this legislation, but there is no assurance that similar legislation will not be introduced in 2011 and progress through the legislative process.

The acquisition of the EJ&E in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line (see Contractual

42	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

obligations section of this MD&A). The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice.

The STB also imposed a five-year monitoring and oversight condition, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. In early 2010, the STB directed an audit of the Company’s EJ&E operational and environmental mitigation reports and released the results of the audit to the public in April 2010. The audit generally confirmed CN’s compliance with the STB’s reporting conditions and its cooperation with local communities to mitigate the adverse impacts of additional traffic expected as a result of the EJ&E transaction. However, the audit recommended clarification of reporting requirements for blocked crossings on the EJ&E line. Based on the audit and subsequent direction by the STB, CN provided requested information to the STB on April 26, 2010. On April 28, 2010, the STB held a hearing to review CN’s reporting on blocked crossing occurrences along the EJ&E line. On December 21, 2010, the STB concurred with the audit’s findings as to CN’s general compliance with the reporting and mitigation conditions it had imposed. The STB indicated that it will continue monitoring blocked crossings occurrences, asked for additional information from CN on certain crossing areas for future quarterly environmental reports, and indicated it would conduct another audit in 2011. The STB also extended the original monitoring and oversight condition for an additional year. In a separate decision, the STB imposed a US$250,000 civil penalty on CN based on its finding that the Company breached the Board’s oversight requirement that it report all blocked crossing occurrences of 10 minutes or more on the EJ&E line, regardless of cause.

Although the STB granted the Company’s application to acquire control of the EJ&E in 2009, challenges have been made by certain communities as to the sufficiency of the EIS which, if successful, could result in further consideration of the environmental impact of the transaction and mitigation conditions imposed. The Company strongly disputes the merit of these challenges, and has intervened in support of the STB’s defense against them.

The final outcome of such challenges, as well as the resolution of matters that could arise during the STB’s remaining five-year oversight of the transaction, cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels. On August 28, 2009, the EPA issued a proposed rule to extend an ongoing rule-making to limit sulfur emissions for ocean-going vessels to operations in the Great Lakes. The EPA’s proposed rule would have had an adverse impact on the Company’s Great Lakes Fleet operations. The Company’s U.S.-flag vessel operator filed comments on September 28, 2009 in the proceeding. On December 22, 2009, the EPA issued its final emissions regulations, which addressed many of Great Lakes Fleet’s concerns. In addition, the U.S. Coast Guard on August 28, 2009 proposed to amend its regulations on ballast water management; the Company’s U.S.-flag vessel operator is participating in this rulemaking proceeding.

No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Safety regulation – Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act (Act), as well as the rail portions of other safety-related statutes. The following actions have been taken by the federal government:

(i)
In 2008, a full review of the Railway Safety Act was conducted by the Railway Safety Act Review Panel (Review Panel) and their report has been tabled in the House of Commons. The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound.

(ii)
On June 4, 2010, the Minister of Transport tabled Bill C-33 proposing a number of amendments to the Railway Safety Act addressing the recommendations made by the Review Panel. The amendments will require all companies operating a railway under federal jurisdiction to obtain a safety-based railway operating certificate. Bill C-33 also proposes to introduce administrative monetary penalties for violations of designated provisions of the Act or regulations and increases the maximum amount of judicial penalties for contraventions of the Act. Bill C-33 passed second reading in the House of Commons on December 8, 2010, and will be sent to Committee early in 2011.

U.S. GAAP	2010 Annual Report	43

Management’s Discussion and Analysis

Safety regulation – U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation hazardous materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The Company continues to analyze the impact of this requirement on its network and is taking steps to ensure implementation in accordance with the new law. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. Implementation costs associated with PTC are estimated to be approximately US$220 million. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and working with the FRA to ensure that its operations conform to the law’s requirements.

No assurance can be given that these or any future regulatory initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Security
The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i)	Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii)	The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii)
Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the United States. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv)	Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic-by-inhalation (TIH) hazardous materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i)
The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii)
The TSA requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii)	The PHMSA has issued regulations to enhance the crashworthiness protection of tank cars used to transport TIH and to limit the operating conditions of such cars.

(iv)
In Canada, the Transportation of Dangerous Goods Act establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

44	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Other risks
Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/ or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance coverage and premiums could also increase significantly or become unavailable.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company’s credit ratings could hinder the Company’s access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Pension funding
Overall return in the capital markets and the level of interest rates affect the funded status of the Company’s pension plans, particularly the Company’s main pension plan, the CN Pension Plan. For accounting purposes, the funded status of all pension plans is calculated at the measurement date under generally accepted accounting principles, which for the Company is December 31. For funding purposes, the funded status of the Canadian pension plans is also calculated under going-concern and solvency scenarios under guidance issued by the Canadian Institute of Actuaries to determine the contribution level. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funded status of the plans and the Company’s results of operations. As such, in 2010, the Company made voluntary contributions of $300  million in excess of the current service cost to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations. Due to recent legislative changes, actuarial valuations which were generally required on a triennial basis, will be required on an annual basis as at December 31, 2011 for the CN Pension Plan. The federal pension legislation allows for funding of deficits, if any, to be paid over a number of years.

U.S. GAAP	2010 Annual Report	45

Management’s Discussion and Analysis

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 45% of its workforce will be eligible to retire or leave through normal attrition within the next five-year period. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $5 million to $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has a disaster recovery plan in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought and hurricanes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company’s operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company’s capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could (a) affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy; (b) make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and (c) increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

46	Canadian National Railway Company	U.S. GAAP

Management’s Discussion and Analysis

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2010, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

During the fourth quarter ended December 31, 2010, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2010, management has assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2010, and issued Management’s Report on Internal Control over Financial Reporting dated February 9, 2011 to that effect.

The Company’s 2010 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
February 9, 2011

U.S. GAAP	2010 Annual Report	47

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2010.

KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 and has also expressed an unqualified audit opinion on the Company’s 2010 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 9, 2011.

“CLAUDE MONGEAU”
[signed]

Claude Mongeau
President and Chief Executive Officer

February 9, 2011

“LUC JOBIN”
[signed]

Luc Jobin
Executive Vice-President and Chief Financial Officer

February 9, 2011

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with generally accepted accounting principles in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 9, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

“KPMG LLP”*
[signed]

KPMG LLP*
Chartered Accountants

Montreal, Canada
February 9, 2011

*CA Auditor permit no. 23443

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

48	Canadian National Railway Company	U.S. GAAP

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 9, 2011 expressed an unqualified opinion on those consolidated financial statements.

“KPMG LLP”*
[signed]

KPMG LLP*
Chartered Accountants

Montreal, Canada
February 9, 2011

*CA Auditor permit no. 23443

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

U.S. GAAP	2010 Annual Report	49

Consolidated Statement of Income

In millions, except per share data	Year ended December 31,	2010	2009	2008
Revenues		$8,297	$7,367	$8,482

Operating expenses
Labor and fringe benefits		1,744	1,696	1,674
Purchased services and material		1,036	1,027	1,137
Fuel		1,048	820	1,456
Depreciation and amortization		834	790	725
Equipment rents		243	284	262
Casualty and other		368	344	334

Total operating expenses		5,273	4,961	5,588

Operating income		3,024	2,406	2,894
Interest expense		(360)	(412)	(375)
Other income (Note 13)		212	267	26

Income before income taxes		2,876	2,261	2,545
Income tax expense (Note 14)		(772)	(407)	(650)

Net income		$2,104	$1,854	$1,895
Earnings per share (Note 16)
Basic		$4.51	$3.95	$3.99
Diluted		$4.48	$3.92	$3.95
Weighted-average number of shares
Basic		466.3	469.2	474.7
Diluted		470.1	473.5	480.0

See accompanying notes to consolidated financial statements.

50	Canadian National Railway Company	U.S. GAAP

Consolidated Statement of Comprehensive Income

In millions	Year ended December 31,	2010	2009	2008
Net income		$2,104	$1,854	$1,895

Other comprehensive income (loss) (Note 19)
Foreign exchange gain (loss) on:
Translation of the net investment in foreign operations		(330)	(998)	1,259
Translation of US dollar-denominated long-term debt designated as
a hedge of the net investment in U.S. subsidiaries		315	976	(1,266)
Pension and other postretirement benefit plans (Note 12):
Net actuarial loss arising during the year		(931)	(868)	(452)
Prior service cost arising during the year		(5)	(2)	(3)
Amortization of net actuarial loss (gain) included in net periodic benefit cost (income)		1	2	(2)
Amortization of prior service cost included in net periodic benefit cost (income)		2	5	21
Derivative instruments (Note 18)		(1)	-	-

Other comprehensive loss before income taxes		(949)	(885)	(443)

Income tax recovery		188	92	319

Other comprehensive loss		(761)	(793)	(124)

Comprehensive income		$1,343	$1,061	$1,771

See accompanying notes to consolidated financial statements.

U.S. GAAP	2010 Annual Report	51

Consolidated Balance Sheet

In millions	December 31,	2010	2009

Assets

Current assets
Cash and cash equivalents		$490	$352
Accounts receivable (Note 4)		775	797
Material and supplies		210	170
Deferred income taxes (Note 14)		53	105
Other		62	66
Total current assets		1,590	1,490

Properties (Note 5)		22,917	22,630
Intangible and other assets (Note 6)		699	1,056

Total assets		$25,206	$25,176

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other (Note 7)		$1,366	$1,167
Current portion of long-term debt (Note 9)		540	70
Total current liabilities		1,906	1,237

Deferred income taxes (Note 14)		5,152	5,119
Other liabilities and deferred credits (Note 8)		1,333	1,196
Long-term debt (Note 9)		5,531	6,391

Shareholders’ equity
Common shares (Note 10)		4,252	4,266
Accumulated other comprehensive loss (Note 19)		(1,709)	(948)
Retained earnings		8,741	7,915

Total shareholders’ equity		11,284	11,233

Total liabilities and shareholders’ equity		$25,206	$25,176

On behalf of the Board:

David G. A. McLean	Claude Mongeau
Director	Director

See accompanying notes to consolidated financial statements.

52	Canadian National Railway Company	U.S. GAAP

Consolidated Statement of Changes in Shareholders’ Equity

			Accumulated
	Issued and		other		Total
	outstanding	Common	comprehensive	Retained	shareholders’
In millions	common shares	shares	loss	earnings	equity

Balances at December 31, 2007	485.2	$4,283	$(31)	$5,925	$10,177

Net income	-	-	-	1,895	1,895
Stock options exercised and other (Notes 10, 11)	2.4	68	-	-	68
Share repurchase programs (Note 10)	(19.4)	(172)	-	(849)	(1,021)
Other comprehensive loss (Note 19)	-	-	(124)	-	(124)
Dividends ($0.92 per share)	-	-	-	(436)	(436)

Balances at December 31, 2008	468.2	4,179	(155)	6,535	10,559

Net income	-	-	-	1,854	1,854
Stock options exercised and other (Notes 10, 11)	2.8	87	-	-	87
Other comprehensive loss (Note 19)	-	-	(793)	-	(793)
Dividends ($1.01 per share)	-	-	-	(474)	(474)

Balances at December 31, 2009	471.0	4,266	(948)	7,915	11,233

Net income	-	-	-	2,104	2,104
Stock options exercised and other (Notes 10, 11)	3.4	124	-	-	124
Share repurchase program (Note 10)	(15.0)	(138)	-	(775)	(913)
Other comprehensive loss (Note 19)	-	-	(761)	-	(761)
Dividends ($1.08 per share)	-	-	-	(503)	(503)

Balances at December 31, 2010	459.4	$4,252	$(1,709)	$8,741	$11,284

See accompanying notes to consolidated financial statements.

U.S. GAAP	2010 Annual Report	53

Consolidated Statement of Cash Flows

In millions	Year ended December 31,	2010	2009	2008

Operating activities
Net income		$2,104	$1,854	$1,895
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		834	790	725
Deferred income taxes (Note 14)		418	138	230
Gain on disposal of property (Notes 5, 13)		(152)	(226)	-
Changes in operating assets and liabilities:
Accounts receivable (Note 4)		(3)	39	(432)
Material and supplies		(43)	32	(23)
Accounts payable and other		285	(204)	(127)
Other current assets		13	77	37
Other, net		(457)	(221)	(274)
Net cash provided by operating activities		2,999	2,279	2,031

Investing activities
Property additions		(1,586)	(1,402)	(1,424)
Acquisitions, net of cash acquired (Note 3)		-	(373)	(50)
Disposal of property (Note 5)		168	231	-
Other, net		35	107	74
Net cash used in investing activities		(1,383)	(1,437)	(1,400)

Financing activities
Issuance of long-term debt		-	1,626	4,433
Repayment of long-term debt		(184)	(2,109)	(3,589)
Issuance of common shares due to exercise of stock options and related excess
tax benefits realized (Note 11)		115	73	54
Repurchase of common shares (Note 10)		(913)	-	(1,021)
Dividends paid		(503)	(474)	(436)
Net cash used in financing activities		(1,485)	(884)	(559)
Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents		7	(19)	31
Net increase (decrease) in cash and cash equivalents		138	(61)	103
Cash and cash equivalents, beginning of year		352	413	310
Cash and cash equivalents, end of year		$490	$352	$413

Supplemental cash flow information
Net cash receipts from customers and other		$8,404	$7,505	$8,012
Net cash payments for:
Employee services, suppliers and other expenses		(4,334)	(4,323)	(4,935)
Interest		(366)	(407)	(396)
Personal injury and other claims (Note 17)		(64)	(112)	(91)
Pensions (Note 12)		(427)	(139)	(134)
Income taxes (Note 14)		(214)	(245)	(425)
Net cash provided by operating activities		$2,999	$2,279	$2,031

See accompanying notes to consolidated financial statements.

54	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

Canadian National Railway Company, together with its wholly owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1	Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation
These consolidated financial statements include the accounts of all subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues
Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. The allocation of revenues between reporting periods is based on the relative transit time in each period with expenses being recorded as incurred. Revenues related to non-rail transportation services are recognized as service is performed or as contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign currency
All of the Company’s United States (U.S.) operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (see Note 19 – Accumulated other comprehensive loss).

The Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable
Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. When a receivable is deemed uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited to the bad debt expense in the Consolidated Statement of Income. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies
Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

G. Properties
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other structures are capitalized to the extent they meet the Company’s capitalization criteria. Major overhauls and large refurbishments of equipment are also capitalized when they result in an extension to the service life or increase the functionality of the asset. Repair and maintenance costs are expensed as incurred.

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except

U.S. GAAP	2010 Annual Report	55

Notes to Consolidated Financial Statements

1	Summary of significant accounting policies continued

for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class.

In accordance with the group method of depreciation, upon sale or retirement of properties in the normal course of business, cost less net salvage value is charged to accumulated depreciation. As a result, no gain or loss is recognized in income under the group method as it is assumed that the assets within the group, on average, have the same life and characteristics and therefore, that gains or losses offset over time. For retirements of depreciable properties that do not occur in the normal course of business, a gain or loss may be recognized if the retirement varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.

Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant rail line sales are recognized in income when the asset meets the criteria for classification as held for sale, whereas losses resulting from significant rail line abandonments are recognized in the statement of income when the asset ceases to be used. Gains are recognized in income when they are realized.

The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

H. Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

I. Pensions
Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year;

(ii)	the interest cost of pension obligations;

(iii)	the expected long-term return on pension fund assets;

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and

(v)
the amortization of cumulative net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

J. Postretirement benefits other than pensions
The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.

The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

K. Personal injury and other claims
In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.

In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

L. Environmental expenditures

Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed unless they can contribute to current or future operations. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

56	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

M. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income or Other comprehensive income (loss). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

N. Derivative financial instruments

The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in net income or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

O. Stock-based compensation

The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards on a straight-line basis, over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. The Company also follows the fair value based approach for cash settled awards. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. See Note 11 – Stock plans, for the assumptions used to determine fair value and for other required disclosures.

P. Recent accounting pronouncement

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the fiscal year beginning on or after January 1, 2011. However, National Instrument 52-107 issued by the Ontario Securities Commission allows foreign issuers, as defined by the U.S. Securities and Exchange Commission (SEC), such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company has decided not to report under IFRS by 2011 and to continue reporting under U.S. GAAP. The SEC has issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers which stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC make such a decision, the Company will convert its reporting to IFRS at such time.

2	Accounting changes

Accounting standard updates effective in 2010 that were issued by the Financial Accounting Standards Board (FASB) had no significant impact on the Company’s consolidated financial statements.

2009
Business Combinations
On January 1, 2009, the Company adopted the new requirements of the FASB Accounting Standards Codification (ASC) 805, “Business Combinations,” relating to the accounting for business combinations (previously Statement of Financial Accounting Standards (SFAS) No. 141 (R)), which became effective for acquisitions with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Until December 31, 2008, the Company was subject to the requirements of SFAS No. 141, “Business Combinations,” which required that acquisition-related costs be included as part of the purchase cost of an acquired business. As such, the Company had reported acquisition-related costs in Other current assets pending the closing of its acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E), which had been subject to an extensive U.S. Surface Transportation Board (STB) approval process. On January 31, 2009, the Company completed its acquisition of the EJ&E and accounted for the acquisition under the revised standard. The Company incurred acquisition-related costs, including costs to obtain regulatory approval of approximately $49 million, which were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 pursuant to FASB ASC 805 requirements. At the time of adoption, this change in accounting policy had the effect of decreasing net income by $28 million ($0.06 per basic or diluted earnings per share) and Other current assets by $46 million. This change had no effect on the Consolidated Statement of Cash Flows. Disclosures prescribed by FASB ASC 805 are presented in Note 3 – Acquisitions.

U.S. GAAP	2010 Annual Report	57

Notes to Consolidated Financial Statements

3	Acquisitions

2009
On January 31, 2009, the Company acquired the principal rail lines of the EJ&E, a short-line railway that operated over 198 miles of track in and around Chicago, for a total cash consideration of US$300 million (C$373 million), paid with cash on hand. The Company accounted for the acquisition using the acquisition method of accounting pursuant to FASB ASC 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $49 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 (see Note 2 – Accounting changes).

The following table summarizes the consideration paid for EJ&E and the fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date:

In US millions	At January 31, 2009

Consideration
Cash	$300
Fair value of total consideration transferred	$300

Recognized amounts of identifiable assets
acquired and liabilities assumed
Current assets	$4
Properties	310
Current liabilities	(4)
Other noncurrent liabilities	(10)
Total identifiable net assets	$300

The 2009 revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to December 31, 2009, were $74 million and $12 million, respectively.

2008
The Company acquired the three principal railway subsidiaries of the Quebec Railway Corp. (QRC) and a QRC rail-freight ferry operation for a total acquisition cost of $50 million, paid with cash on hand. The acquisition included:

(i)	Chemin de fer de la Matapedia et du Golfe, a 221-mile short-line railway;

(ii)	New Brunswick East Coast Railway, a 196-mile short-line railway;

(iii)	Ottawa Central Railway, a 123-mile short-line railway; and

(iv)	Compagnie de gestion de Matane Inc., a rail ferry which provides shuttle boat-rail freight service.

This acquisition was accounted for using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations.” As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the date of acquisition.

4	Accounts receivable

In millions	December 31,	2010	2009
Freight		$585	$567
Non-freight		211	264
Gross accounts receivable		796	831
Allowance for doubtful accounts		(21)	(34)

Net accounts receivable		$775	$797

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. Since the fourth quarter of 2009, the Company has gradually reduced the program limit, which will stand at $100 million until the expiry of the program, to reflect the anticipated reduction in the use of the program. The trust is a multi-seller trust and the Company is not the primary beneficiary. The trust was established in Ontario, Canada by a Canadian bank to acquire receivables and interests in other financial assets from a variety of originators. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes. The notes are secured by, and recourse is limited to, the assets purchased using the proceeds of the notes.

Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet.

The Company retains the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The average servicing period is approximately one month. During 2010, there were no proceeds from collections reinvested in the securitization program as there was no activity under the program. During 2009, $151 million of proceeds from collections was reinvested in the securitization program and $4 million of previously transferred accounts receivable was purchased. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

As at December 31, 2010, the Company had no receivables sold under this program. As at December 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million and recorded retained interest of approximately 10% in Other current assets.

Other income included nil in 2010, $1  million in 2009 and $10  million in 2008, for costs related to the agreement, which fluctuate with changes in prevailing interest rates (see Note 13 – Other income). These costs include interest, program fees and fees for unused committed availability.

58	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

5	Properties

In millions		December 31, 2010			December 31, 2009
	2010		Accumulated			Accumulated
	depreciation rate	Cost	depreciation	Net	Cost	depreciation	Net
Track and roadway (1)	2%	$24,568	$6,744	$17,824	$24,334	$6,618	$17,716
Rolling stock	3%	4,843	1,565	3,278	4,679	1,581	3,098
Buildings	2%	1,148	467	681	1,131	456	675
Information technology (2)	15%	854	330	524	797	255	542
Other	8%	1,057	447	610	998	399	599
Total properties including capital leases		$32,470	$9,553	$22,917	$31,939	$9,309	$22,630

Capital leases included in properties
Track and roadway (3)		$427	$43	$384	$417	$38	$379
Rolling stock		1,129	287	842	1,211	291	920
Buildings		108	13	95	109	11	98
Information technology		-	-	-	3	2	1
Other		130	28	102	105	29	76
Total capital leases included in properties		$1,794	$371	$1,423	$1,845	$371	$1,474

(1)	Includes the cost of land of $1,712 million and $1,791 million as at December 31, 2010 and 2009, respectively.
(2)	The Company capitalized $79 million in 2010 and $84 million in 2009 of internally developed software costs pursuant to ASC 350-40, “Intangibles – Goodwill and Other, Internal – Use Software.”
(3)	Includes $108 million of right-of-way access in both years.

Accounting policy for capitalization of costs
The Company’s railroad operations are highly capital intensive. The Company’s properties consist mainly of a large base of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company’s Track and roadway properties, and rolling stock. The Company’s capital expenditures are for the replacement of assets and for the purchase or construction of assets to enhance operations or provide new service offerings to customers. A large portion of the Company’s capital expenditures are for self-constructed properties including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.

Expenditures are generally capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. The Company has a process in place to determine whether its capital programs qualify for capitalization. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria. These basic capital programs are planned in advance and carried out by the Company’s engineering work force.

In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as detailed below:

•	Land: all purchases of land;
•	Grading: installation of road bed, retaining walls, drainage structures;
•	Rail and related track material: installation of 39 or more continuous feet of rail;
•	Ties: installation of 5 or more ties per 39 feet;
•	Ballast: installation of 171 cubic yards of ballast per mile.

Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

For the ballast asset, the Company also engages in “shoulder ballast undercutting” that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its average cost measured using the quantities of new ballast added.

For purchased assets, the Company capitalizes all costs necessary to make the asset ready for its intended use. Expenditures that are capitalized as part of self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs which are not charged directly to capital projects. These allocated costs include, but are not limited to, fringe benefits, small tools and supplies, machinery used on projects and project supervision. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.

U.S. GAAP	2010 Annual Report	59

Notes to Consolidated Financial Statements

5	Properties continued

Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that is related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.

Accounting policy for depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the STB and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

For the rail asset, the estimated service life is measured in millions of gross tons per mile and varies based on rail characteristics such as weight, curvature and metallurgy. The annual composite depreciation rate for rail assets is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons per mile. For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing, less the rail asset’s usage to date. The service life of the rail asset is increased incrementally as rail grinding is performed thereon. As such, the costs incurred for rail grinding are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by the rail grinding.

Disposal of property
2010
Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168  million before transaction costs, of which $24 million placed in escrow at the time of disposal was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152  million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2009
Lower Newmarket subdivision
In November 2009, the Company entered into an agreement with Metrolinx to sell the property known as the Lower Newmarket subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $71  million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $69 million ($59 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157  million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

60	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

6	Intangible and other assets

In millions	December 31,	2010	2009
Pension asset (Note 12)		$442	$846
Other receivables		101	67
Intangible assets (A)		54	58
Investments (B)		25	22
Other		77	63
Total intangible and other assets		$699	$1,056

A. Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions.

B. Investments
As at December 31, 2010, the Company had $21  million ($18 million as at December 31, 2009) of investments accounted for under the equity method and $4 million ($4 million as at December 31, 2009) of investments accounted for under the cost method.

7	Accounts payable and other

In millions	December 31,	2010	2009
Trade payables		$383	$309
Payroll-related accruals		292	250
Income and other taxes		170	75
Accrued interest		104	111
Accrued charges		97	87
Personal injury and other claims provisions (Note 17)		83	106
Stock-based incentives liability		37	48
Environmental provisions (Note 17)		34	38
Other postretirement benefits liability (Note 12)		18	18
Workforce reduction provisions		8	11
Other		140	114
Total accounts payable and other		$1,366	$1,167

8	Other liabilities and deferred credits

In millions	December 31,	2010	2009
Other postretirement benefits liability,
net of current portion (Note 12)		$265	$250
Personal injury and other claims provisions,
net of current portion		263	238
Pension liability (Note 12)		245	222
Stock-based incentives liability, net of current portion		162	116
Environmental provisions, net of current portion		116	65
Workforce reduction provisions, net of current portion (A)		28	31
Deferred credits and other		254	274
Total other liabilities and deferred credits		$1,333	$1,196

A. Workforce reduction provisions
The workforce reduction provisions, which relate to job reductions of prior years, including job reductions from the integration of acquired companies, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next few years. In 2010, net charges and adjustments increased the provisions by $10  million ($3  million for the year ended December 31, 2009). Payments have reduced the provisions by $16 million for the year ended December 31, 2010 ($17 million for the year ended December 31, 2009). As at December 31, 2010, the aggregate provisions, including the current portion, amounted to $36 million ($42 million as at December 31, 2009).

U.S. GAAP	2010 Annual Report	61

Notes to Consolidated Financial Statements

9	Long-term debt

			US dollar-	December 31,
			denominated
In millions		Maturity	amount	2010	2009

Debentures and notes: (A)

Canadian National series:
6.38%	10-year notes (B)	Oct. 15, 2011	$400	$398	$420
4.40%	10-year notes (B)	Mar. 15, 2013	400	398	420
4.95%	6-year notes (B)	Jan. 15, 2014	325	323	342
5.80%	10-year notes (B)	June 1, 2016	250	249	263
5.85%	10-year notes (B)	Nov. 15, 2017	250	249	263
5.55%	10-year notes (B)	May 15, 2018	325	323	342
6.80%	20-year notes (B)	July 15, 2018	200	199	210
5.55%	10-year notes (B)	Mar. 1, 2019	550	547	578
7.63%	30-year debentures	May 15, 2023	150	149	158
6.90%	30-year notes (B)	July 15, 2028	475	472	499
7.38%	30-year debentures (B)	Oct. 15, 2031	200	199	210
6.25%	30-year notes (B)	Aug. 1, 2034	500	497	526
6.20%	30-year notes (B)	June 1, 2036	450	448	473
6.71%	Puttable Reset Securities PURSSM (B)	July 15, 2036	250	249	263
6.38%	30-year debentures (B)	Nov. 15, 2037	300	298	315

Illinois Central series:
5.00%	99-year income debentures	Dec. 1, 2056	7	7	8
7.70%	100-year debentures	Sept. 15, 2096	125	124	131
Total US dollar-denominated debentures and notes			$5,157	5,129	5,421

BC Rail series:
Non-interest bearing 90-year subordinated notes (C)		July 14, 2094		842	842
Total debentures and notes				5,971	6,263

Other:
Capital lease obligations and other (D)				952	1,054
Total debt, gross				6,923	7,317

Less:
Net unamortized discount				852	856
Total debt (E) (1)				6,071	6,461

Less:
Current portion of long-term debt (E)				540	70
Total long-term debt				$5,531	$6,391

(1)	See Note 18 – Financial instruments, for the fair value of debt.

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

C. The Company records these notes as a discounted debt of $7 million, using an imputed interest rate of 5.75%. The discount of $835 million is included in the net unamortized discount.

D. During 2010, the Company recorded $132  million in assets it acquired through equipment leases ($75  million in 2009), for which an equivalent amount was recorded in debt.

Interest rates for capital lease obligations range from approximately 0.5% to 11.8% with maturity dates in the years 2011 through 2037. The imputed interest on these leases amounted to $342 million as at December 31, 2010 and $417 million as at December 31, 2009.

The capital lease obligations are secured by properties with a net carrying amount of $1,036 million as at December 31, 2010 and $1,081 million as at December 31, 2009.

62	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

E. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2010, for the next five years and thereafter, are as follows:

	Capital
In millions	leases	Debt	Total
2011 (1)	$142	$398	$540
2012	37	-	37
2013	65	396	461
2014	180	321	501
2015	75	-	75
2016 and thereafter	450	4,007	4,457
	$949	$5,122	$6,071

(1)	Current portion of long-term debt.

F. The aggregate amount of debt payable in US currency as at December 31, 2010 was US$5,914  million (C$5,882 million), including US$757 million relating to capital leases and other, and US$5,957  million (C$6,261 million), including US$800  million relating to capital leases and other, as at December 31, 2009.

Available financing arrangements

The Company has a US$1  billion revolving credit facility, expiring in October 2011, that the Company intends to replace with another credit agreement on or before the expiration date. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2010, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2009) and had letters of credit drawn of $436 million ($421 million as at December 31, 2009).

The Company’s commercial paper program enables it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2010 and 2009, the Company had no outstanding borrowings under its commercial paper program.

10	Capital stock

A. Authorized capital stock
The authorized capital stock of the Company is as follows:
•	Unlimited number of Common Shares, without par value
•	Unlimited number of Class A Preferred Shares, without par value, issuable in series
•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

B. Issued and outstanding common shares
The following table provides the activity of the issued and outstanding common shares of the Company for the last three years ended December 31, 2010:

In millions	Year ended December 31,	2010	2009	2008

Issued and outstanding common shares
at beginning of year		471.0	468.2	485.2

Number of shares repurchased through
buyback programs		(15.0)	-	(19.4)

Stock options exercised		3.4	2.8	2.4

Issued and outstanding common shares
at end of year		459.4	471.0	468.2

Share repurchase programs
In January 2010, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 15.0 million common shares to the end of December 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.

The following table provides the activity under such share repurchase program, as well as the share repurchase programs of the prior years:

In millions,	Year ended
except per share data	December 31,	2010	2009	2008

Number of common shares (1)		15.0	-	19.4
Weighted-average price per share (2)		$60.86	$-	$52.70
Amount of repurchase		$913	$-	$1,021

(1)	Includes common shares purchased pursuant to private agreements between the Company and arm's-length third-party sellers.
(2)	Includes brokerage fees.

U.S. GAAP	2010 Annual Report	63

Notes to Consolidated Financial Statements

11	Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A. Employee Share Investment Plan
The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, as well as the resulting expense recorded for the years ended December 31, 2010, 2009 and 2008:

Year ended December 31,	2010	2009	2008

Number of participants holding shares	14,997	14,152	14,114

Total number of ESIP shares purchased
on behalf of employees (millions)	1.3	1.6	1.5

Expense for Company contribution (millions)	$19	$18	$18

B. Stock-based compensation plans
The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the years ended December 31, 2010, 2009 and 2008:

In millions	Year ended December 31,	2010	2009	2008

Cash settled awards
Restricted share unit plan		$77	$43	$33
Vision 2008 Share Unit Plan		N/A	N/A	(10)
Voluntary Incentive Deferral Plan		18	33	(10)
		95	76	13
Stock option awards		9	14	14
Total stock-based compensation expense		$104	$90	$27

Tax benefit recognized in income		$27	$26	$7

(i) Cash settled awards
Restricted share units
The Company has granted restricted share units (RSUs), 0.5 mil-lion in 2010, 0.9 million in 2009 and 0.7 million in 2008, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital (ROIC) over the plan period. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 150% depending on the level of ROIC attained. Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period. The value of the payout is equal to the number of RSUs awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31 of the following year. As at December 31, 2010, 0.2 million RSUs remained authorized for future issuance under this plan.

On December 31, 2010, for the 2008 grant, the level of ROIC attained resulted in a performance vesting factor of approximately 82%. As the minimum share price condition was met, payout under the plan of approximately $37 million, calculated using the Company’s average share price during the 20-day period ending on January 31, 2011, will occur in the first quarter of 2011.

Vision 2008 Share Unit Plan (Vision)
In 2005, 0.9 million units had been granted to designated senior management employees under a special share unit plan with a four-year term to December 31, 2008. At December 31, 2008, the units partially vested; however, the payout condition related to the Company’s share price was not met. As such, no payout occurred and the units were subsequently cancelled.

Voluntary Incentive Deferral Plan
The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

64	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

The following table provides the 2010 activity for all cash settled awards:

	RSUs		VIDP
In millions	Nonvested	Vested	Nonvested	Vested

Outstanding at December 31, 2009	1.5	0.7	-	1.6
Granted (Payout)	0.5	(0.7)	-	(0.2)
Vested during year	(0.7)	0.7	-	0.1

Outstanding at December 31, 2010	1.3	0.7	-	1.5

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated			RSUs (1)				Vision (1)	VIDP (2)		Total
								2003
Year of grant	2010	2009	2008	2007	2006	2004	2005	onwards
Stock-based compensation expense (recovery)
recognized over requisite service period
Year ended December 31, 2010	$17	$34	$26	$-	N/A	N/A	N/A	$18		$95
Year ended December 31, 2009	N/A	$13	$3	$29	$(2)	N/A	N/A	$33		$76
Year ended December 31, 2008	N/A	N/A	$8	$(2)	$24	$3	$(10)	$(10)		$13

Liability outstanding
December 31, 2010	$17	$46	$37	N/A	N/A	N/A	N/A	$99		$199
December 31, 2009	N/A	$13	$11	$38	N/A	N/A	N/A	$102		$164

Fair value per unit
December 31, 2010 ($)	$49.65	$65.27	$66.35	N/A	N/A	N/A	N/A	$66.35		N/A

Fair value of awards vested during the year
Year ended December 31, 2010	$-	$-	$37	N/A	N/A	N/A	N/A	$1		$38
Year ended December 31, 2009	N/A	$-	$-	$38	N/A	N/A	N/A	$3		$41
Year ended December 31, 2008	N/A	N/A	$-	$-	$53	$3	$-	$4		$60

Nonvested awards at December 31, 2010
Unrecognized compensation cost	$18	$10	$-	N/A	N/A	N/A	N/A	$1		$29
Remaining recognition period (years)	2.0	1.0	N/A	N/A	N/A	N/A	N/A	N/A	(3)	N/A

Assumptions (4)
Stock price ($)	$66.35	$66.35	$66.35	N/A	N/A	N/A	N/A	$66.35		N/A
Expected stock price volatility (5)	25%	18%	N/A	N/A	N/A	N/A	N/A	N/A		N/A
Expected term (years) (6)	2.0	1.0	N/A	N/A	N/A	N/A	N/A	N/A		N/A
Risk-free interest rate (7)	1.67%	1.40%	N/A	N/A	N/A	N/A	N/A	N/A		N/A
Dividend rate ($) (8)	$1.08	$1.08	N/A	N/A	N/A	N/A	N/A	N/A		N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(4)	Assumptions used to determine fair value are at December 31, 2010.
(5)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(6)	Represents the remaining period of time that awards are expected to be outstanding.
(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(8)	Based on the annualized dividend rate.

U.S. GAAP	2010 Annual Report	65

Notes to Consolidated Financial Statements

11	Stock plans continued

(ii) Stock option awards
The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2010, 11.6 million common shares remained authorized for future issuances under these plans.

Options issued by the Company include conventional options, which vest over a period of time; and performance-accelerated stock options. As at December 31, 2010, the performance-accelerated stock options were fully vested.

For 2010, 2009 and 2008, the Company granted 0.7 million, 1.2 million and 0.9 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.

The total number of options outstanding at December 31, 2010, for conventional and performance-accelerated options was 6.8 million and 2.1 million, respectively.

The following table provides the activity of stock option awards during 2010, and for options outstanding and exercisable at December 31, 2010, the weighted-average exercise price.

	Options outstanding		Nonvested options
		Weighted-		Weighted-
	Number of	average	Number of	average grant
	options	exercise price	options	date fair value
	In millions		In millions
Outstanding at December 31, 2009 (1)	11.6	$30.98	2.6	$12.80
Granted	0.7	$54.76	0.7	$13.09
Exercised	(3.4)	$24.95	N/A	N/A
Vested	N/A	N/A	(1.0)	$13.03
Outstanding at December 31, 2010 (1)	8.9	$34.23	2.3	$12.80
Exercisable at December 31, 2010 (1)	6.6	$30.49	N/A	N/A

(1)	Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2010 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2010 at the Company’s closing stock price of $66.35.

	Options outstanding				Options exercisable
Range of exercise prices	Number of options	Weighted- average years to expiration	Weighted- average exercise price	Aggregate intrinsic value	Number of options	Weighted- average exercise price	Aggregate intrinsic value
	In millions			In millions	In millions		In millions
$11.93 -$20.42	2.3	1.9	$20.03	$106	2.3	$20.03	$106
$20.51 - $29.03	2.0	1.6	$25.75	82	2.0	$25.75	82
$30.50 - $37.00	1.0	7.0	$34.58	32	0.4	$35.32	13
$37.78 - $50.45	2.3	6.6	$45.40	47	1.4	$45.42	29
$50.65 - $65.57	1.3	7.6	$52.32	18	0.5	$52.15	7
Balance at December 31, 2010 (1)	8.9	4.4	$34.23	$285	6.6	$30.49	$237

(1)
Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2010, all stock options outstanding were in-the-money. The weighted-average years to expiration of exercisable stock options is 3.2 years.

66	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2010	2009	2008	2007	2006	2005	Total
Stock-based compensation expense recognized over
requisite service period (1)
Year ended December 31, 2010	$4	$2	$2	$1	$-	N/A	$9
Year ended December 31, 2009	N/A	$9	$1	$2	$2	$-	$14
Year ended December 31, 2008	N/A	N/A	$7	$2	$2	$3	$14

Fair value per unit
At grant date ($)	$13.09	$12.60	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during the year
Year ended December 31, 2010	$-	$4	$3	$3	$3	N/A	$13
Year ended December 31, 2009	N/A	$-	$3	$3	$3	$3	$12
Year ended December 31, 2008	N/A	N/A	$-	$3	$3	$3	$9

Nonvested awards at December 31, 2010
Unrecognized compensation cost	$5	$4	$1	$-	$-	N/A	$10
Remaining recognition period (years)	3.0	2.0	1.0	-	-	N/A	N/A

Assumptions
Grant price ($)	$54.76	$42.14	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	28%	39%	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.4	5.3	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	2.44%	1.97%	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$1.08	$1.01	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

The following table provides information related to stock options exercised during the years ended December 31, 2010, 2009 and 2008:

In millions	Year ended December 31,	2010	2009	2008
Total intrinsic value		$125	$93	$81
Cash received upon exercise of options		$87	$53	$44
Related excess tax benefits realized		$28	$20	$10

(iii) Stock price volatility
Compensation cost for the Company’s RSU plans is based on the fair value of the awards at period end using the lattice-based valuation model for which a primary assumption is the Company’s share price. In addition, the Company’s liability for the VIDP is marked-to-market at period-end and, as such, is also reliant on the Company’s share price. Fluctuations in the Company’s share price cause volatility to stock-based compensation expense as recorded in net income. The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 increase in the Company’s share price at December 31, 2010 would have increased stock-based compensation expense by $3 million, whereas a $1 decrease in the price would have reduced it by $4 million.

12	Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The Company also offers postretirement benefits to certain employees, providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to the Company’s defined benefit plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

A. Description of the CN Pension Plan
The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company’s

U.S. GAAP	2010 Annual Report	67

Notes to Consolidated Financial Statements

12	Pensions and other postretirement benefits continued

pension trust funds (including the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

B. Funding policy
Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. Actuarial valuations will be required annually starting with the actuarial valuation as at December 31, 2011. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2008 and indicated a funding excess on a going concern and solvency basis. Based on the latest actuarial valuations of all its plans, total cash contributions for all of the Company’s pension plans are expected to be approximately $115 million in 2011.

C. Plan assets
The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset class mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The Policy mix in 2010 was: 2% cash and short-term investments, 38% bonds, 47% equities, 4% real estate, 5% oil and gas and 4% infrastructure assets.

Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using Policy asset mix and the performance of the benchmark indices.

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the trust funds consist mainly of the following:

(i)
Cash, short-term investments and bonds consist primarily of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term securities are almost exclusively obligations issued by Canadian chartered banks. In 2010, 90% of bonds were issued or guaranteed by Canadian, U.S. or other governments.

(ii)	Mortgages consist of mortgage products which are primarily conventional or participating loans secured by commercial properties and publicly traded REITs (Real Estate Investment Trust).

(iii)
Equity investments are well diversified by country, issuer and industry sector. The most significant allocation either to an individual issuer or industry sector was approximately 3% and 20%, respectively, in 2010.

(iv)	Real estate is a diversified portfolio of Canadian land and commercial properties.

(v)	Oil and gas investments include petroleum and natural gas properties operated by the trusts’ wholly-owned subsidiaries and Canadian marketable securities.

(vi)	Infrastructure investments are publically traded trust units, participations in private infrastructure funds and public debt and equity securities of infrastructure and utility companies.

(vii)	Absolute return investments are a portfolio of units of externally managed hedge funds.

The plans’ investment manager monitors market events and exposures to markets, currencies and interest rates daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the effects mentioned above, the plans were 71% exposed to the Canadian dollar, 9% to European currencies, 9% to the US dollar and 11% to various other currencies as at December 31, 2010. Interest rate risk represents the risk that the fair market value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the assets and liabilities of the plans. To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality. Derivatives are used from time to time to adjust asset mix or exposures to foreign currencies, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, equity or commodity prices. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. Derivatives include forwards, futures, swaps and options.

The tables on the following page present the fair value of plan assets as at December 31, 2010 and 2009 by asset class, their level within the fair value hierarchy and the valuation techniques and inputs used to measure such fair value.

68	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

In millions, unless otherwise indicated		Fair value measurements at December 31, 2010
		Percentage of
Asset class	Total	total assets	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$429	3%	$429	$-	$-
Bonds (2)
Canada and supranational	2,013	13%	-	2,013	-
Provinces of Canada	1,292	9%	-	1,292	-
Corporate	92	1%	-	92	-
Emerging market debt	318	2%	-	318	-
Mortgages (3)	205	1%	30	175	-
Equities (4)
Canadian	3,228	21%	3,204	-	24
U.S.	1,316	9%	1,316	-	-
International	3,076	20%	3,076	-	-
Real estate (5)	318	2%	-	-	318
Oil and gas (6)	1,141	8%	289	-	852
Infrastructure (7)	607	4%	29	85	493
Absolute return (8)
Multi-strategy funds	311	2%	-	106	205
Fixed income funds	197	1%	-	197	-
Commodity funds	75	1%	-	75	-
Equity funds	148	1%	-	147	1
Global macro funds	292	2%	-	292	-
	$15,058	100%	$8,373	$4,792	$1,893
Other (9)	34	-
Total plan assets	$15,092	100%

In millions, unless otherwise indicated		Fair value measurements at December 31, 2009
		Percentage of
Asset class	Total	total assets	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$245	2%	$245	$-	$-
Bonds (2)
Canada and supranational	1,796	12%	-	1,796	-
Provinces of Canada	1,117	8%	-	1,117	-
Corporate	126	1%	-	126	-
Emerging market debt	238	2%	-	238	-
Mortgages (3)	213	1%	35	178	-
Equities (4)
Canadian	3,297	23%	3,279	-	18
U.S.	1,452	10%	1,452	-	-
International	2,950	21%	2,950	-	-
Real estate (5)	303	2%	-	37	266
Oil and gas (6)	1,014	7%	262	-	752
Infrastructure (7)	572	4%	39	84	449
Absolute return (8)
Multi-strategy funds	159	1%	-	52	107
Fixed income funds	195	1%	-	121	74
Commodity funds	91	1%	-	91	-
Equity funds	132	1%	-	131	1
Global macro funds	307	2%	-	307	-
	$14,207	99%	$8,262	$4,278	$1,667
Other (9)	125	1%
Total plan assets	$14,332	100%

Level 1: Fair value based on quoted prices in active markets for identical assets
Level 2: Fair value based on significant observable inputs
Level 3: Fair value based on significant unobservable inputs

Footnotes to the tables follow on the next page

U.S. GAAP	2010 Annual Report	69

Notes to Consolidated Financial Statements

12	Pensions and other postretirement benefits continued

The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3.

	Fair value measurements using significant unobservable inputs (Level 3)						Additional information (10)
							Infra-	Absolute
		Real	Oil and		Absolute		structure	return
In millions	Equities (4)	estate (5)	gas (6)	Infrastructure (7)	return (8)	Total	Hedged	Hedged

Beginning balance at December 31, 2008	$27	$237	$702	$490	$60	$1,516	$486	$60

Actual return relating to assets still
held at the reporting date	1	14	87	(71)	14	45	4	30

Purchases, sales and settlements	(10)	15	(37)	30	108	106	(41)	92

Balance at December 31, 2009	$18	$266	$752	$449	$182	$1,667	$449	$182

Actual return relating to assets still
held at the reporting date	3	32	90	19	(11)	133	46	-

Purchases, sales and settlements	3	(14)	(48)	25	109	75	1	99

Transfers in and/or out of Level 3	-	34	58	-	(74)	18	-	(74)

Ending balance at December 31, 2010	$24	$318	$852	$493	$206	$1,893	$496	$207

(1)	Short-term investments consist primarily of securities issued by Canadian chartered banks. Such investments are valued at cost, which approximates market value.
(2)
Bonds are valued using prices obtained from independent pricing data suppliers, predominantly TSX Inc. When prices are not available from independent sources, the bond is valued by comparison to prices obtained for a bond of similar interest rate, maturity and risk.

(3)
Mortgages are secured by real estate. The fair value measurement of $175 million ($178 million in 2009) of mortgages categorized as Level 2 is based on current market yields of financial instruments of similar maturity, coupon and risk factors. Mortgages denominated in foreign currencies are fully hedged back to the Canadian dollar, the effects of which are reflected in the values presented in the tables above.

(4)	The fair value of equity investments of $24 million ($18 million in 2009) categorized as Level 3 represent units in private equity funds which are valued by their administrators.
(5)
The fair value of real estate investments of $318 million ($303 million in 2009) includes land and buildings classified as Level 3 ($37 million of land classified as Level 2 and $266 million of buildings classified as Level 3 in 2009). Land is valued based on the fair market value of comparable assets and buildings are valued based on the present value of estimated future net cash flows and the fair market value of comparable assets. Independent valuations of land and buildings are performed triennially.

(6)
The fair value of oil and gas investments of $852 million ($752 million in 2009) classified as Level 3 is valued based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. The future net cash flows are based on forecasted oil and gas prices and projected future annual production and costs.

(7)
Infrastructure funds consist of $29 million ($39 million in 2009) of trust units that are publicly traded and classified as Level 1, $85 million ($84 million in 2009) of bank loans and bonds issued by infrastructure companies classified as Level 2 and $493 million ($449 million in 2009) of infrastructure funds that are classified as Level 3 and are valued based on earnings multiples. Infrastructure funds cannot be redeemed; distributions will be received from the funds as the underlying investments are liquidated. Infrastructure funds denominated in foreign currencies are fully hedged back to the Canadian dollar, the effects of which are reflected in the values presented in the additional information table presented above.

(8)
Absolute return investments are valued using the net asset value as reported by the fund administrators. All hedge fund investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days. Hedge fund investments that have redemption dates less frequent than every four months or that have restrictions on contractual redemption features at the reporting date are classified as Level 3.

(9)
Other consists of net operating assets required to administer the trust funds' investment assets and the plans' benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

(10)	This additional information demonstrates the fair value of the infrastructure and absolute return funds after considering the effects of foreign currency hedges.

70	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

D. Additional disclosures

(i) Obligations and funded status

		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2010	2009	2010	2009

Change in benefit obligation
Projected benefit obligation at beginning of year		$13,708	$12,326	$268	$260
Acquisition of EJ&E		-	3	-	2
Amendments		5	-	-	1
Interest cost		837	885	16	17
Actuarial loss		1,118	1,284	22	25
Service cost		99	83	3	3
Curtailment gain		-	-	(1)	(3)
Plan participants’ contributions		50	48	-	-
Foreign currency changes		(12)	(36)	(6)	(18)
Benefit payments and transfers		(910)	(885)	(19)	(19)
Projected benefit obligation at end of year		$14,895	$13,708	$283	$268
Component representing future salary increases		(439)	(437)	-	-
Accumulated benefit obligation at end of year		$14,456	$13,271	$283	$268

Change in plan assets
Fair value of plan assets at beginning of year		$14,332	$13,611	$-	$-
Employer contributions		411	131	-	-
Plan participants’ contributions		50	48	-	-
Foreign currency changes		(8)	(17)	-	-
Actual return on plan assets		1,217	1,444	-	-
Benefit payments and transfers		(910)	(885)	-	-
Fair value of plan assets at end of year		$15,092	$14,332	-	-
Funded (unfunded) status (Excess of fair value of plan assets over
projected benefit obligation at end of year)		$197	$624	$(283)	$(268)

Measurement date for all plans is December 31.

The projected benefit obligation and fair value of plan assets for the CN Pension Plan at December 31, 2010 were $13,941 million and $14,343 million, respectively ($12,819 million and $13,606 million, respectively, at December 31, 2009).

(ii) Amounts recognized in the Consolidated Balance Sheet

		Pensions		Other postretirement benefits
In millions	December 31,	2010	2009	2010	2009
Noncurrent assets (Note 6)		$442	$846	$-	$-
Current liabilities (Note 7)		-	-	(18)	(18)
Noncurrent liabilities (Note 8)		(245)	(222)	(265)	(250)
Total amount recognized		$197	$624	$(283)	$(268)

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 19)

		Pensions		Other postretirement benefits
In millions	December 31,	2010	2009	2010	2009
Net actuarial gain (loss)		$(1,185)	$(280)	$1	$26
Prior service cost		$(5)	$-	$(4)	$(6)

U.S. GAAP	2010 Annual Report	71

Notes to Consolidated Financial Statements

12	Pensions and other postretirement benefits continued

(iv) Information for the pension plans with an accumulated benefit obligation in excess of plan assets

		Pensions		Other postretirement benefits
In millions	December 31,	2010	2009	2010	2009
Projected benefit obligation		$436	$407	N/A	N/A
Accumulated benefit obligation		$386	$359	N/A	N/A
Fair value of plan assets		$191	$186	N/A	N/A

(v) Components of net periodic benefit cost (income)

			Pensions		Other postretirement benefits
In millions	Year ended December 31,	2010	2009	2008	2010	2009	2008
Service cost		$99	$83	$136	$3	$3	$4
Interest cost		837	885	801	16	17	15
Curtailment gain		-	-	-	(1)	(3)	(7)
Expected return on plan assets		(1,009)	(1,007)	(1,004)	-	-	-
Amortization of prior service cost		-	-	19	2	5	2
Recognized net actuarial loss (gain)		3	5	-	(2)	(3)	(2)
Net periodic benefit cost (income)		$(70)	$(34)	$(48)	$18	$19	$12

The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $1 million and $8 million, respectively.

The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $2 million and nil, respectively.

(vi) Weighted-average assumptions used in accounting for pensions and other postretirement benefits

			Pensions		Other postretirement benefits
	December 31,	2010	2009	2008	2010	2009	2008
To determine projected benefit obligation
Discount rate (1)		5.32%	6.19%	7.42%	5.29%	6.01%	6.84%
Rate of compensation increase (2)		3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
To determine net periodic benefit cost
Discount rate (1)		6.19%	7.42%	5.53%	6.01%	6.84%	5.84%
Rate of compensation increase (2)		3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Expected return on plan assets (3)		7.75%	7.75%	8.00%	N/A	N/A	N/A

(1)
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year.

(2)	The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.
(3)
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2010, the Company used a long-term rate of return assumption of 7.75% on the market-related value of plan assets to compute net periodic benefit cost. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. Effective January 1, 2011, the Company will reduce the expected long-term rate of return on plan assets from 7.75% to 7.50% to reflect management's current view of long-term investment returns. The effect of this change in management’s assumption will be to decrease net periodic benefit income by approximately $20 million.

72	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

(vii) Health care cost trend rate for other postretirement benefits
For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 11% and 10% for 2010 and 2011, respectively. It is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

Assumed health care costs have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rate would have the following effect:

In millions	One-percentage-point
	Increase	Decrease
Effect on total service and interest costs	$1	$(1)
Effect on benefit obligation	$17	$(15)

(viii) Estimated future benefit payments

		Other
		postretirement
In millions	Pensions	benefits
2011	$937	$19
2012	$964	$19
2013	$987	$20
2014	$1,012	$21
2015	$1,036	$22
Years 2016 to 2020	$5,426	$113

E. Defined contribution and other plans
The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans, including Section 401(k) savings plans for certain U.S. based employees. The Company’s contributions under these plans are expensed as incurred and amounted to $16 million, $8 million and $7 million for 2010, 2009 and 2008, respectively.

13	Other income

In millions	Year ended December 31,	2010	2009	2008

Gain on disposal of property (1)		$157	$226	$-
Gain on disposal of land		20	12	22
Investment income		5	7	5
Net real estate costs		(6)	(7)	(10)
Costs related to the Accounts receivable
securitization program (Note 4)		-	(1)	(10)
Foreign exchange gain (loss)		-	4	(14)
Other		36	26	33
Total other income		$212	$267	$26

(1)
2010 includes $152  million for the sale of the Company’s Oakville subdivision and 2009 includes $69 million and $157 million for the sales of the Lower Newmarket and Weston subdivisions, respectively. See Note 5 – Properties.

14	Income taxes

The Company’s consolidated effective income tax rate differs from the Canadian statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2010	2009	2008
Federal tax rate		18.0%	19.0%	19.5%
Income tax expense at the statutory
Federal tax rate		$(518)	$(430)	$(496)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(350)	(257)	(304)
Deferred income tax adjustments
due to rate enactments		-	126	23
Gain on disposals		32	42	3
Other (1)		64	112	124
Income tax expense		$(772)	$(407)	$(650)
Cash payments for income taxes		$214	$245	$425

(1)	Comprises adjustments relating to the resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, and other items.

U.S. GAAP	2010 Annual Report	73

Notes to Consolidated Financial Statements

14	Income taxes continued

The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2010	2009	2008

Income before income taxes
Canada		$2,301	$2,002	$1,976
U.S.		575	259	569
		$2,876	$2,261	$2,545

Current income tax expense
Canada		$(308)	$(253)	$(316)
U.S.		(46)	(16)	(104)
		$(354)	$(269)	$(420)

Deferred income tax expense
Canada		$(248)	$(58)	$(153)
U.S.		(170)	(80)	(77)
		$(418)	$(138)	$(230)

Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2010	2009
Deferred income tax assets
Personal injury claims and other reserves		$155	$135
Other postretirement benefits liability		88	85
Net operating losses and tax credit
carryforwards (1)		11	14
Total deferred income tax assets		254	234

Deferred income tax liabilities
Net pension asset		41	149
Properties and other		5,312	5,099
Total deferred income tax liabilities		5,353	5,248
Total net deferred income tax liability		$5,099	$5,014
Total net deferred income tax liability
Canada		$2,162	$2,083
U.S.		2,937	2,931
		$5,099	$5,014
Total net deferred income tax liability		$5,099	$5,014
Net current deferred income tax asset		53	105
Net noncurrent deferred income tax liability		$5,152	$5,119

(1)	Net operating losses and tax credit carryforwards will expire between the years 2014 and 2030.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2010, it is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and net operating losses and tax credit carryforwards are utilized. The Company has not recognized a deferred income tax asset ($338  million at December 31, 2010) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its permanent investment in U.S. subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

The Company recognized tax credits of $1 million in 2010, $6 million in 2009 and $4 million in 2008 for eligible research and development expenditures, which reduced the cost of properties.

The following table provides a reconciliation of unrecognized tax benefits on the Company’s Canadian and U.S. tax positions:

In millions
Gross unrecognized tax benefits as at January 1, 2010	$83
Increases for:
Tax positions related to the current year	4
Interest and penalties accrued on tax positions	5
Decreases for:
Tax positions related to prior years	(31)
Interest and penalties accrued on tax positions	(4)
Gross unrecognized tax benefits as at December 31, 2010	$57
Adjustments to reflect tax treaties and other arrangements	(27)
Net unrecognized tax benefits as at December 31, 2010	$30

As at December 31, 2010, the total amount of gross unrecognized tax benefits was $57  million, before considering tax treaties and other arrangements between taxation authorities, of which $19 million related to accrued interest and penalties. If recognized, all of the net unrecognized tax benefits would affect the effective tax rate. The Company estimates that approximately $10 million of the unrecognized tax benefits as at December 31, 2010 for various state and federal income tax matters will be resolved over the next twelve months.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income.

In Canada, the Company’s income tax returns filed for the years 2004 to 2009 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2006 to 2009 remain subject to examination by the taxation authorities.

74	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

15	Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.

The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 90% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

The regions also demonstrate common characteristics in each of the following areas:

(i)	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;

(ii)	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;

(iii)	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;

(iv)	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

For the reasons mentioned herein, the Company reports as one operating segment.

The following tables provide information by geographic area:

In millions	Year ended December 31,	2010	2009	2008
Revenues (1)
Canada		$5,630	$4,971	$5,632
U.S.		2,667	2,396	2,850
		$8,297	$7,367	$8,482

(1)	For the years ended December 31, 2010, 2009 and 2008, the largest customer represented approximately 3%, 3% and 2%, respectively, of total revenues.

In millions	Year ended December 31,	2010	2009	2008
Net income
Canada		$1,745	$1,691	$1,507
U.S.		359	163	388
		$2,104	$1,854	$1,895

In millions	December 31,	2010	2009
Properties
Canada		$13,312	$12,778
U.S.		9,605	9,852
		$22,917	$22,630

16	Earnings per share

	Year ended December 31,	2010	2009	2008
Basic earnings per share		$4.51	$3.95	$3.99
Diluted earnings per share		$4.48	$3.92	$3.95

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2010	2009	2008
Net income		$2,104	$1,854	$1,895

Weighted-average shares outstanding		466.3	469.2	474.7
Effect of stock options		3.8	4.3	5.3
Weighted-average diluted shares
outstanding		470.1	473.5	480.0

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options, would be used to purchase common shares at the average market price for the period. For the years ended December 31, 2010, 2009 and 2008, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, were nil, 0.4 million and 0.3 million, respectively.

U.S. GAAP	2010 Annual Report	75

Notes to Consolidated Financial Statements

17	Major commitments and contingencies

A. Leases
The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2010, the Company’s commitments under these operating and capital leases were $616 million and $1,291 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases in each of the next five years and thereafter are as follows:

In millions	Operating	Capital
2011	$110	$192
2012	92	83
2013	71	107
2014	47	239
2015	37	101
2016 and thereafter	259	569
	$616	1,291
Less: imputed interest on capital leases at rates
ranging from approximately 0.5% to 11.8%		342

Present value of minimum lease payments
included in debt		$949

The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

Rent expense for all operating leases was $176 million, $213 million and $202 million for the years ended December 31, 2010, 2009 and 2008, respectively. Contingent rentals and sublease rentals were not significant.

B. Commitments
As at December 31, 2010, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $740 million ($854 million as at December 31, 2009). In addition, the Company has remaining commitments in relation to the EJ&E acquisition to spend, over the next few years, approximately US$80 million for railroad infrastructure improvements and over US$30 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional conditions imposed by the STB. The Company also has agreements with fuel suppliers to purchase approximately 67% of its estimated 2011 volume, 34% of its anticipated 2012 volume, 26% of its anticipated 2013 volume and 9% of its anticipated 2014 volume, at market prices prevailing on the date of the purchase.

C. Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. The Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

At December 31, 2010, 2009 and 2008, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2010	2009	2008
Balance January 1	$178	$189	$196
Accruals and other	59	48	42
Payments	(37)	(59)	(49)
Balance December 31	$200	$178	$189
Current portion - Balance December 31	$39	$34	$35

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury claims, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.

For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, CN’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the study includes the projection of CN’s experience

76	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.

External actuarial studies reflecting favorable claims development over the years have supported net reductions to the Company’s provision for U.S. personal injury and other claims of $19 million, $60 million and $28 million in 2010, 2009 and 2008, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on reducing frequency and severity of non-occupational disease claims through injury prevention and containment; mitigation of claims; and lower settlements for existing claims.

At December 31, 2010, 2009 and 2008, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2010	2009	2008

Balance January 1	$166	$265	$250
Accruals and other	7	(46)	57
Payments	(27)	(53)	(42)
Balance December 31	$146	$166	$265
Current portion - Balance December 31	$44	$72	$83

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2010, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

D. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 295 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. The Company also accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

U.S. GAAP	2010 Annual Report	77

Notes to Consolidated Financial Statements

17	Major commitments and contingencies continued

As at December 31, 2010, 2009 and 2008, the Company’s provision for specific environmental sites was as follows:

In millions	2010	2009	2008

Balance January 1	$103	$125	$111
Accruals and other	67	(7)	29
Payments	(20)	(15)	(15)
Balance December 31	$150	$103	$125
Current portion - Balance December 31	$34	$38	$30

The Company anticipates that the majority of the liability at December 31, 2010 will be paid out over the next five years. However, some costs may be paid out over a longer period. In 2010, the Company accrued remediation costs associated with alleged contamination that are expected to be partly recoverable from third parties. A receivable has been recorded in Intangible and other assets for such recoverable amount. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses for environmental matters amounted to $23 million in 2010, $11 million in 2009 and $10 million in 2008. For 2011, the Company expects to incur operating expenses relating to environmental matters in the same range as in 2010. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $14 million in 2010 and $9 million in both 2009 and 2008. For 2011, the Company expects to incur capital expenditures relating to environmental matters in the same range as in 2010.

78	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

E. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2011 and 2021, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2010, the maximum exposure in respect of these guarantees was $154 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2010, the maximum potential liability under these guarantees was $489  million, of which $425  million was for workers’ compensation and other employee benefits and $64  million was for equipment under leases and other. Of the $489 million of letters of credit and surety and other bonds, $436 million was drawn on the Company’s US$1 billion revolving credit facility. During 2010, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

As at December 31, 2010, the Company had not recorded any liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2011 and 2013.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;

(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;

(c)	contracts for the sale of assets and securitization of accounts receivable;

(d)	contracts for the acquisition of services;

(e)	financing agreements;

(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;

(g)	transfer agent and registrar agreements in respect of the Company’s securities;

(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;

(j)	master agreements with financial institutions governing derivative transactions;

(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

During the year, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

U.S. GAAP	2010 Annual Report	79

Notes to Consolidated Financial Statements

18	Financial instruments

A. Risk management
In the normal course of business, the Company is exposed to various risks such as customer credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2010, the Company did not have any significant derivative financial instruments outstanding.

(i) Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit.

(ii) Fuel
The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. The impact of variable fuel expense is mitigated substantially through the Company’s fuel surcharge program which apportions incremental changes in fuel prices to shippers within agreed upon guidelines. While this program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely mitigated due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to mitigate such risk when considered appropriate.

(iii) Interest rate
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates.

Such risk exists in relation to the Company’s pension and postretirement plans and to its long-term debt. Overall return in the capital markets and the level of interest rates affect the funded status of the Company’s pension plans, particularly the Company’s main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company’s results of operations.

The Company mainly issues debt subject to fixed interest rates, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates through commercial paper borrowing and capital leases, which exposes the Company to variability in interest expense. To manage its interest rate exposure, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may enter into forward rate agreements. The Company does not currently hold any significant derivative financial instruments to manage its interest rate risk. At December 31, 2010, Accumulated other comprehensive loss included an unamortized gain of $10 million, $7 million after-tax ($11 million, $8  million after-tax at December 31, 2009) relating to treasury lock transactions settled in a prior year, which are being amortized over the term of the related debt.

(iv) Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

All of the Company’s U.S. operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss). For the purpose of minimizing volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar, the Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.

Occasionally, the Company enters into short-term foreign exchange contracts as part of its cash management strategy. At December 31, 2010, the Company did not have any foreign exchange contracts outstanding.

80	Canadian National Railway Company	U.S. GAAP

Notes to Consolidated Financial Statements

(v) Liquidity risk
The Company monitors and manages its cash requirements to ensure sufficient access to funds to meet operational and investing requirements. The Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratios, and preserving an investment grade credit rating to be able to maintain access to public financing.

The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its commercial paper program and its accounts receivable securitization program, to meet short-term liquidity needs. If the Company were to lose access to either program for an extended period of time, the Company could rely on its US$1 billion revolving credit facility. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through a share buyback program, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to maintain a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

B. Fair value of financial instruments
Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i)	Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii)	Other assets:
Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of the underlying net assets.

(iii)	Long-term debt:
The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2010 and 2009 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets
Investments	$25	$114	$22	$111
Financial liabilities
Long-term debt (including current portion)	$6,071	$6,937	$6,461	$7,152

U.S. GAAP	2010 Annual Report	81

Notes to Consolidated Financial Statements

19	Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss are as follows:

In millions	December 31,	2010	2009
Foreign exchange loss		$(796)	$(728)
Pension and other postretirement benefit plans		(920)	(228)
Derivative instruments (Note 18)		7	8
Accumulated other comprehensive loss		$(1,709)	$(948)

The components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31,	2010	2009	2008

Accumulated other comprehensive loss - Balance at January 1		$(948)	$(155)	$(31)

Other comprehensive income (loss):

Foreign exchange gain (loss) (net of income tax (expense) recovery of $(53), $(131) and $194, for 2010, 2009 and 2008, respectively)		(68)	(153)	187

Pension and other postretirement benefit plans (net of income tax recovery of $241, $223 and $125, for 2010, 2009 and 2008, respectively)		(692)	(640)	(311)

Derivative instruments		(1)	-	-
Other comprehensive loss		(761)	(793)	(124)
Accumulated other comprehensive loss - Balance at December 31		$(1,709)	$(948)	$(155)

20	Subsequent event

On January 24, 2011, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 16.5 million common shares between January 28, 2011 and December 31, 2011 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.

21	Comparative figures

Certain figures previously reported in 2009 and 2008 have been reclassified to conform with the basis of presentation adopted in 2010.

82	Canadian National Railway Company	U.S. GAAP

Corporate Governance

CN is committed to being a good corporate citizen. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance to business ethics, from safety to environmental protection. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business.

CN has always recognized the importance of good governance. As it evolved from a Canadian institution to a North American publicly traded company, CN voluntarily followed certain corporate governance requirements that, as a company based in Canada, it was not technically compelled to follow. We continue to do so today. Since many of our peers – and shareholders – are based in the United States, we want to provide the same assurances of sound practices as our U.S. competitors.

Hence, we adopt and adhere to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CN complies with applicable rules adopted by the Canadian Securities Administrators and the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002.

As a Canadian company, we are not required to comply with many of the NYSE corporate governance rules, and instead may comply with Canadian governance practices. However, except as summarized on our website (www.cn.ca in the Delivering Responsibly – Governance section), our governance practices comply with the NYSE corporate governance rules in all significant respects.

Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, the Governance section on the CN website contains CN’s Corporate Governance Manual (including the charters of our Board and of our Board committees) and CN’s Code of Business Conduct. Printed versions of these documents are also available upon request to CN’s Corporate Secretary.

Because it is important to CN to uphold the highest standards in corporate governance and that any potential or real wrongdoings be reported, CN has also adopted methods allowing employees and third parties to report accounting, auditing and other concerns, as more fully described on our website.

We are proud of our corporate governance practices. For more information on these practices, please refer to our website, as well as to our proxy circular – mailed to our shareholders and also available on our website.

Delivering Responsibly

CN understands that our long-term success is connected to our contribution to a sustainable future. That is why we are committed to the safety of our employees, the public and the environment; delivering reliable, efficient service so our customers succeed in global markets; building stronger communities; and providing a great place to work. Our sustainability activities are outlined in our Delivering Responsibly report, which can be found on our website: www.cn.ca

In 2010 we deepened our commitment to sustainability by appointing a Chief Safety and Sustainability Officer and an Assistant Vice-President for Sustainability. Through our sustainability action plan, we set an environmental focus based on three pillars – emissions and energy efficiency; waste management; and environmental stewardship – and we are actively engaged in meeting the goals established in the plan.

2010 Annual Report	83

Shareholder and Investor Information

Annual meeting

The annual meeting of shareholders will
be held at 10:00 am EDT on April 27, 2011 at:

The Fairmont Royal York
Imperial Room, Lobby level
100 Front Street West
Toronto, Ontario, Canada

Annual information form

The annual information form may be
obtained by writing to:

The Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

Transfer agent and registrar

Stock exchanges

CN common shares are listed on the Toronto
and New York stock exchanges.

Ticker symbols:
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)

Investor relations

Robert Noorigian
Vice-President, Investor Relations
Telephone: (514) 399-0052

Shareholder services

Shareholders having inquiries concerning
their shares or wishing to obtain information
about CN should contact:

Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-564-6253

Head office

Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9

P.O. Box 8100
Montreal, Quebec H3C 3N4

Computershare Trust Company of Canada	Computershare Trust Company, N.A.
Offices in: Montreal, QC; Toronto, ON; Calgary, AB; Vancouver, BC	Offices in: Golden, CO

Telephone: 1-800-564-6253
www.computershare.com

Dividend payment options

Shareholders wishing to receive dividends by
Direct Deposit or in U.S. dollars may obtain
detailed information by communicating with:

Computershare Trust Company of Canada
Telephone: 1-800-564-6253

Additional copies of this report are available from: CN Public Affairs 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Telephone: 1-888-888-5909 Email: contact@cn.ca
La version française du présent rapport
est disponible à l’adresse suivante :

Affaires publiques CN

935, rue de La Gauchetière Ouest
Montréal (Québec) H3B 2M9
Téléphone : 1-888-888-5909
Courriel : contact@cn.ca

84	Canadian National Railway Company

This report has been printed on FSC® paper.

935 de La Gauchetière Street West Montreal, Quebec H3B 2M9
www.cn.ca